                                             As Filed Pursuant to Rule 424(b)(3)
                                             Registration No. 333-104896


THE INFORMATION IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THIS PRELIMINARY PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                SUBJECT TO COMPLETION. DATED SEPTEMBER 5, 2003.

           Prospectus Supplement to Prospectus dated August 20, 2003.

                                  $225,000,000

                                TOM BROWN, INC.
                       TOM BROWN RESOURCES FUNDING CORP.

                                 225,000 Units
(Tom Brown, Inc. Logo)
                            Each Unit consisting of
  $512 Principal Amount of      % Senior Subordinated Notes of Tom Brown, Inc.
                              due           , 2013
                                      and
          $488 Principal Amount of      % Senior Subordinated Notes of
                       Tom Brown Resources Funding Corp.
                              due           , 2013

    Unconditionally Guaranteed as to Payment of Principal, Premium, if any,
                        and Interest by Tom Brown, Inc.
                             ---------------------
     Each Unit will consist of $512 principal amount of     % senior
subordinated notes of Tom Brown, Inc. (the "Parent Notes") and $488 principal
amount of     % senior subordinated notes of its wholly owned subsidiary, Tom
Brown Resources Funding Corp. (the "Subsidiary Notes" and, together with the Parent Notes, the "Notes"). The Notes comprising a Unit will not be separable and will be transferable only as a Unit.

     Tom Brown and Tom Brown Resources will pay interest on the Parent Notes and
the Subsidiary Notes, respectively, on          and          of each year. The
first such payment will be made on          , 2004.

     Tom Brown, Inc. will guarantee the payment of principal, premium, if any, and interest on the Subsidiary Notes on a full and unconditional basis (the "Parent Guarantee").

     At any time prior to          , 2006, Tom Brown and Tom Brown Resources may
at their joint option redeem up to 35% of the original principal amount of Notes, as Units, at the redemption price set forth in this prospectus supplement
using the proceeds of specified equity offerings. On or after          , 2008,
Tom Brown and Tom Brown Resources may at their joint option redeem all or a portion of the Notes, as Units, at the redemption prices set forth in this prospectus supplement. Tom Brown and Tom Brown Resources also may at their joint option redeem all, but not part, of the Notes, as Units, at the principal amount plus accrued interest to the redemption date in the event of certain changes affecting Canadian withholding taxes. At any time, at the joint option of Tom Brown and Tom Brown Resources, Tom Brown Resources may assign to Tom Brown and Tom Brown may assume all or a part of Tom Brown Resources' obligations under the Subsidiary Notes.

     The Parent Notes and the Parent Guarantee will be unsecured senior subordinated obligations of Tom Brown and will rank junior in right of payment to all of Tom Brown's existing and future secured debt and other senior debt. The Subsidiary Notes will be unsecured senior subordinated obligations of Tom Brown Resources and will rank junior in right of payment to all of Tom Brown Resources' existing and future secured debt and other senior debt.

      See "Risk Factors" beginning on page S-17 of this prospectus supplement to read about certain factors you should consider before buying the Units.
                             ---------------------
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

                                                              Per Unit      Total
                                                              --------   ------------
Initial public offering price...............................
Underwriting discount.......................................
Proceeds, before expenses, to Tom Brown.....................
Proceeds, before expenses, to Tom Brown Resources...........

     The initial public offering price set forth above does not include accrued
interest, if any. Interest on the Notes will accrue from          , 2003 and
must be paid by the purchaser if the Units are delivered after          , 2003.
                             ---------------------

     The underwriters expect to deliver the Units in book-entry form through the facilities of The Depository Trust Company against payment in New York, New York
on          , 2003.
                          Joint Book-Running Managers

GOLDMAN, SACHS & CO.                 JPMORGAN                MERRILL LYNCH & CO.

BNP PARIBAS
                      CITIGROUP
                                       SCOTIA CAPITAL
                                                      WACHOVIA SECURITIES
                             ---------------------

                Prospectus Supplement dated September   , 2003.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     The first part of this document is this prospectus supplement, which describes our business and the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information than this prospectus supplement, some of which may not apply to this offering. Generally, when we refer to the "prospectus," we are referring to both parts combined.

     IF THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE INFORMATION IN THE ACCOMPANYING PROSPECTUS, YOU SHOULD RELY ON THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT.

     You should read this prospectus supplement and the accompanying prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision. In addition, we incorporate important business and financial information in this prospectus supplement and the accompanying prospectus by reference to other documents. You should read and consider the information in the documents to which we have referred you in "Where You Can Find More Information" in the accompanying prospectus.

                   CERTAIN DEFINITIONS AND OTHER INFORMATION

     Unless the context requires otherwise or unless otherwise noted, all references to "Tom Brown," "we," "us" or "our" in this prospectus supplement (other than in "The Offering," "Description of the Units," "Description of the Notes," "United States Federal Income Tax Considerations" and "Canadian Federal Income Tax Considerations") are references to Tom Brown, Inc. and its subsidiaries. All references to "Tom Brown Resources" are to Tom Brown Resources Funding Corp.

     On June 27, 2003, Tom Brown acquired Matador Petroleum Corporation. Unless otherwise indicated, the operating results and reserve information presented in this prospectus supplement are those of Tom Brown and have not been adjusted to reflect the pro forma effect of the Matador acquisition. References in this prospectus supplement to pro forma results and pro forma reserve information assume that we had acquired Matador as of the beginning of the period presented.

     We have provided definitions for some of the natural gas and oil industry terms used in this prospectus supplement under "Glossary of Common Natural Gas and Oil Terms" beginning on page S-106.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     The information in this prospectus supplement and the accompanying prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical or present facts, that address activities, events, outcomes and other matters that we plan, expect, intend, assume, believe, budget, predict, forecast, project, estimate or anticipate (and other similar expressions) will, should or may occur in the future are forward-looking statements. These forward-looking statements are based on management's current belief, using currently available information, as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements set forth in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein, including those set forth under the caption "Business -- Risk Factors" in our Annual Report on Form 10-K/A for the year ended December 31, 2002.

     Should one or more of the risks or uncertainties described in this prospectus supplement, the accompanying prospectus or our Annual Report on Form 10-K/A occur, or should any of the underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. We specifically disclaim all responsibility to publicly update any information contained in a forward-looking statement or any forward-looking statement in its entirety, except as required by law, and therefore disclaim any resulting liability for potentially related damages.

     All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary highlights information contained elsewhere in this prospectus supplement. This summary may not contain all of the information that you should consider before investing in the Units. You should carefully read this entire document, including the information in this prospectus supplement under the headings "Risk Factors" and "Special Note Regarding Forward-Looking Statements," and the other documents to which we refer you before making an investment decision.

                                TOM BROWN, INC.

     We are engaged primarily in the exploration for, and the acquisition, development, production, marketing and sale of, natural gas, natural gas liquids and crude oil in North America. Our activities are conducted principally in the Rocky Mountain region of the United States and Canada and the East Texas and Permian basins. We also, to a lesser extent, conduct exploration and development activities in other areas of the continental United States and Canada.

     At December 31, 2002, our estimated proved reserves totaled 750 Bcfe, of which 76% were proved developed, and were comprised of approximately 674 Bcf of natural gas, 6 Mmbbls of crude oil and 7 Mmbbls of natural gas liquids. Our estimated proved reserves, on an equivalent basis, were 90% natural gas, and 85% of our total estimated proved reserves were located in the Rocky Mountain region of the United States and Canada. In 2002, we achieved average net production of 234 Mmcfe per day, which implies a reserve life of approximately nine years. Our production increased 12% from 2001 to 2002, with 10% lower operating costs on a per unit basis. For the past three years, we achieved compound annual growth in production and estimated proved reserves of 20% and 13%, respectively. Over the same period, we added estimated proved reserves from all sources that were equal to 215% of our production. Our weighted average finding and development costs for the past three years were $1.29 per Mcfe.

     We focus our operations in areas where we have developed significant geological and operational expertise and established critical mass through the strategic accumulation of large, contiguous acreage positions. Our 2002 year-end acreage of 2,132,000 net acres, 87% of which were undeveloped, positions us for continued growth through the drillbit and provides us with a portfolio containing high potential exploration prospects complemented by lower risk development opportunities. We seek to operate the majority of our properties in order to control the timing of capital expenditures and production.

     As of December 31, 2002, pro forma for our acquisition of Matador Petroleum Corporation described below, our estimated proved reserves totaled 1.02 Tcfe, of which approximately 89% were natural gas and 73% were proved developed. Fifty-five percent of these pro forma reserves were located in the U.S. Rocky Mountain region, 8% in the Canadian Rocky Mountain region, 19% in the East Texas Basin and 18% in the Permian Basin and other areas. Pro forma 2002 net production averaged 286 Mmcfe per day.

                       TOM BROWN RESOURCES FUNDING CORP.

     Tom Brown Resources is an unlimited liability company incorporated in February 2001 under the laws of Nova Scotia, Canada. Tom Brown Resources is a direct, wholly owned subsidiary of Tom Brown. The primary purpose of Tom Brown Resources is to act as a financing vehicle for Tom Brown and its other subsidiaries. Tom Brown Resources does not intend to conduct operations. The financial results of Tom Brown Resources are included in the consolidated financial results of Tom Brown. We do not anticipate that the annual or other reports of Tom Brown Resources will be made publicly available, subject to applicable regulatory requirements.

                              MATADOR ACQUISITION

     On June 27, 2003, we acquired Matador Petroleum Corporation for $388 million, which included $267 million of cash and $121 million of assumed debt at closing. We funded the acquisition of Matador with borrowings under our credit facilities. We estimated Matador's proved reserves, as of December 31, 2002, to be 269 Bcfe, of which 85% were natural gas and 64% were proved developed. The acquisition increased our estimated equivalent proved reserves by approximately 36% and added 165,500 net acres to our leasehold position.

     For 2002, Matador's net production averaged 52 Mmcfe per day. We hedged the majority of Matador's expected gas production from proved developed producing reserves through 2004 by entering into a series of costless collar contracts. These contracts have a weighted average floor price of $4.53 per Mmbtu and a weighted average ceiling price of $8.63 per Mmbtu.

     The average net production for 2002 and the estimated proved reserves and acreage position of Matador are summarized in the table below.

                          SUMMARY MATADOR INFORMATION

-----------------------------------------------------------------------------------------------
                                                            AS OF DECEMBER 31, 2002
                                                -----------------------------------------------
                                 AVERAGE        ESTIMATED
                              2002 NET DAILY      PROVED                 NET           NET
                                PRODUCTION       RESERVES             DEVELOPED    UNDEVELOPED
AREA                             (MMCFE)         (BCFE)*     % GAS      ACRES         ACRES
-----------------------------------------------------------------------------------------------
East Texas Basin...........                28          162       95       27,800         33,500
Permian Basin..............                21           82       66       25,500         69,700
Gulf Coast/other...........                 3           25       89        4,300          4,700
                             ------------------------------------------------------------------
  Total....................                52          269       85       57,600        107,900
-----------------------------------------------------------------------------------------------

* The reserve estimates for Matador were prepared by our petroleum engineering staff, which calculated 269 Bcfe of estimated proved reserves; this calculation was slightly lower than the 282 Bcfe of estimated proved reserves calculated by Matador's independent petroleum consultants.
--------------------------------------------------------------------------------

     The Matador acquisition is consistent with our strategy to pursue acquisitions that complement our core areas of activity. We expect that our operational and technical expertise, combined with our financial capability, will allow us to fully exploit Matador's significant prospect inventory. The acquisition of Matador provides many strategic benefits to us, including:

ATTRACTIVE RESERVE CHARACTERISTICS CONSISTENT WITH OUR CURRENT PROFILE.

     The acquisition of Matador increased our estimated proved reserves by approximately 36%, to a pro forma total of approximately 1.02 Tcfe at December 31, 2002, while allowing us to maintain a natural gas weighting of approximately 89% of total reserves and increase our reserve life to approximately 10 years. In addition, Matador's historical operating performance is characterized by low operating costs.

COMPLEMENTARY GEOGRAPHIC FIT WITH OUR CORE OPERATIONS.

     By acquiring Matador, we have increased our concentration of assets within two of our core areas -- the East Texas Basin and the Permian Basin. These two regions represented 60% and 30%, respectively, of Matador's estimated equivalent proved reserves at December 31, 2002. The acquisition increased our estimated proved reserve base in these areas from 104 Bcfe to 348 Bcfe.

     As of December 31, 2002, prior to the acquisition of Matador, of our 750 Bcfe of estimated proved reserves, 74% were located in the U.S. Rockies, 11% were located in the Canadian Rockies and 15% were located principally in Texas. Through the Matador acquisition, we have increased our reserve base in the East Texas Basin to 19% of our total estimated equivalent proved reserves and increased our reserve base in the Permian Basin and other regions to 18%, while maintaining our position in the Rocky Mountain region.

INCREASED EXPOSURE TO STRONGER NATURAL GAS PRICE REALIZATIONS.

     Natural gas produced in Texas generally sells for a higher realized price than gas produced in the Rockies due to relatively higher Rocky Mountain differentials. With an increased concentration of reserves in Texas as a result of the Matador acquisition, we expect to improve our overall natural gas price realization and reduce our price volatility compared to the New York Mercantile Exchange (NYMEX). In 2002, Matador's realized natural gas price was $2.90 per Mcf, as compared to our 2002 realized natural gas price of $2.19 per Mcf.

SIGNIFICANT UPSIDE OPPORTUNITIES.

     We expect to leverage our operational and technical expertise to fully exploit Matador's undeveloped reserve and acreage position. We have identified 200 development and 550 exploratory drilling locations on Matador's 165,500 net acres. Our current 2003 capital budget for exploration and development spending is estimated to be between $245 million and $255 million, of which approximately 25% has been allocated to the Matador properties.

                               BUSINESS STRATEGY

     Our business strategy is to increase value through the discovery, acquisition and development of long-lived gas and oil reserves in areas where we have industry knowledge and operational expertise. Our principal investments have been in the natural gas prone basins of North America, which we believe will continue to add long-lived gas and oil reserves at attractive prices. The accumulation of a substantial inventory of exploration and development opportunities, enhanced further by the Matador acquisition, positions us to pursue the following strategic objectives:

FOCUS ON NORTH AMERICAN BASINS WITH CONCENTRATIONS IN THE ROCKY MOUNTAINS AND TEXAS.

     With approximately 55% of pro forma estimated equivalent proved reserves in the U.S. Rockies, 8% in the Canadian Rockies, 19% in the East Texas Basin and 18% in the Permian Basin and other regions, we are focusing our operations in select gas basins characterized by multiple pay sands and significant reserve potential in place. This strategy has enabled us to develop specialized geologic expertise and achieve economies of scale, resulting in competitive finding, development and production costs.

CAPITALIZE ON EXTENSIVE LAND POSITION.

     Our pro forma lease acreage position, of which 85% is undeveloped, provides us with substantial opportunities for future exploration and development activities. Approximately 77% of our pro forma net acreage position is located in the Rocky Mountain region of the United States and Canada, making us one of the largest holders of lease acreage in this region. In the Rockies, we hold, or have options on, 1,777,000 net acres located primarily in the Wind River and Green River basins of Wyoming, the Piceance Basin of Colorado, the Paradox Basin of Utah and Colorado and the Western Canadian Sedimentary Basin. We have 184,500 net acres in the East Texas Basin and 336,000 net acres in the Permian Basin and other regions, both on a pro forma basis.

GROW THROUGH EXPLORATION AND DEVELOPMENT DRILLING.

     Our growth strategy is founded primarily on creating value through exploration and development drilling, while selectively pursuing acquisitions. Before giving effect to the Matador acquisition, approximately 75% of our estimated equivalent proved reserve additions for the last three years have been a result of exploration and development drilling, with approximately 25% from acquisitions. Our operational and technical personnel have extensive experience in their respective regions, which has contributed to efficient and productive drilling activity. Over the past three years, we have added estimated proved reserves from all sources that were equal to 215% of our production, at a weighted average finding and development cost of $1.29 per Mcfe. We maintain a large portfolio containing high potential exploration prospects complemented by lower risk development projects.

PURSUE OPPORTUNISTIC ACQUISITIONS.

     We will continue to selectively pursue acquisitions of gas and oil properties and leasehold acreage that complement operations in our core areas of activity. Past acquisitions have played an important part of our growth in reserves and inventory of drilling opportunities.

                                  THE OFFERING

     The following summary is not intended to be complete. For a more detailed description of the Units and the Notes comprising the Units, see "Description of the Units" and "Description of the Notes."

ISSUERS.......................   Tom Brown, Inc. is the issuer of the Parent
                                 Notes and Tom Brown Resources Funding Corp. is the issuer of the Subsidiary Notes.

SECURITIES OFFERED............   225,000 Units. Each Unit consists of $512
                                 principal amount of      % Senior Subordinated
                                 Notes due 2013 issued by Tom Brown, Inc. and
                                 $488 principal amount of      % Senior
                                 Subordinated Notes due 2013 issued by Tom Brown
                                 Resources Funding Corp.

MATURITY DATE.................             , 2013

INTEREST PAYMENT DATES........   Interest will accrue on the Notes from the date
                                 of issuance and will be payable semi-annually,
                                 on each           and           , commencing
                                           , 2004.

GUARANTEE.....................   The Subsidiary Notes will be fully and
                                 unconditionally guaranteed by Tom Brown. Tom
                                 Brown Resources is a direct, wholly owned subsidiary of Tom Brown. See "Description of the Notes -- Parent Guarantee."

RANKING.......................   The Parent Notes and the Parent Guarantee will
                                 be unsecured senior subordinated obligations of Tom Brown. Accordingly, they will rank:

                                 - junior to Tom Brown's existing and future
                                   senior debt;

                                 - equally with any of Tom Brown's future
                                   unsecured senior subordinated debt that does not expressly provide that it is subordinated to the Parent Notes and the Parent Guarantee; and

                                 - senior to any of Tom Brown's future debt that
                                   expressly provides that it is subordinated to the Parent Notes and the Parent Guarantee.

                                 The Parent Notes and the Parent Guarantee will be effectively subordinated to the existing and future debt of our subsidiaries.

                                 The Subsidiary Notes will be unsecured senior subordinated obligations of Tom Brown Resources. Accordingly, they will rank:

                                 - junior to Tom Brown Resources' existing and
                                   future senior debt;

                                 - equally with any of Tom Brown Resources'
                                   future unsecured senior subordinated debt that does not expressly provide that it is subordinated to the Subsidiary Notes; and

                                 - senior to any of Tom Brown Resources' future
                                   debt that expressly provides that it is
                                   subordinated to the Subsidiary Notes.

                                 As of June 30, 2003 on an adjusted basis after giving effect to this offering and our use of the net proceeds therefrom as described in "Use of Proceeds," as well as the offering of common stock described below, and the use of the net proceeds therefrom to repay approximately $155 million of indebtedness, the Parent Notes and the Parent Guarantee would have been subordinated to approximately $168.7 million of debt of Tom Brown and its subsidiaries and the Subsidiary Notes would not have been subordinated to any debt of Tom Brown Resources.

SINKING FUND..................   None.

OPTIONAL REDEMPTION...........   At any time prior to           , 2006, Tom
                                 Brown and Tom Brown Resources may, at their joint option, redeem up to 35% of the aggregate principal amount of the Notes originally issued in the offering, as Units, at the redemption prices listed in "Description of the Notes -- Optional Redemption -- General" using the net proceeds of specified public equity offerings.

                                 On or after           , 2008, Tom Brown and Tom
                                 Brown Resources may, at their joint option, redeem all or a portion of the Notes, as Units, at the redemption prices listed in "Description of the Notes -- Optional
                                 Redemption -- General."

REDEMPTION FOR CHANGES IN
WITHHOLDING TAXES.............   Tom Brown and Tom Brown Resources also may, at
                                 their joint option, redeem all, but not part, of the Notes, as Units, at 100% of the principal amount plus accrued interest to the redemption date in the event that Tom Brown or Tom Brown Resources becomes obligated to pay
                                 Additional Amounts (as such term is defined herein) in accordance with the indenture governing the terms of the Units. See
                                 "Description of the
                                 Notes -- Optional -- Redemption -- Redemption for Changes in Withholding Taxes."

ASSUMPTION BY TOM BROWN OF
SUBSIDIARY NOTES..............   At any time, at the joint option of Tom Brown
                                 and Tom Brown Resources, Tom Brown Resources may assign to Tom Brown and Tom Brown may assume all or a part of Tom Brown Resources' obligations under the Subsidiary Notes.

ADDITIONAL AMOUNTS............   All payments made by Tom Brown Resources with
                                 respect to the Subsidiary Notes or by Tom Brown with respect to the Parent Guarantee will be made free and clear of, and without withholding or deduction for, Canadian taxes unless required by law. If required by law, Tom Brown
                                 Resources and Tom Brown will pay such
                                 additional amounts as may be necessary so that the net amount received by holders of the Units
                                 (other than certain excluded holders of the Units) after such withholding or deduction will not be less than the amount that would have been received in the absence of such withholding or deduction. See "Description of the Notes -- Additional Amounts."

CHANGE OF CONTROL.............   If Tom Brown experiences specific kinds of
                                 changes in control, Tom Brown and Tom Brown
                                 Resources would be required to offer to
                                 purchase each holders' Notes, as Units, in whole or in part, at a price equal to 101% of the principal amount together with accrued and unpaid interest to the date of purchase.

BASIC COVENANTS OF
INDENTURE.....................   Covenants contained in the indenture under
                                 which the Units will be issued will, among other things, limit our ability and the ability of our subsidiaries to:

                                 - incur additional debt;

                                 - pay dividends on stock, redeem stock or
                                   redeem subordinated debt;

                                 - make investments;

                                 - create liens on assets;

                                 - sell assets;

                                 - sell capital stock of subsidiaries;

                                 - enter into agreements that restrict dividends
                                   from subsidiaries;

                                 - merge or consolidate; and

                                 - enter into transactions with affiliates.

                                 All of these covenants are subject to important exceptions and qualifications that are described under "Description of the Notes."

                                 If the Parent Notes and the Subsidiary Notes receive investment grade ratings from both Standard & Poor's Rating Services and Moody's Investor Services, Inc., many of these covenants will be suspended.

ABSENCE OF A PUBLIC MARKET....   The Units will be a new issue of securities for
                                 which currently there is no market. Although the underwriters intend to make a market in the Units in a manner permitted under applicable securities laws, the underwriters are not obligated to do so, and any such market-making may be discontinued at any time without notice.
                                 Accordingly, there can be no assurance as to the development or liquidity of any market for the Units. See "Use of Proceeds."

COMMON STOCK OFFERING.........   Tom Brown and a selling stockholder of Tom
                                 Brown intend to sell an aggregate of up to 7,500,000 shares of common stock shortly before this offering of Units.

USE OF PROCEEDS...............   We estimate that the net proceeds to Tom Brown
                                 and Tom Brown Resources from this offering of Units will be approximately $220.0 million in the aggregate, with approximately $112.6 million to Tom Brown and $107.4 million to Tom
                                 Brown Resources, after deducting underwriting discounts and commissions and estimated offering expenses. The net proceeds of this offering will be used to repay a portion of our outstanding indebtedness under our senior global credit facility, including debt incurred in connection with the Matador acquisition.

RISK FACTORS..................   Please see the section entitled "Risk Factors"
                                 on page S-17 of this prospectus supplement for a discussion of some of the factors you should carefully consider before deciding to invest in the Units.

                 SUMMARY UNAUDITED FINANCIAL AND OPERATING DATA

     You should read the following information together with "Selected Historical Consolidated Financial and Operating Data" and the historical and pro forma financial statements and related notes included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

     The following unaudited summary pro forma statements of operations and operating data shows the pro forma effect of the Matador acquisition. The unaudited summary pro forma statements of operations and operating data for the year ended December 31, 2002 and for the six months ended June 30, 2003 assume the Matador acquisition occurred on January 1, 2002.

     The unaudited adjusted balance sheet data at June 30, 2003 reflects the receipt and application of our estimated net proceeds from the sale of Units in this offering and the sale of common stock, each as described under "Use of Proceeds."

     The unaudited pro forma summary financial data has been prepared to provide an analysis of the financial effects of the Matador acquisition. The pro forma information does not purport to represent what the financial position and results of operations of the combined company would have actually been had the acquisition in fact occurred on the dates indicated, nor is it necessarily indicative of future results of operations.

                        PRO FORMA INCOME STATEMENT DATA

---------------------------------------------------------------------------------------
                                                                             SIX MONTHS
                                                               YEAR ENDED         ENDED
                                                              DECEMBER 31,     JUNE 30,
                                                                  2002             2003
---------------------------------------------------------------------------------------
(in thousands, except per share amounts)
REVENUES:
  Gas, oil and natural gas liquids sales....................  $    254,212   $  217,735
  Gathering and processing..................................        20,467       10,868
  Marketing and trading, net................................         5,276        1,058
  Drilling..................................................        14,347        6,955
  Interest income and other.................................         1,547        2,598
                                                              -------------------------
     Total revenues.........................................       295,849      239,214
                                                              -------------------------
COSTS AND EXPENSES:
  Gas and oil production....................................        40,737       22,588
  Taxes on gas and oil production...........................        21,561       17,675
  Gathering and processing costs............................         6,918        4,071
  Drilling operations.......................................        13,763        6,031
  Exploration costs.........................................        26,317       11,523
  Impairments of leasehold costs............................         6,152        3,257
  General and administrative................................        27,338       19,639
  Depreciation, depletion and amortization..................       119,915       59,453
  Bad debts.................................................         5,222          252
  Interest expense and other................................        29,916       18,544
                                                              -------------------------
     Total costs and expenses...............................       297,839      163,033
                                                              -------------------------
Income (loss) before income taxes and cumulative effect of
  change in accounting principles...........................        (1,990)      76,181
Income tax (provision) benefit..............................         1,912      (26,240)
                                                              -------------------------
Income (loss) before cumulative effect of change in
  accounting principles.....................................  $        (78)  $   49,941
                                                              -------------------------
Weighted average diluted number of common shares
  outstanding...............................................        40,327       40,442
                                                              -------------------------
Earning (loss) per common share -- diluted:
  Income (loss) before cumulative effect of change
     accounting principles..................................  $    *         $     1.23
                                                              -------------------------

---------------
* Less than $0.01 per share

                               PRO FORMA OPERATING DATA
---------------------------------------------------------------------------------------
                                                                             SIX MONTHS
                                                                YEAR ENDED        ENDED
                                                              DECEMBER 31,     JUNE 30,
                                                                      2002         2003
---------------------------------------------------------------------------------------
  Production:
     Natural gas (Mmcf).....................................        87,297       43,180
     Crude oil (Mbbls)......................................         1,491          691
     Natural gas liquids (Mbbls)............................         1,382          747
     Total production (Mmcfe)...............................       104,535       51,809
  Average sales prices:
     Natural gas (per Mcf):
       Price received.......................................  $       2.31   $     4.68
       Effect of hedges.....................................            --        (0.44)
                                                              -------------------------
       Net sales price......................................          2.31         4.24
     Crude oil (per Bbl)....................................         18.23        30.25
     Natural gas liquids (per Bbl)..........................         12.05        18.31
     Total (per Mcfe).......................................          2.43         4.20
  Expenses per Mcfe:
     Lease operating........................................          0.39         0.44
     Taxes on gas and oil production........................          0.21         0.34
     General and administrative.............................          0.26         0.38
     Depletion, depreciation and amortization...............          1.15         1.15

                          ADJUSTED BALANCE SHEET DATA
-------------------------------------------------------------------------------
                                                               AT JUNE 30, 2003
-------------------------------------------------------------------------------
(in thousands)
  Cash and cash equivalents.................................  $          24,108
  Net property and equipment................................          1,238,152
  Total assets..............................................          1,475,055
  Long-term debt, net of current maturities.................            393,652
  Total stockholders' equity................................            761,472

                       RATIO OF EARNINGS TO FIXED CHARGES

     Tom Brown's consolidated ratio of earnings to fixed charges for each of the periods indicated are as follows:

                                                                                SIX MONTHS
                                                     YEAR ENDED DECEMBER 31,         ENDED
                                         -----------------------------------      JUNE 30,
                                         1998    1999   2000    2001    2002          2003
                                         -----   ----   -----   -----   ----    ----------
Ratio of earnings to fixed
  charges(1)...........................     --   2.86   17.49   14.42   2.64         18.74
Pro forma ratio of earnings to fixed
  charges..............................                                  (2)           (2)

---------------
(1) For purposes of calculating the ratio of earnings to fixed charges, "earnings" consist of income (loss) before provision for income taxes and cumulative effects of changes in accounting principles, plus fixed charges (excluding capitalized interest). "Fixed charges" consist of interest expense (including amortization of debt discount or premium), and the estimated interest factor attributable to rentals. In 1998, the coverage deficiency was $71.4 million.

(2) A pro forma ratio of historical earnings to fixed charges giving effect to the issuance of the Units offered hereby has not been provided as the net proceeds therefrom will be used to repay debt issued on June 27, 2003 in connection with the Matador acquisition.

                      SUMMARY RESERVE AND PRODUCTION DATA

     The following tables set forth summary data with respect to our estimated proved reserves as of December 31, 2002. Estimates of our gas, oil and natural gas liquids reserves were prepared by our petroleum engineering staff and reviewed by Ryder Scott Company, L.P., independent petroleum consultants. Guidelines established by the Securities and Exchange Commission regarding the present value of future net revenues were utilized to prepare these reserve estimates. Reserve engineering is a subjective process of estimating underground accumulations of natural gas and oil that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data and the interpretation of that data by geological engineers. In addition, the results of drilling, testing and production activities may require revisions of estimates that were made previously. Accordingly, estimates of reserves and their value are inherently imprecise and are subject to constant revision and change, and they should not be construed as representing the actual quantities of future production or cash flows to be realized from gas and oil properties or the fair market value of such properties.

                                    DECEMBER 31, 2002
------------------------------------------------------------------------------------------
                                                  ESTIMATED PROVED RESERVES BY COMMODITY
                                                ------------------------------------------
                                                                   NATURAL GAS
                                                 GAS      OIL        LIQUIDS     PRO FORMA
                                                (BCF)   (MMBBLS)    (MMBBLS)      (BCFE)
------------------------------------------------------------------------------------------
Tom Brown.....................................   674        6           7            750
Matador*......................................   230        7          --            269
                                                 -----------------------------------------
  Total.......................................   904       13           7          1,019
                                                 -----------------------------------------
------------------------------------------------------------------------------------------

                                                 ESTIMATED PROVED RESERVES BY REGION (BCFE)
                                                 -------------------------------------------
                                                                                  PRO FORMA
                    REGION                       TOM BROWN        MATADOR*         COMBINED
--------------------------------------------------------------------------------------------
U.S. ROCKIES:
  Wind River Basin.............................     187               --              187
  Green River Basin............................     112               --              112
  Paradox Basin................................     115               --              115
  Piceance Basin...............................     141               --              141
                                                     ---------------------------------------
     Total U.S. Rockies........................     555               --              555
                                                     ---------------------------------------
CANADIAN ROCKIES:
  Western Canadian Sedimentary Basin...........      82               --               82
SOUTHERN REGION:
  East Texas Basin.............................      36              162              198
  Permian Basin................................      68               82              150
  Gulf Coast/other.............................       9               25               34
                                                     ---------------------------------------
     Total Southern Region.....................     113              269              382
                                                     ---------------------------------------
       Total...................................     750              269            1,019
--------------------------------------------------------------------------------------------

* The reserve estimates for Matador were prepared by our petroleum engineering staff, which calculated 269 Bcfe of estimated proved reserves; this calculation was slightly lower than the 282 Bcfe of estimated proved reserves calculated by Matador's independent petroleum consultants.

     The following table sets forth summary data with respect to our average daily net production of natural gas, oil and natural gas liquids by region for the year ended December 31, 2002 and reserve life at December 31, 2002.

----------------------------------------------------------------------------------------------
                                             PRODUCTION BY REGION (MMCFE PER DAY)
                                            --------------------------------------   PRO FORMA
                                                                           PRO        RESERVE
                                                                          FORMA        LIFE
REGION                                       TOM BROWN      MATADOR      COMBINED     (YEARS)
----------------------------------------------------------------------------------------------
U.S. ROCKIES:
  Wind River Basin......................         60            --            60         8.5
  Green River Basin.....................         21            --            21        14.6
  Paradox Basin.........................         45            --            45         7.0
  Piceance Basin........................         33            --            33        11.7
  Other.................................          2            --             2          --
                                            --------------------------------------------------
     Total U.S. Rockies.................        161            --           161         9.4
                                            --------------------------------------------------
CANADIAN ROCKIES:
  Western Canadian Sedimentary Basin....         24            --            24         9.4
                                            --------------------------------------------------
SOUTHERN REGION:
  East Texas Basin......................         20            28            48        11.3
  Permian Basin.........................         20            21            41        10.0
  Gulf Coast/other......................          9             3            12         7.8
                                            --------------------------------------------------
     Total Southern Region..............         49            52           101        10.4
                                            --------------------------------------------------
       Total............................        234            52           286         9.8
----------------------------------------------------------------------------------------------

                                  RISK FACTORS

     In considering whether to purchase the Units, you should consider carefully all the information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should consider carefully the risk factors described below and under the heading "Business -- Risk Factors" set forth in our Annual Report on Form 10-K/A for the year ended December 31, 2002 before deciding to invest in the Units.

                          RISKS RELATING TO THE UNITS

FOLLOWING THIS OFFERING, WE COULD INCUR SUBSTANTIAL ADDITIONAL DEBT, WHICH COULD NEGATIVELY IMPACT OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS PROSPECTS AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER THE UNITS.

     As of June 30, 2003, on a pro forma basis after giving effect to the sale of the Units and application of the net proceeds from this offering and from the offering of common stock we would have had approximately $393.6 million in outstanding debt. Following this offering, we will be permitted to incur additional debt, provided we meet certain requirements both in the indenture governing the Units and our credit facilities. Our level of debt could have important consequences for our operations, including:

     - making it more difficult for us to satisfy our obligations under the Units or other debt and, if we fail to comply with the requirements of any of our debt, could result in an event of default;

     - requiring us to dedicate a substantial portion of our cash flow from operations to required payments on debt, thereby reducing the availability of cash flow for working capital, capital expenditures and other general business activities;

     - limiting our ability to obtain additional financing in the future for working capital, capital expenditures and other general corporate activities;

     - limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

     - detracting from our ability to withstand successfully a downturn in our business or the economy generally; and

     - placing us at a competitive disadvantage against other less leveraged competitors.

     All these factors could have a material adverse effect on our business, financial condition, results of operations, prospects and ability to satisfy our obligations under the Units.

YOUR RIGHT TO RECEIVE PAYMENTS ON THE UNITS MAY BE ADVERSELY AFFECTED BY THE RIGHTS OF OUR SENIOR CREDITORS.

     All of Tom Brown's existing debt and all of the existing debt and other liabilities, including trade payables and lease obligations, of its subsidiaries will be senior in right of payment to the Parent Notes and the Parent Guarantee. Except to the extent, if any, that any of Tom Brown's future debt is expressly stated to be on parity with or junior to the Parent Notes or the Parent Guarantee, all of Tom Brown's future debt and all future debt or other liabilities, including trade payables and lease obligations, of its subsidiaries will be senior in right of payment to the Parent Notes and the Parent Guarantee. As a result, upon any distribution to Tom Brown's creditors in a bankruptcy, liquidation, reorganization or similar proceeding relating to Tom Brown and its subsidiaries, the holders of Tom Brown's senior debt and the holders of the debt and other liabilities, including trade payables and lease obligations, of its subsidiaries will be entitled to be paid in full in cash before any payment may be made on the Parent Notes or Parent Guarantee.

     All of Tom Brown Resources' existing debt will be senior in right of payment to the Subsidiary Notes. Except to the extent, if any, that any of Tom Brown Resources' future debt is expressly stated to be on parity with or junior to the Subsidiary Notes, all of Tom Brown Resources' future debt will be senior in right of payment to the Subsidiary Notes. As a result, upon any distribution to Tom Brown Resources' creditors in a bankruptcy, liquidation, reorganization or similar proceeding relating to Tom Brown Resources, the holders of Tom Brown Resources' senior debt will be entitled to be paid in full in cash before any payment may be made on the Subsidiary Notes.

     If either Tom Brown or Tom Brown Resources fails to pay its senior debt when due, whether upon maturity or as a result of acceleration or otherwise, they could be prohibited from making any payments on the Notes until the default is cured or all of the senior debt is paid in full. In addition, payments on the Notes may be blocked for periods, each up to 179 days, in the event of other defaults relating to specified senior debt.

     In the event of a bankruptcy, liquidation, reorganization or similar proceeding relating to Tom Brown or Tom Brown Resources, holders of the Units will participate ratably with general unsecured creditors and ratably with all other holders of senior subordinated debt, if any, in the assets remaining after they have paid all of the senior debt. However, because the indenture governing the Units requires that amounts otherwise payable to holders of the Units in a bankruptcy or similar proceeding be paid to holders of the senior debt prior to any payment on the Units, holders of the Units may receive less, ratably, than our other general unsecured creditors in any such proceeding. In any of these cases, we may not have sufficient funds to pay all of our creditors, including holders of the Units.

WE MAY NOT BE ABLE TO REPURCHASE THE UNITS UPON A CHANGE OF CONTROL.

     Upon the occurrence of certain change of control events, holders of the Units may require us to offer to repurchase all or any part of their Notes, as Units. We may not have sufficient funds at the time of the change of control to make the required repurchases of the Units. Additionally, certain events that would constitute a "change of control" (as defined in the indenture governing the Units) would constitute an event of default under our credit facilities that would, if it should occur, permit the lenders to institute a payment blockage or to accelerate the debt outstanding under our credit facilities and that, in turn, would cause an event of default under the indenture.

     The source of funds for any repurchase required as a result of any change of control will be our available cash or cash generated from oil and gas operations or other sources, including borrowings, sales of assets, sales of equity or funds provided by a new controlling entity. We cannot assure you, however, that sufficient funds would be available at the time of any change of control to make any required repurchases of the Units tendered and to repay debt under our credit facilities. Furthermore, using available cash to fund the potential consequences of a change of control may impair our ability to obtain additional financing in the future. Any future credit agreements or other agreements relating to debt to which we may become a party will most likely contain similar restrictions and provisions.

IF THE PARENT NOTES AND THE SUBSIDIARY NOTES RECEIVE AN INVESTMENT GRADE RATING, MANY OF THE COVENANTS IN THE INDENTURE GOVERNING THE UNITS WILL BE SUSPENDED, THEREBY REDUCING SOME OF THE PROTECTIONS FOR UNITHOLDERS IN THE INDENTURE.

     If at any time the Parent Notes and the Subsidiary Notes both receive investment grade ratings from both Standard & Poor's Rating Services and Moody's Investor Services, Inc., subject to certain additional conditions, many of the covenants in the indenture governing the Units, applicable to us and our restricted subsidiaries, including the limitations on debt and restricted payments will be suspended. While these covenants will be reinstated if we fail to maintain investment grade ratings on both the Parent Notes and the Subsidiary Notes, during the suspension period noteholders will not have the protection of these covenants and we will have greater flexibility to effect leverage transactions and make restricted payments.

THE ASSETS OF OUR SUBSIDIARIES MAY NOT BE AVAILABLE TO MAKE PAYMENTS ON THE
UNITS.

     The Notes will not be guaranteed by our subsidiaries. Payments on the Parent Notes are required to be made only by Tom Brown and payments on the Subsidiary Notes are required to be made by Tom Brown and Tom Brown Resources. We may not have direct access to the assets of our other subsidiaries unless these assets are transferred by dividend or otherwise to us. The ability of our subsidiaries to pay dividends or otherwise transfer assets to us is subject to various restrictions, including restrictions under other agreements to which we are a party and under applicable law.

FLUCTUATIONS IN EXCHANGE RATES MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     Although our financial results are reported in U.S. dollars and Tom Brown Resources' obligations under the Subsidiary Notes are payable in U.S. dollars, the functional currency of Tom Brown Resources is the Canadian dollar. For purposes of consolidation, substantially all assets and liabilities of the Canadian operations are translated into U.S. dollars at exchange rates. Significant fluctuations in relative currency values may adversely affect our consolidated results of operations.

YOU MAY NOT BE ABLE TO SELL THE UNITS OR TO SELL THE UNITS AT A PRICE THAT YOU DEEM SUFFICIENT.

     The Units will be a new issue of securities for which currently there is no public market. We do not intend to apply for listing of the Units on any securities exchange or to seek approval for quotation of the Units through an automated quotation system. Although the underwriters have advised us that they intend to make a market in the Units after this offer as permitted by applicable laws and regulations, the underwriters are not obligated to make a market in the Units, and they may discontinue their market-making activities at any time without notice. Therefore, we cannot assure you that an active trading market will develop or be maintained for the Units.

                         RISKS RELATING TO THE BUSINESS

     For a description of risks related to our business see the factors discussed under the heading "Business -- Risk Factors" set forth in our Annual Report on Form 10-K/A for the year ended December 31, 2002.

                                USE OF PROCEEDS

     The net proceeds to Tom Brown and Tom Brown Resources from the sale of the Units offered hereby are estimated to be approximately $220.0 million in the aggregate, with approximately $112.6 million to Tom Brown and $107.4 million to Tom Brown Resources after deducting underwriting discounts and commissions and estimated offering expenses of $800,000.

     We intend to use all of our net proceeds from this offering to repay a portion of our outstanding indebtedness under our senior global credit facility, in which case total availability under the senior global credit facility will be reduced to $357.5 million, with $168.7 million anticipated to be outstanding thereunder after application of such net proceeds.

     At September 2, 2003, we had $390 million, $107 million of which is the Canadian term loan portion, of borrowings outstanding under our senior global credit facility, bearing interest at an average rate of 4.8%. The majority of this indebtedness was incurred to fund the Matador acquisition. Our new senior global credit facility has a final maturity date of June 27, 2007, (though the Canadian term loan portion of our senior global credit facility matures on March 21, 2006).

     Assuming that we also complete the common stock offering, we will apply the estimated net proceeds of $155.0 million from that offering to repay in full our senior subordinated credit facility.

                                 CAPITALIZATION

     The following table shows:

     - our actual capitalization as of June 30, 2003, which includes the effects of our Matador acquisition;

     - our capitalization as of June 30, 2003 which shows the pro forma effect of the offering of common stock at the assumed public offering price of $26.98 per share, which was the closing price per share of our common stock on September 3, 2003, and the use of the net proceeds from that offering to repay indebtedness under our senior subordinated credit facility as described under "Use of Proceeds"; and

     - our pro forma capitalization as of June 30, 2003 as adjusted to give effect to the completion of this offering of Units and the use of the $220 million estimated net proceeds to repay indebtedness under our senior global credit facility as described under "Use of Proceeds."

--------------------------------------------------------------------------------

                                                                   JUNE 30, 2003
                                                       -------------------------------------
                                                                                  PRO FORMA
                                                         ACTUAL     PRO FORMA    AS ADJUSTED
--------------------------------------------------------------------------------------------
(in thousands, except share amounts)
Cash and cash equivalents............................  $   24,108   $  24,108    $   24,108
                                                       -------------------------------------
Long-term debt:
  Senior global credit facility......................  $  388,652   $ 388,652    $  168,652
  Senior subordinated credit facility................     155,000          --            --
  New senior subordinated notes......................          --          --       225,000
                                                       -------------------------------------
     Total debt......................................     543,652   $ 388,652       393,652
                                                       -------------------------------------
Stockholders' equity:
  Common stock, $0.10 par value; 55,000,000 shares
     authorized; 39,537,759 shares issued and
     outstanding, actual as of June 30, 2003;
     45,579,047 shares issued and outstanding, giving
     pro forma effect to the common stock offering...       3,954       4,554         4,554
Additional paid-in capital...........................     542,944     697,344       697,344
Retained earnings....................................      59,574      59,574        59,574
                                                       -------------------------------------
     Total stockholders' equity......................     606,472     761,472       761,472
                                                       -------------------------------------
     Total capitalization............................  $1,150,124   $1,150,124   $1,155,124
                                                       -------------------------------------
--------------------------------------------------------------------------------------------

     This table does not reflect (i) 900,000 shares that we may sell to the underwriters upon exercise of their over-allotment option; or (ii) 6,678,785 shares of common stock reserved for issuance under our stock option plan.

                       UNAUDITED PRO FORMA FINANCIAL DATA

     The following unaudited pro forma condensed combined financial information shows the pro forma effect of the Matador acquisition. The unaudited pro forma condensed combined financial information includes pro forma statements of operations for the year ended December 31, 2002 and for the six months ended June 30, 2003, which assume the acquisition occurred on January 1, 2002.

     The unaudited pro forma condensed combined financial information has been prepared to provide an analysis of the financial effects of the acquisition. The pro forma information does not purport to represent what the financial position and results of operations of the combined company would have actually been had the acquisition in fact occurred on the dates indicated, nor is it necessarily indicative of the future results of operations.

TOM BROWN, INC.
UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 2003

-------------------------------------------------------------------------------------------
                                                                     PRO FORMA    PRO FORMA
                                          TOM BROWN     MATADOR     ADJUSTMENTS   COMBINED
                                          HISTORICAL   HISTORICAL    (NOTE 3)      COMPANY
-------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
REVENUES:
  Gas and oil sales....................    $158,960     $58,775            --     $217,735
  Gathering and processing.............      10,868          --            --       10,868
  Marketing and trading, net...........       1,058          --            --        1,058
  Drilling.............................       6,955                                  6,955
  Other................................       2,540          58            --        2,598
                                          -------------------------------------------------
     Total Revenues....................     180,381      58,833            --      239,214
                                          -------------------------------------------------
COST AND EXPENSES:
  Gas and oil production...............      16,690       5,898            --       22,588
  Taxes on gas and oil production......      13,623       4,052            --       17,675
  Gathering and processing costs.......       4,071          --            --        4,071
  Costs of drilling operations.........       6,031          --            --        6,031
  Exploration costs....................      10,679          --           844(c)    11,523
  Impairments of leasehold costs.......       2,963          --           294(e)     3,257
  General and administrative...........      10,650       7,703         1,286(c)    19,639
  Depreciation, depletion and
     amortization......................      44,570      12,444         2,439(d)    59,453
  Accretion............................         588         196            --          784
  Bad debt.............................         252          --            --          252
  Amortization of non-compete
     agreements........................          --          --         1,076(f)     1,076
  Interest expense and other...........       5,818       2,373         8,493(b)    16,684
                                          -------------------------------------------------
     Total costs and expenses..........     115,935      32,666        14,432      163,033
                                          -------------------------------------------------
Income before income taxes and
  cumulative effect of change in
  accounting principle.................      64,446      26,167       (14,432)      76,181
Income tax provision...................     (22,293)     (8,998)        5,051(a)   (26,240)
                                          -------------------------------------------------
Income (loss) before cumulative effect
  of change in accounting principle....    $ 42,153     $17,169      $ (9,381)    $ 49,941
                                          -------------------------------------------------
Weighted average number of common shares
  outstanding..........................      40,487                                 40,487
                                          ----------                              ---------
Net income before cumulative effect of
  change in accounting principle -- per
  common share.........................    $   1.04                               $   1.23
                                          ----------                              ---------

See notes to unaudited pro forma condensed combined financial information.

TOM BROWN, INC.
UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

--------------------------------------------------------------------------------------------
                                              TOM                     PRO FORMA    PRO FORMA
                                             BROWN       MATADOR     ADJUSTMENTS   COMBINED
                                           HISTORICAL   HISTORICAL    (NOTE 3)      COMPANY
--------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
REVENUES:
  Gas and oil sales......................   $194,276     $59,936      $     --     $254,212
  Gathering and processing...............     20,467          --            --       20,467
  Marketing and trading, net.............      5,276          --            --        5,276
  Drilling...............................     14,347          --            --       14,347
  Gain on sale of property...............      4,114          --            --        4,114
  Cash paid on derivatives...............     (2,061)         --            --       (2,061)
  Change in derivative fair value........       (345)         --            --         (345)
  Loss on marketable security............       (600)         --            --         (600)
  Interest income and other..............        171         268            --          439
                                           -------------------------------------------------
     Total Revenues......................    235,645      60,204            --      295,849
COST AND EXPENSES:
  Gas and oil production.................     32,151       8,586            --       40,737
  Taxes on gas and oil production........     16,621       4,940            --       21,561
  Gathering and processing costs.........      6,918          --            --        6,918
  Costs of drilling operations...........     13,763          --            --       13,763
  Exploration costs......................     22,824          --         3,493(c)    26,317
  Impairments of leasehold costs.........      5,564          --           588(e)     6,152
  General and administrative.............     18,413       6,550         2,375(c)    27,338
  Depreciation, depletion and
     amortization........................     91,307      20,766         4,666(d)   116,739
  Bad debt...............................      5,222          --            --        5,222
  Amortization of non-compete
     agreements..........................         --          --         3,176(f)     3,176
  Interest expense and other.............      9,726       3,202        16,988(b)    29,916
                                           -------------------------------------------------
     Total costs and expenses............    222,509      44,044        31,286      297,839
Income (loss) before income taxes and
  cumulative effect of change in
  accounting principle...................     13,136      16,160       (31,286)      (1,990)
Income tax (provision) benefit...........     (3,210)     (5,828)       10,950(g)     1,912
                                           -------------------------------------------------
Income (loss) before cumulative effect of
  change in accounting principle.........   $  9,926     $10,322      $(20,336)    $    (78)
                                           -------------------------------------------------
Weighted average number of common shares
  outstanding............................     40,327          --            --       40,327
                                           -------------------------------------------------
Income (loss) before cumulative effect of
  change in accounting principle -- per
  common share...........................   $   0.25                               $      *
                                           -------------------------------------------------

---------------

* Less than $0.01 per share.

See notes to unaudited pro forma condensed combined financial information.

                                TOM BROWN, INC.

     NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(1) BASIS OF PRESENTATION

     The accompanying unaudited pro forma condensed combined statements of operations present the pro forma effects of the Matador acquisition as though the acquisition occurred on January 1, 2002.

(2) METHOD OF ACCOUNTING FOR THE ACQUISITION

     We accounted for the acquisition using the purchase method of accounting for business combinations. Under this method of accounting, we were deemed to be the acquirer for accounting purposes. Matador's assets and liabilities were revalued under the purchase method of accounting and recorded at their estimated fair values in conjunction with the merger.

(3) PRO FORMA ADJUSTMENTS RELATED TO THE ACQUISITION

     The unaudited pro forma condensed combined statements of operations include the following adjustments:

         (a) The income tax provision was adjusted for the tax effect of the pro forma adjustments.

         (b) Interest expense increased as a result of our borrowing approximately $280 million in conjunction with the acquisition. Of this amount, $155 million was advanced from a new senior subordinated credit facility and the balance of the funding was provided under a new senior global credit facility. Bank fees of $7.1 million were incurred to obtain these new loan facilities. Pro forma interest expense has been adjusted to include amortization of the loan fees attributable to the amounts borrowed to complete the acquisition.

         (c) Adjustments were required to expense certain items under the successful efforts method of accounting we utilize that were previously capitalized by Matador under the full cost method of accounting. These costs were principally associated with exploratory dry holes, delay rentals and seismic costs. Matador also previously capitalized as development cost a portion of its internal costs associated with geological and geophysical staff that are expensed under the successful efforts accounting.

         (d) The increase in the cost basis assigned to Matador's gas and oil properties resulted in an increase in depreciation, depletion and amortization expense.

         (e) A provision was recognized for leasehold abandonments and expirations based upon the undeveloped leasehold position of Matador. These amounts had previously been capitalized under the full cost method of accounting.

         (f) Three officers of Matador entered into non-compete agreements with us in conjunction with the transaction. One agreement covers a 21-month period in exchange for $3.8 million, a portion of which was paid at closing and a portion of which is payable over the term of the agreement. The other two agreements are for terms of three months in exchange for $0.5 million each, the entire amounts of which were paid at closing. A pro forma adjustment has been recorded to reflect the expense associated with these agreements over their terms, assuming the agreements were entered into on January 1, 2002.

(4) APPLICATION OF RECENTLY ISSUED ACCOUNTING STANDARDS ON INTANGIBLE ASSETS

     We have been made aware of an issue that has arisen in the industry regarding the application of certain provisions of SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," to companies in the extractive industries, including oil and gas exploration

                                TOM BROWN, INC.

           NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
                           INFORMATION -- (CONTINUED)

and development companies. The issue is whether the provisions of SFAS No. 141 and SFAS No. 142 require companies to classify costs associated with mineral rights, including both proved and unproved lease acquisition costs, as intangible assets on the balance sheet, apart from other capitalized oil and gas property costs.

     Historically, we and Matador have included oil and gas lease acquisition costs as a component of oil and gas properties. Also under consideration is whether SFAS No. 142 requires companies to provide additional disclosures prescribed by SFAS No. 142 for intangible assets for costs associated with mineral rights. In the event it is determined that costs associated with mineral rights are required to be classified as intangible assets, a substantial portion of our capitalized oil and gas property costs and a substantial portion of the acquisition costs attributable to the Matador properties acquired would be separately classified on our balance sheet as intangible assets.

     The reclassification of these amounts would not affect the method in which such costs are amortized or the manner in which we assess impairment of capitalized costs. As a result, net income would not be affected by the reclassification if it were to occur.

(5) SUPPLEMENTAL PRO FORMA INFORMATION REGARDING OIL AND GAS OPERATIONS

     The following pro forma supplemental information regarding oil and gas operations is presented pursuant to the disclosure requirements of SFAS No. 69, "Disclosures About Oil and Gas Producing Activities."

PRO FORMA COSTS INCURRED

     The following table reflects the costs incurred, in oil and gas producing property acquisition, exploration and development activities of us, Matador and the combined company on a pro forma basis for the year ended December 31, 2002 (in thousands).

--------------------------------------------------------------------------------------------------------------
                                               TOTAL                        UNITED STATES             CANADA
                                   ------------------------------   ------------------------------   ---------
                                   TOM BROWN   MATADOR   COMBINED   TOM BROWN   MATADOR   COMBINED   TOM BROWN
--------------------------------------------------------------------------------------------------------------
Costs incurred:
  Proved property acquisition
    costs........................  $ 15,878    $3,389    $19,267    $ 15,878    $3,389    $19,267     $    --
  Unproved property acquisition
    costs........................     9,015        --      9,015       7,601        --      7,601       1,414
  Exploration costs..............    35,035     7,558     42,593      32,482     7,558     40,040       2,553
  Development costs..............    94,567    65,137    159,704      85,319    65,137    150,456       9,248
                                   ---------------------------------------------------------------------------
    Total........................  $154,495    $76,084   $230,579   $141,280    $76,084   $217,364    $13,215
--------------------------------------------------------------------------------------------------------------

     The following tables set forth the changes in the net quantities of natural gas, oil and natural gas liquids reserves of us, Matador and the combined company on a pro forma basis for the year ended December 31, 2002.

--------------------------------------------------------------------------------------------------------------
                                               TOTAL                        UNITED STATES             CANADA
                                   ------------------------------   ------------------------------   ---------
NATURAL GAS (MMCF)                 TOM BROWN   MATADOR   COMBINED   TOM BROWN   MATADOR   COMBINED   TOM BROWN
--------------------------------------------------------------------------------------------------------------
Proved reserves:
  Estimated reserves at
    December 31, 2001............   641,579    168,027   809,606     582,052    168,027   750,079     59,527
    Revisions of previous
      estimates..................    10,913    (13,593)   (2,680)      8,304    (13,593)   (5,289)     2,609
    Purchases of minerals in
      place......................    15,661     3,414     19,075      15,661     3,414     19,075         --
    Extensions and discoveries...    84,373    95,444    179,817      79,582    95,444    175,026      4,791
    Sales of minerals in place...    (6,332)       --     (6,332)     (6,322)       --     (6,322)        --
    Production...................   (72,167)   (15,130)  (87,297)    (65,781)   (15,130)  (80,911)    (6,386)
                                   ---------------------------------------------------------------------------
Estimated reserves at December
  31, 2002.......................   674,027    238,162   912,189     613,496    238,162   851,658     60,541
                                   ---------------------------------------------------------------------------
Proved developed reserves at
  December 31, 2002..............   507,422    133,614   641,036     451,183    133,614   614,797     56,239
                                   ---------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                               TOTAL                        UNITED STATES             CANADA
                                   ------------------------------   ------------------------------   ---------
OIL (MBBLS)                        TOM BROWN   MATADOR   COMBINED   TOM BROWN   MATADOR   COMBINED   TOM BROWN
--------------------------------------------------------------------------------------------------------------
Proved reserves:
  Estimated reserves at
    December 31, 2001............    6,647      5,929     12,576      5,469      5,929     11,398      1,178
    Revisions of previous
      estimates..................      898       (535)       363        580       (535)        45        318
    Purchases of minerals in
      place......................       34         40         74         34         40         74         --
    Extensions and discoveries...      451      2,451      2,902        193      2,451      2,644        258
    Sales of minerals in place...   (1,162)        --     (1,162)    (1,162)        --     (1,162)        --
    Production...................     (843)      (648)    (1,491)      (623)      (648)    (1,271)      (220)
                                   ---------------------------------------------------------------------------
Estimated reserves at December
  31, 2002.......................    6,025      7,237     13,262      4,491      7,237     11,728      1,534
                                   ---------------------------------------------------------------------------
Proved developed reserves at
  December 31, 2002..............    4,551      5,352      9,903      3,299      5,352      8,651      1,252
                                   ---------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                               TOTAL                        UNITED STATES             CANADA
                                   ------------------------------   ------------------------------   ---------
NATURAL GAS LIQUIDS (MBBLS)        TOM BROWN   MATADOR   COMBINED   TOM BROWN   MATADOR   COMBINED   TOM BROWN
--------------------------------------------------------------------------------------------------------------
Proved reserves:
  Estimated reserves at
    December 31, 2001............    8,360       --        8,360      6,634       --        6,634      1,726
    Revisions of previous
      estimates..................     (628)      --         (628)      (956)      --         (956)       328
    Purchases of minerals in
      place......................       --       --           --         --       --           --         --
    Extensions and discoveries...      305       --          305        186       --          186        119
    Sales of minerals in place...       --       --           --         --       --           --         --
    Production...................   (1,382)      --       (1,382)    (1,189)      --       (1,189)      (193)
                                   ---------------------------------------------------------------------------
Estimated reserves at December
  31, 2002.......................    6,655       --        6,655      4,675       --        4,675      1,980
                                   ---------------------------------------------------------------------------
Proved developed reserves at
  December 31, 2002..............    5,825       --        5,825      4,002       --        4,002      1,823
                                   ---------------------------------------------------------------------------

     The following table sets forth the standardized measure of discounted future net cash flows, relating to proved oil, natural gas and natural gas liquids reserves for us, Matador and the combined company on a pro forma basis as of December 31, 2002 (in thousands).

---------------------------------------------------------------------------------------------------------------------
                                             TOTAL                              UNITED STATES                CANADA
                              ------------------------------------   ------------------------------------   ---------
                              TOM BROWN     MATADOR      COMBINED    TOM BROWN     MATADOR      COMBINED    TOM BROWN
---------------------------------------------------------------------------------------------------------------------
Future cash flows...........  $2,570,168   $1,279,885   $3,850,053   $2,243,751   $1,279,885   $3,523,636   $326,417
Future production costs.....   (799,637)     (279,350)  (1,078,987)   (732,739)     (279,350)  (1,012,089)   (66,898)
Future development costs....   (183,363)     (107,251)    (293,614)   (175,085)     (107,251)    (282,336)   (11,278)
                                 ------------------------------------------------------------------------------------
Future net cash flows before
  tax.......................  1,584,168       893,284    2,477,452   1,335,927       893,284    2,229,211    248,241
Future income taxes.........   (451,706)     (233,146)    (684,852)   (367,271)     (233,146)    (600,417)   (84,435)
                                 ------------------------------------------------------------------------------------
Future net cash flows after
  tax.......................  1,132,462       660,138    1,792,600     968,656       660,138    1,628,794    163,806
Annual discount at 10%......   (468,454)     (345,690)    (814,144)   (405,487)     (345,690)    (751,177)   (62,967)
                                 ------------------------------------------------------------------------------------
Standardized measure of
  discounted future net cash
  flows.....................  $ 664,008    $  314,448   $  978,456   $ 563,169    $  314,448   $  877,617   $100,839
                                 ------------------------------------------------------------------------------------
Discounted future net cash
  flows before income
  taxes.....................  $ 883,353    $  426,114   $1,309,467   $ 744,608    $  426,114   $1,170,722   $138,745
                                 ------------------------------------------------------------------------------------

     The following table includes the components of the changes in the standardized measure of discounted future net cash flows, of us, Matador and the combined company on a pro forma basis for the year ended December 31, 2002 (in thousands).

------------------------------------------------------------------------------------------------------------------
                                               TOTAL                           UNITED STATES              CANADA
                                 ---------------------------------   ---------------------------------   ---------
                                 TOM BROWN    MATADOR    COMBINED    TOM BROWN    MATADOR    COMBINED    TOM BROWN
------------------------------------------------------------------------------------------------------------------
Gas and oil sales, net
  production costs(1)..........  $(145,504)  $ (46,410)  $(191,914)  $(122,574)  $ (46,410)  $(168,984)  $(22,930)
Net changes in anticipated
  prices and production
  costs........................   325,690      147,841    473,531     265,587      147,841    413,428      60,103
Extension and discoveries, less
  related costs................   112,018      152,612    264,630      95,798      152,612    248,410      16,220
Changes in estimated future
  development costs............    (1,813)          --     (1,813)      2,752           --      2,752      (4,565)
Previously estimated
  development costs incurred...    39,406       20,853     60,259      37,124       20,853     57,977       2,282
Net change in income taxes.....  (170,753)     (79,847)  (250,600)   (140,036)     (79,847)  (219,883)    (30,717)
Purchases of minerals in
  place........................    16,970        6,173     23,143      16,970        6,173     23,143          --
Sales of minerals in place.....   (11,383)          --    (11,383)    (11,383)          --    (11,383)         --
Accretion of discount..........    50,128       15,856     65,984      42,990       15,856     58,846       7,138
Revision of quantity
  estimates....................    19,147      (25,474)    (6,327)      7,586      (25,474)   (17,888)     11,561
Changes in production rates and
  other........................   (22,594)      (3,059)   (25,653)    (20,148)      (3,059)   (23,207)     (2,446)
                                 ---------------------------------------------------------------------------------
Change in Standardized
  Measure......................  $211,312    $ 188,545   $399,857    $174,666    $ 188,545   $363,211    $ 36,646
                                 ---------------------------------------------------------------------------------

---------------
(1) Net of hedging revenue for Tom Brown of $0.2 million on production in the United States and a $0.2 million hedging loss on Canadian production.

         SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

     The selected consolidated financial data presented below is derived from our consolidated financial statements. The selected consolidated financial data presented below for the six month periods ended June 30, 2002 and 2003 is derived from our unaudited consolidated financial statements and includes, in the opinion of management, all normal and recurring adjustments necessary to present fairly the data for such periods. The results of operations for the six months ended June 30, 2003 should not be regarded as indicative of results for the full year.

-----------------------------------------------------------------------------------------------
                                                  YEAR ENDED                SIX MONTHS ENDED
                                                 DECEMBER 31,                   JUNE 30,
                                       --------------------------------   ---------------------
                                           2002         2001       2000         2003       2002
-----------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
STATEMENT OF OPERATIONS DATA:
REVENUES:
Gas, oil and natural gas liquids
  sales..............................  $194,276    $274,031    $216,968   $  158,960   $ 94,930
Gathering and processing.............    20,467      23,245      18,283       10,868      9,989
Marketing and trading................    58,899     124,667     114,211       22,648     36,032
Drilling.............................    14,347      14,828      11,472        6,955      4,581
Interest income and other............     1,279      12,329       1,346        2,540      2,077
                                       --------------------------------------------------------
    Total revenues...................   289,268     449,100     362,280      201,971    147,609
                                       --------------------------------------------------------
COSTS AND EXPENSES:
Gas and oil production...............    32,151      32,060      25,488       16,690     16,319
Taxes on gas and oil production......    16,621      21,020      22,105       13,623      8,800
Trading..............................    53,623     122,776     108,370       21,590     35,340
Gathering and processing costs.......     6,918      10,855       7,212        4,071      3,224
Drilling operations..................    13,763      11,851       9,715        6,031      4,939
Exploration costs....................    22,824      34,195      11,001       10,679     11,184
Impairments of leasehold costs.......     5,564       5,236       3,900        2,963      2,781
General and administrative...........    18,413      22,742      11,614       10,650      9,365
Depreciation, depletion and
amortization.........................    91,307      74,371      50,417       44,570     46,023
Bad debts............................     5,222       1,043         133          252        216
Interest expense and other...........     9,726       7,347       5,967        6,406      3,905
                                       --------------------------------------------------------
    Total costs and expenses.........   276,132     343,496     255,922      137,525    142,096
                                       --------------------------------------------------------
Income (loss) before income taxes and
  cumulative effect of change in
  accounting principles..............    13,136     105,604     106,358       64,446      5,513
Income tax (provision) benefit.......    (3,210)    (38,127)    (39,780)     (22,293)    (1,129)
Income (loss) before cumulative
  effect of change in accounting
  principles.........................     9,926      67,477      66,578       42,153      4,384
Cumulative effect of change in
  accounting principles..............   (18,103)      2,026          --         (929)   (18,103)
                                       --------------------------------------------------------
Net (loss) income....................    (8,177)     69,503      66,578       41,224    (13,719)
Preferred stock dividend.............        --          --        (875)          --         --
                                       --------------------------------------------------------
Net income (loss) attributable to
  common stock.......................  $ (8,177)   $ 69,503    $ 65,703   $   41,224   $(13,719)
                                       --------------------------------------------------------
Weighted average basic number of
  common shares outstanding..........    39,217      38,943      36,664       39,478     39,168
                                       --------------------------------------------------------
Weighted average diluted number of
  common shares outstanding..........    40,327      40,227      37,897       40,487     40,425
                                       --------------------------------------------------------

-----------------------------------------------------------------------------------------------
                                                  YEAR ENDED                SIX MONTHS ENDED
                                                 DECEMBER 31,                   JUNE 30,
                                       --------------------------------   ---------------------
                                           2002         2001       2000         2003       2002
-----------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
and operating data
Earnings (loss) per common share-
    Basic:
    Income (loss) before cumulative
       effect of change in accounting
       principles....................  $   0.25    $   1.73    $   1.79   $     1.07   $   0.11
    Cumulative effect of change in
       accounting principles.........     (0.46)       0.05          --        (0.03)     (0.46)
                                       --------------------------------------------------------
    Net income (loss) attributable to
       common stock..................  $  (0.21)   $  (1.78)   $   1.79   $     1.04   $  (0.35)
                                       --------------------------------------------------------
Earnings (loss) per common share-
  Diluted:
  Income (loss) before cumulative
    effect of change in accounting
    principles.......................  $   0.25    $   1.68    $   1.76   $     1.04   $   0.11
  Cumulative effect of change in
    accounting principles............     (0.45)       0.05          --        (0.02)     (0.45)
                                       --------------------------------------------------------
  Net income (loss) attributable to
    common stock.....................  $  (0.20)   $   1.73    $   1.76   $     1.02   $  (0.34)
                                       --------------------------------------------------------
BALANCE SHEET DATA (AT END OF
  PERIOD):
Cash and cash equivalents............  $ 13,555    $ 15,196    $ 17,534   $   24,108   $ 18,911
Working capital (deficit)............    (8,887)     11,278      38,139        6,197     19,471
Net property and equipment...........   776,485     738,526     509,762    1,238,152    772,015
Total assets.........................   850,952     844,975     629,535    1,475,055    863,121
Long-term debt, net of current
  maturities.........................   133,172     120,570      54,000      543,652    151,815
Total stockholders' equity...........   563,618     575,228     488,893      606,472    564,535
OPERATING AND OTHER DATA:
Production:
    Natural gas (Mmcf)...............    72,167      63,824      51,199       33,764     36,639
    Crude Oil (Mbbls)................       843         881         773          389        455
    Natural gas liquids (Mbbls)......     1,382       1,217       1,074          747        725
    Total production (Mmcfe).........    85,517      76,412      62,281       40,580     43,719
Average sales prices:
    Natural gas (per Mcf):
       Price received................  $   2.19    $   3.43    $   3.46   $     4.53   $   2.13
       Effect of hedges..............        --        0.27          --        (0.56)        --
                                       --------    --------    --------   ----------   --------
       Net sales price...............      2.19        3.71        3.46         3.97       2.13
    Crude oil (per Bbl)..............     23.41       23.09       28.05        28.80      21.45
    Natural gas liquids (per Bbl)....     12.05       14.07       16.77        18.31       9.76
    Total (per Mcfe).................      2.27        3.59        3.48         3.92       2.17
Expenses per Mcfe:
    Lease operating..................      0.38        0.42        0.41         0.41       0.37
    Taxes on gas and oil
       production....................      0.19        0.28        0.35         0.34       0.20
    General and administrative.......      0.22        0.30        0.19         0.26       0.21
    Depreciation, depletion and
       amortization..................      1.07        0.97        0.81         1.10       1.06

                                    BUSINESS

GENERAL

     We are engaged primarily in the exploration for, and the acquisition, development, production, marketing and sale of, natural gas, natural gas liquids and crude oil in North America. Our activities are conducted principally in the Wind River and Green River basins of Wyoming, the Piceance Basin of Colorado, the Paradox Basin of Utah and Colorado, the Val Verde Basin and Permian Basin of West Texas and southeastern New Mexico, the East Texas Basin and the Western Canadian Sedimentary Basin. We also, to a lesser extent, conduct exploration and development activities in other areas of the continental United States and Canada.

     At December 31, 2002, our estimated proved reserves totaled 750 Bcfe, of which 76% were proved developed, and were comprised of 674 Bcf of natural gas, 6 Mmbbls of crude oil and 7 Mmbbls of natural gas liquids. Our estimated proved reserves, on an equivalent basis, were 90% natural gas, and 85% of our total estimated proved reserves were located in the Rocky Mountain region of the United States and Canada. In 2002, we achieved average net production of 234 Mmcfe per day, which implies a reserve life of approximately nine years. Our production increased 12% from 2001 to 2002, with 10% lower operating costs on a per unit basis. For the past three years, we achieved compound annual growth in production and estimated proved reserves of 20% and 13%, respectively. Over the same period, we added estimated proved reserves from all sources that were equal to 215% of our production. Our weighted average finding and development costs for the past three years were $1.29 per Mcfe.

     We focus our operations in areas where we have developed significant geological and operational expertise and established critical mass through the strategic accumulation of large, contiguous acreage positions. Our 2002 year-end acreage of 2,132,000 net acres, 87% of which were undeveloped, positions us for continued growth through the drillbit and provides us with a portfolio containing high potential exploration prospects complemented by lower risk, development opportunities. We seek to operate the majority of our properties in order to control the timing of capital expenditures and production.

     As of December 31, 2002, pro forma for our acquisition of Matador Petroleum Corporation described below, our estimated proved reserves totaled 1.02 Tcfe, of which approximately 89% were natural gas and 73% were proved developed. Fifty-five percent of these pro forma reserves were located in the U.S. Rocky Mountain region, 8% in the Canadian Rocky Mountain region, 19% in the East Texas Basin and 18% in the Permian Basin and other areas. Pro forma 2002 net production averaged 286 Mmcfe per day.

     On June 27, 2003, we acquired Matador Petroleum Corporation for $388 million, which included $267 million of cash and $121 million of assumed debt at closing. Prior to our acquisition of Matador, Union Oil Company of California owned approximately 31% of Matador's outstanding common stock. We funded the acquisition of Matador with borrowings under our credit facilities. We estimated Matador's proved reserves, as of December 31, 2002, to be 269 Bcfe, of which 85% were natural gas and 64% were proved developed. The acquisition increased our estimated equivalent proved reserves by approximately 36% (to approximately 1.02
Tcfe) and added 165,500 net acres to our leasehold position. The Matador acquisition is consistent with our strategy to pursue acquisitions that complement our core areas of activity and we expect to combine our operational and technical expertise together with our financial capability to fully exploit Matador's significant prospect inventory.

     For 2002, Matador's production averaged 52 Mmcfe per day. Upon signing the acquisition agreement, we hedged the majority of Matador's expected gas production from proved developed producing reserves through 2004 by entering into a series of costless collar contracts. These contracts have a weighted average floor price of $4.53 per Mmbtu and a weighted average ceiling price of $8.63 per Mmbtu.

SUMMARY OF AREAS OF OPERATION

     We have long believed in the potential of the Rocky Mountain region. Our operations in the Rockies date back to the 1975 Muddy Ridge discovery in the Wind River Basin of Wyoming. Over time we have diversified within the Rockies, adding positions in the Green River Basin of Wyoming, the Piceance Basin of Colorado, the Paradox Basin of Utah and Colorado and the Western Canadian Sedimentary Basin of Alberta, Canada. We have also built a substantial position in the East Texas Basin and the Permian and Val Verde basins of West Texas and New Mexico.

--------------------------------------------------------------------------------

                                                 ESTIMATED PROVED RESERVES BY REGION (BCFE)
                                                          AS OF DECEMBER 31, 2002
                                                --------------------------------------------
                                                                                  PRO FORMA
REGION                                          TOM BROWN        MATADOR*         COMBINED
--------------------------------------------------------------------------------------------
U.S. ROCKIES:
  Wind River Basin...........................         187              --               187
  Green River Basin..........................         112              --               112
  Paradox Basin..............................         115              --               115
  Piceance Basin.............................         141              --               141
                                                --------------------------------------------
     Total U.S. Rockies......................         555              --               555
                                                --------------------------------------------
CANADIAN ROCKIES:
  Western Canadian Sedimentary Basin.........          82              --                82
SOUTHERN REGION:
  East Texas Basin...........................          36             162               198
  Permian Basin..............................          68              82               150
  Gulf Coast/other...........................           9              25                34
                                                --------------------------------------------
     Total Southern Region...................         113             269               382
                                                --------------------------------------------
       Total.................................         750             269             1,019
--------------------------------------------------------------------------------------------

---------------
  * The reserve estimates for Matador were prepared by our petroleum engineering staff, which calculated 269 Bcfe of estimated proved reserves; this calculation was slightly lower than the 282 Bcfe of estimated proved reserves calculated by Matador's independent petroleum consultants.

------------------------------------------------------------------------------------------
                                                   PRODUCTION BY REGION
                                                     (MMCFE PER DAY)
                                                 AS OF DECEMBER 31, 2002       PRO FORMA
                                               ----------------------------     RESERVE
                                                TOM               PRO FORMA       LIFE
                   REGION                      BROWN   MATADOR    COMBINED      (YEARS)
------------------------------------------------------------------------------------------
U.S. ROCKIES:
  Wind River Basin...........................     60         --          60            8.5
  Green River Basin..........................     21         --          21           14.6
  Paradox Basin..............................     45         --          45            7.0
  Piceance Basin.............................     33         --          33           11.7
  Other......................................      2         --           2             --
                                               -------------------------------------------
     Total U.S. Rockies......................    161         --         161            9.4
                                               -------------------------------------------
CANADIAN ROCKIES:
  Western Canadian Sedimentary Basin.........     24         --          24            9.4
                                               -------------------------------------------
SOUTHERN REGION:
  East Texas Basin...........................     20         28          48           11.3
  Permian Basin..............................     20         21          41           10.0
  Gulf Coast/other...........................      9          3          12            7.8
                                               -------------------------------------------
     Total Southern Region...................     49         52         101           10.4
                                               -------------------------------------------
       Total.................................    234         52         286            9.8
------------------------------------------------------------------------------------------

     The following discussion focuses on areas we consider to be our core areas of operations and those that offer us the greatest opportunities for further exploration and development activities.

WIND RIVER, GREEN RIVER, PARADOX AND PICEANCE BASINS

     The Wind River and Green River basins of Wyoming, the Paradox Basin of Utah and Colorado and the Piceance Basin of Colorado account for the major portion of our current and anticipated domestic exploration and development activities, with approximately 54% of our pro forma estimated proved reserves, on an equivalent basis, at December 31, 2002. Prior to the Matador acquisition, at December 31, 2002, we owned interests in 1,278 producing wells in these basins that averaged net daily production of 159 Mmcfe in 2002. We also had approximately 1,565,000 gross (1,224,000 net) developed and undeveloped acres in these basins at December 31, 2002, including option acreage of approximately 281,000 gross undeveloped (253,000 net) acres in the Wind River Basin.

     In 2002, we drilled and completed 16 wells in the Wind River Basin, the majority of which were located in the Pavillion Field, where we hold a 92% working interest. In the Piceance Basin, we drilled 26 wells in 2002 (completing
25). The Piceance wells were principally drilled at our 100%-owned White River Dome coal bed methane project in western Colorado.

     The Rocky Mountain region has experienced limited natural gas transportation capacity. Recognizing these restrictions, various companies have constructed or expanded existing pipelines and are continuing to add additional pipeline capacity into this area.

CANADA

     The Western Canadian Sedimentary Basin accounted for approximately 8% of our pro forma estimated proved reserves, on an equivalent basis, at December 31, 2002. Our share of production from these basins averaged 24 Mmcfe per day in 2002. Prior to the Matador acquisition, at

December 31, 2002, we owned interests in 252 wells and had approximately 540,000 gross (359,000 net) developed and undeveloped acres in this area. In Canada, we drilled 13 wells in 2002 (completing 12). These wells were primarily located in the Carrot Creek and Edson fields, which we operate.

EAST TEXAS BASIN

     Our East Texas Basin estimated proved reserves account for approximately 19% of pro forma reserves, on an equivalent basis, as of December 31, 2002. In recent years, we have acquired approximately 80,000 net acres in the James Lime (horizontal) trend of the East Texas Basin. In 2001, we drilled seven wells in the James Lime (horizontal) trend, of which five were initially completed. This large regional play is in its early stages of development and we are working to determine its potential based upon the initial production rates and variable decline rates of the wells drilled to date.

     We continue to participate in a development drilling program in the Mimms Creek Field (Bossier Sands play) in Freestone County, Texas. During 2002, 11 wells were drilled and completed under this program, where our working interests range from 50% to 63%. Since acquiring a majority interest in Mimms Creek in 1996, we have achieved significant exploitation success, increasing the estimated ultimate recovery of reserves in the field by 155% to 120 Bcfe at December 31, 2002. We anticipate applying the technology used on our Mimms Creek Field to Matador's East Texas Basin properties.

     The East Texas Basin properties acquired from Matador are located in Freestone County and 10 other counties and generally consist of long-lived, stable reserves with significant development upside. Much success has come from the Freestone-Robertson trend, where we have leasehold positions in over 80,000 gross (40,000 net) acres. Production from these properties averaged 28 Mmcfe per day in 2002.

PERMIAN AND VAL VERDE BASINS

     The reserves in the Permian and Val Verde basins and other regions accounted for approximately 18% of our pro forma estimated proved reserves, on an equivalent basis, at December 31, 2002. Our share of production from these basins averaged 28 Mmcfe per day in 2002. We hold between 30% to 50% working interests in approximately 46,800 gross (20,300 net) acres in the Val Verde Basin. The Permian Basin contains significant oil reserves, located primarily in the Sprayberry Field.

     In the Deep Valley exploration project area of the Permian Basin, in 2002, we successfully completed a Devonian well with a 50% working interest that commenced production in June 2002 at initial rates approximating 10 Mmcfe per day, declining to 1.6 Mmcfe per day by the end of June 2003. In 2003, we have continued to drill wells and evaluate the Deep Valley project area.

     The Permian Basin properties acquired from Matador are focused in the Monument-Skaggs Northwest Area (eastern Lea County), Morrow formation (southeastern New Mexico) and Amacker Tippett area (Upton County, Texas). These properties represent areas where we have substantial knowledge and operational expertise. Production from these properties averaged 21 Mmcfe per day in 2002.

OTHER BUSINESSES

     We market a majority of our operated gas production and some third party gas in the Rocky Mountain region through Retex Inc., our wholly owned marketing subsidiary. Sauer Drilling Company is a wholly owned subsidiary that owns and operates nine drilling rigs in the Rocky Mountain region. Retex and Sauer provide cost savings and operational efficiencies to us by providing services that would otherwise need to be contracted through third parties.

PRODUCTION VOLUMES, UNIT PRICES AND COSTS

     The following table sets forth certain information regarding our volumes of production sold and average prices received associated with our production and sales of natural gas, natural gas liquids and crude oil for each of the three years ended December 31, 2002.

-------------------------------------------------------------------------------------------
                                                      VOLUME PRODUCTION AND AVERAGE PRICES
                                                      -------------------------------------
                                                       2002           2001           2000
-------------------------------------------------------------------------------------------
PRODUCTION:
  Natural Gas (Mmcf)................................   72,167         63,824         51,199
  Crude Oil (Mbbls).................................      843            881            773
  Natural Gas Liquids (Mbbls).......................    1,382          1,217          1,074
  Total Production (Mmcfe)..........................   85,517         76,412         62,282
AVERAGE SALES PRICES:
  Natural Gas (per Mcf)
     Price received.................................  $  2.19        $  3.43        $  3.46
     Effect of hedges...............................       --           0.27             --
                                                      -------------------------------------
     Net sales price................................     2.19           3.71           3.46
  Crude Oil (per Bbl)...............................    23.41          23.09          28.05
  Natural Gas Liquids (per Bbl).....................    12.05          14.07          16.77
  Total (per Mcfe)..................................     2.27           3.59           3.48

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following persons are our executive officers and directors as of September 3, 2003:

---------------------------------------------------------------------------------------------------
NAME                                        AGE   POSITION
---------------------------------------------------------------------------------------------------
James D. Lightner.........................  51    Chairman, Chief Executive Officer and President
Daniel G. Blanchard.......................  43    Executive Vice President, Chief Financial Officer
                                                  and Treasurer
Thomas W. Dyk.............................  50    Executive Vice President and Chief Operating
                                                  Officer
Peter R. Scherer..........................  46    Executive Vice President
Bruce R. DeBoer...........................  50    Vice President, General Counsel and Secretary
Douglas R. Harris.........................  49    Vice President -- Operations
Rodney G. Mellott.........................  46    Vice President -- Land and Business Development
Kenneth B. Butler.........................  50    Director
David M. Carmichael.......................  64    Director
Henry Groppe..............................  77    Director
Edward W. LeBaron, Jr. ...................  73    Director
John C. Linehan...........................  64    Director
Wayne W. Murdy............................  59    Director
James B. Wallace..........................  74    Director
Robert H. Whilden, Jr. ...................  68    Director
---------------------------------------------------------------------------------------------------

     James D. Lightner joined Tom Brown in May 1999 as President. In January 2001, he was named Chief Executive Officer. He was appointed Chairman of the Board in May 2002. Mr. Lightner has been a member of the Board of Directors since 1999. He also serves as a member of the Executive Committee. Prior to joining Tom Brown, Mr. Lightner served as Vice President and General Manager of the Denver Division of EOG Resources from April 1989 through April 1999.

     Daniel G. Blanchard joined Tom Brown in July 1999 as Vice President and Chief Financial Officer and was subsequently named Executive Vice President and Treasurer. From January 1999 through May 1999, Mr. Blanchard served as Assistant Treasurer with Gulf Canada Resources. He served as Treasurer and Director of Corporate Development for Forest Oil Company from September 1994 through December 1998.

     Thomas W. Dyk joined Tom Brown in April 1998 as Executive Vice President and was subsequently named the company's Chief Operating Officer in 1999. Prior to joining Tom Brown, Mr. Dyk served as Regional Vice President for the Rocky Mountain Division of Burlington Resources.

     Peter R. Scherer joined Tom Brown in 1982. He has held various positions, most recently Executive Vice President -- General Manager, Midland division. Prior to joining Tom Brown, Mr. Scherer was employed by Amoco Oil and Gas Company.

     Bruce R. DeBoer joined Tom Brown in 1997 as Vice President, General Counsel and Secretary. Prior to joining Tom Brown, he served in a similar capacity for eight years with Presidio Oil Company.

     Douglas R. Harris joined Tom Brown in February 2001 as Vice President -- Operations. From February 1986 through January 2001, he was employed by Burlington Resources, most recently as Vice President -- Production for Burlington Resources Canada in Calgary.

     Rodney G. Mellott joined Tom Brown in December 1999 as Vice
President -- Land and Business Development. Prior to joining Tom Brown, Mr. Mellott was employed for 15 years in various capacities by EOG Resources, Inc.

     Kenneth B. Butler has been a director of Tom Brown since 2000. He is Vice President of Unocal Gulf Region USA.

     David M. Carmichael has been a director of Tom Brown since 1996. He is also a director of Ensco International Inc. and a director of Natural Resource Partners L.P. Mr. Carmichael is the former Chairman of the Board, Chief Executive Officer and President of American Oil and Gas Corporation.

     Henry Groppe has been a director of Tom Brown since 1989. He is a partner in the oil and gas consulting firm of Groppe, Long & Littell.

     Edward W. LeBaron, Jr. has been a director of Tom Brown since 1968. He is a partner in LeBaron Ranches L.P., and was formerly a partner in the Pillsbury & Winthrop law firm.

     John C. Linehan has been a director of Tom Brown since 2003. He is the retired Executive Vice President and Chief Financial Officer of Kerr-McGee Corporation.

     Wayne W. Murdy has been a director of Tom Brown since 2001. He is the Chairman of the Board and Chief Executive Officer of Newmont Mining Corporation.

     James B. Wallace has been a director of Tom Brown since 1992. He is a partner in Brownlie, Wallace, Armstrong and Bander Exploration. Mr. Wallace also serves as director of Delta Petroleum Corporation.

     Robert H. Whilden, Jr. has been a director of Tom Brown since 1989. He is Senior Vice President, General Counsel and Secretary of BMC Software, Inc. Mr. Whilden also serves as director of W-H Energy Services, Inc.

                       DESCRIPTION OF OTHER INDEBTEDNESS

THE GLOBAL CREDIT FACILITIES

General

     The Global Credit Facilities are comprised of three related agreements: the U.S. Revolving Credit Facility, the Canadian Revolving Credit Facility and the Canadian Term Loan Credit Facility. The U.S. Revolving Credit Facility is among Tom Brown, as borrower, JPMorgan Chase Bank, as global administrative agent (the "Agent" ), and various other financial institutions as agents and lenders (the "U.S. Lenders" ). The Canadian Revolving Credit Facility is among Tom Brown Resources and Tom Brown Resources Ltd., as co-borrowers (the "Co-borrowers" ), the Agent, and various other financial institutions as agents and lenders (the "Canadian Revolving Lenders" ). The Canadian Term Loan Credit Facility is among Tom Brown Resources, as borrower, the Agent, and various other financial institutions as agents and lenders (the "Canadian Term Lenders" ). The U.S. Lenders, the Canadian Revolving Lenders and the Canadian Term Lenders are referred to as the "Lender Group".

     The Global Credit Facilities provide for an aggregate principal amount of revolving loans and letters of credit of up to the lesser of $315 million or a borrowing base as is in effect from time to time, and includes a subfacility for letters of credit of up to $25 million under the U.S. Revolving Credit Facility and of up to $15 million under the Canadian Revolving Credit Facility. The Global Credit Facilities also provide for a term loan which was funded in Canadian dollars, in an amount equal to approximately $110 million using U.S./Canadian dollar exchange rates in effect as of June 27, 2003. Loans and letters of credit under the Canadian Revolving Credit Facility may be in either U.S. dollars or Canadian dollars.

     As of June 30, 2003, the global borrowing base for the U.S. Revolving Credit Facility and the Canadian Revolving Credit Facility was $425 million. This global borrowing base is allocated between the U.S. Revolving Credit Facility and the Canadian Revolving Credit Facility by Tom Brown after deduction of the outstanding principal balance of the Canadian Term Loan Facility. As of June 30, 2003, the balance of the global borrowing base, after deducting the outstanding principal balance of the Canadian Term Loan Facility, was allocated $290 million to the U.S. Revolving Credit Facility and $25 million to a Canadian Revolving Credit Facility. The Canadian Term Loan Credit Facility is not subject to the borrowing base. Commencing in 2004, the global borrowing base will be redetermined by the U.S. Lenders and the Canadian Revolving Lenders on an annual basis, subject to interim adjustments for the issuance of other debt and material casualty events. In addition, the global borrowing base may be redetermined once during any year on an interim basis at the election of lenders holding two-thirds of the aggregate commitments under all of the Global Credit Facilities then outstanding or at the election of Tom Brown.

Security

     The U.S. Revolving Credit Facility and the Canadian Term Loan Facility are secured by a pledge of all of the issued and outstanding equity interests of each of Tom Brown's material domestic subsidiaries and Tom Brown Resources and a pledge of 65% of the issued and outstanding equity interests of each of Tom Brown's material foreign subsidiaries, including Tom Brown Resources Ltd., one of the Canadian borrowers. The Canadian Revolving Credit Facility is secured by a pledge of all of the issued and outstanding equity interests of each of the Co-borrowers.

     Tom Brown also covenants under the U.S. Revolving Credit Agreement that it will pledge all of its equity interest in any subsidiary that becomes a material domestic subsidiary and 65% of its equity interest in any subsidiary that becomes a material foreign subsidiary, and covenants under the Canadian Revolving Credit Facility that it will pledge all of its equity interests in any subsidiary that becomes a material subsidiary.

     In addition, Tom Brown is obligated to grant and thereafter maintain a lien on oil and gas properties comprising not less than 80% of the present value of all its oil and gas properties included in the global borrowing base and substantially all other material assets related thereto if either (i) the actual or implied rating of its senior unsecured long-term debt is BB- or lower or Ba3 or lower or (ii) on or before September 27, 2003, Tom Brown has not raised at least $125 million in net cash proceeds from the sale of equity interests and repaid in full the Senior Subordinated Credit Facility described below.

     Contemporaneously with this offering of the notes, Tom Brown is offering for sale shares of its common stock which it believes will be sufficient to result in at least $155 million of net cash proceeds. Tom Brown intends to use the net cash proceeds from that offering to repay in full the Senior Subordinated Credit Facility.

     Although the U.S. Revolving Credit Facility is not guaranteed by any of Tom Brown's subsidiaries, Tom Brown covenants that any subsidiary that guarantees other indebtedness or incurs debt in excess of $5 million will guarantee the loans. The Canadian Revolving Credit Facility is guaranteed by Tom Brown, and Tom Brown and the Co-borrowers covenant that any subsidiary that guarantees other indebtedness or incurs debt in excess of $5 million will also guarantee the loans. The Canadian Term Loan is guaranteed by Tom Brown and Tom Brown covenants that any subsidiary that guarantees other indebtedness or incurs debt in excess of $5 million will also guarantee the loans.

INTEREST AND FEES

     Indebtedness under the U.S. Revolving Credit Facility and the Canadian Term Loan Facility bears interest at either the London Interbank Offered Rate ("LIBOR") for U.S. dollar deposits or a base rate, which is the greater of the publicly announced JPMorgan Chase Bank Prime Rate or the federal funds rate plus 0.50% of 1%, plus in each case, a margin. Indebtedness under the Canadian Term Credit Facility bears interest at either the LIBOR for U.S. dollar deposits, a bankers' acceptance rate, a U.S. Prime Rate or a Canadian Prime Rate (depending on the currency of the loan, each of which are quoted by the Canadian administrative agent), plus in each case, a margin or other fee. The margin or fee charged on loans and bankers' acceptances under the Bank Credit Facilities varies from 1.375% to 1.75% for LIBOR based loans and bankers' acceptances and 0.125% to 0.50% for Base Rate, U.S. Prime Rate and Canadian Prime Rate loans, in each case, based upon Tom Brown's utilization of the global borrowing base, with the relevant margins charged on loans and fees increasing as the utilization increases. Letters of credit bear a commission equal to the then applicable margin on LIBOR loans. Tom Brown also pays a commitment fee for the unused portion of the global borrowing base, which fee varies from 0.375% to 0.50%. Fees and interest are generally paid quarterly in arrears, except that fees and interest on LIBOR loans and bankers' acceptances are paid at the end of the relevant interest period or, if such interest period is longer than 3-months, at 3-month intervals.

MATURITY, SCHEDULED PAYMENTS AND PREPAYMENTS

     The U.S. Revolving Credit Facility and the Canadian Revolving Credit Facility mature on June 27, 2007. The Canadian Term Loan Facility is scheduled to mature on March 21, 2006. The Bank Credit Facilities do not require any scheduled payments of principal. The U.S. Revolving Credit Facility and the Canadian Revolving Credit Facility provide that if the global borrowing base is redetermined or adjusted and as a result the outstanding loans, bankers' acceptances and cash collateralization for letters of credit exceeds the global borrowing base, then such excess must be repaid. Most repayments are immediate, but deficiencies resulting from a redetermination of the global borrowing base may be repaid within 180 days, with half being due in 90 days. The Canadian Term Loan Facility is not subject to any prepayment requirements and is expected to be repaid in full with the proceeds of this offering.

     Amounts under the Global Credit Facilities may be voluntarily prepaid, without premium or penalty, subject to certain notice requirements, certain minimum amounts and, in the case of Eurodollar loans and bankers' acceptances, certain yield protection provisions.

COVENANTS

     The Global Credit Facilities require Tom Brown to meet certain financial tests including a minimum tangible net worth test and a maximum leverage test (total debt to EBITDAX as defined in the Global Credit Facilities). The Global Credit Facilities also contain other customary affirmative and negative covenants, including affirmative covenants that require Tom Brown to provide the Lender Group with periodic financial information and reserve reports and notices of the occurrence of material events, to comply with applicable laws, including environmental and ERISA laws, and to pay taxes and contractual obligations and negative covenants that limit Tom Brown's ability to incur other debt, grant liens to secure its obligations, declare and pay dividends or repurchase its stock, merge with other companies, and sell its properties.

EVENTS OF DEFAULT

     The Global Credit Facilities contain customary events of default, including payment defaults, breach of representations, warranties and covenants (subject, in some instances, to cure rights), cross defaults to other indebtedness, including each of the other agreements comprising the Global Credit Facilities, certain events of bankruptcy and insolvency, judgment defaults in excess of $10 million and a change of control.

THE SENIOR SUBORDINATED CREDIT FACILITY

GENERAL

     The Senior Subordinated Credit Facility is a senior subordinated credit facility among Tom Brown, as borrower, JPMorgan Chase Bank, as administrative agent (the "Administrative Agent" ), and various other financial institutions as agents and lenders (the "Senior Subordinated Lenders" ). The Senior Subordinated Credit Facility provides for a term loan of $155 million. The Senior Subordinated Credit Facility contains contractual subordination provisions subordinating the holders of the loans and interest outstanding under the Senior Subordinated Credit Facility to other senior debt. We intend to use the net proceeds from the offering of common stock to repay in full the amount of outstanding indebtedness under the Senior Subordinated Credit Facility.

                            DESCRIPTION OF THE UNITS

     The Units will be issued under an indenture to be dated as of
               , 2003 (the "Indenture") among the Parent, the Subsidiary Issuer and U.S. Bank, as trustee (the "Trustee"). Each Unit will consist of:

         (1) U.S.$512 principal amount of Parent Notes; and

         (2) U.S.$488 principal amount of Subsidiary Notes.

The Parent Notes and the Subsidiary Notes (together, the "Notes") comprising each Unit will not be separable and will be transferable only as a Unit.

     We may issue an unlimited principal amount of additional units consisting of Additional Notes (as defined below) having identical terms and conditions as the Units (the "Additional Units"); provided that, so long as the Subsidiary Issuer is the obligor under the Subsidiary Notes and is organized under the laws of a province of Canada, no such Additional Units may be issued within five years prior to the final maturity of the Subsidiary Notes. Additional Units can only be issued, if at the time of such issuance, we were in compliance with the covenants contained in the Indenture. Any Additional Units will be part of the same issue as the Units that we are currently offering.

                            DESCRIPTION OF THE NOTES

     The Notes will be issued under the Indenture. The terms of the Notes include those expressly set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). We may issue an unlimited principal amount of additional notes having identical terms and conditions as the Notes (the "Additional Notes"). We will only be permitted to issue such Additional Notes if at the time of such issuance, we were in compliance with the covenants contained in the Indenture. Any Additional Notes will be part of the same issue as the Notes that we are currently offering and will vote on all matters with the holders of the Notes.

     This description of the Notes is intended to be a useful overview of the material provisions of the Notes and the Indenture. Since this description of the Notes is only a summary, you should refer to the Indenture for a complete description of the obligations of the Parent and the Subsidiary Issuer and your rights. We have filed a copy of the Indenture as an exhibit to the registration statement of which this prospectus supplement forms a part.

     You will find the definitions of capitalized terms used in this description under the heading "Certain Definitions." For purposes of this description, references to the "Parent," "we," "our" and "us" refer only to Tom Brown, Inc. and not to its subsidiaries.

GENERAL

THE NOTES

     The Parent Notes:

     - are general unsecured, senior subordinated obligations of the Parent;

     - are limited to an aggregate principal amount of $115.2 million, subject to our ability to issue Additional Notes;

     - are subordinated in right of payment to all existing and future Senior Indebtedness of the Parent; and

     - rank equally in right of payment to any future Senior Subordinated Indebtedness of the Parent.

     The Subsidiary Notes:

     - are general unsecured, senior subordinated obligations of the Subsidiary Issuer;

     - are limited to an aggregate principal amount of $109.8 million, subject to the Subsidiary Issuer's ability to issue Additional Notes;

     - are subordinated in right of payment to all existing and future Senior Indebtedness of the Subsidiary Issuer;

     - rank equally in right of payment to any future Senior Subordinated Indebtedness of the Subsidiary Issuer; and

     - are unconditionally guaranteed on a senior subordinated basis by the Parent. See "Parent Guarantee."

     The Parent Notes and the Subsidiary Notes:

     - mature on                , 2013; and

     - will be represented by one or more registered Units in global form, but in certain circumstances may be represented by Units in definitive form. See "Book-entry, Delivery and Form."

INTEREST

     Interest on each of the Notes will compound semi-annually and:

     - accrue at the rate of                % per annum;

     - accrue from the date of original issuance or, if interest has already been paid, from the most recent interest payment date;

     - be payable in cash semi-annually in arrears on                and
                      , commencing on                , 2004;

     - be payable to the holders of record on the                and
                      immediately preceding the related interest payment dates; and

     - be computed on the basis of a 360-day year comprised of twelve 30-day months.

We will also pay additional interest on the Subsidiary Notes in the event of changes to certain taxes. See "Additional Amounts."

PAYMENTS ON THE NOTES; PAYING AGENT AND REGISTRAR

     Principal of, premium, if any, and interest on the Notes will be payable at the office or agency designated by the Parent and the Subsidiary Issuer in the Borough of Manhattan, The City of New York, New York, except that the Parent and the Subsidiary Issuer may, at their option, pay interest on the Notes by check mailed to holders of the Units at their registered address as it appears in the Registrar's books. We and the Subsidiary Issuer have initially designated the corporate trust office of the Trustee in New York, New York to act as the Paying Agent and Registrar for the Units. We and the Subsidiary Issuer may, however, change the Paying Agent or Registrar without prior notice to the holders of the Units, and the Parent, the Subsidiary Issuer or any of its Restricted Subsidiaries may act as Paying Agent or Registrar.

     Principal of, premium, if any, and interest on, Notes in global form registered in the name of or held by The Depository Trust Company or its nominee in immediately available funds will be paid to The Depository Trust Company or its nominee, as the case may be, as the registered holder of the Notes comprising such global Unit.

TRANSFER AND EXCHANGE

     The Parent Notes and the Subsidiary Notes comprising each Unit will not be separable and will be transferable only as a Unit. A holder may transfer or exchange Units in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by the Parent, the Subsidiary Issuer, the Trustee or the Registrar for any registration of transfer or exchange of Units, but the Parent and the Subsidiary Issuer may require a holder to pay a sum sufficient to cover any transfer tax or other governmental taxes and fees required by law or permitted by the Indenture. The Parent and the Subsidiary Issuer are not required to transfer or exchange any Units if any Notes comprising such Units have been selected for redemption. Also, the Parent and the Subsidiary Issuer are not required to transfer or exchange any Unit for a period of 15 days before a selection of Notes is to be redeemed.

     The registered holder of a Unit will be treated as the owner of such Unit and as the owner, for each Unit held, of U.S.$512 principal amount of Parent Notes and U.S.$488 principal amount of Subsidiary Notes for all purposes.

OPTIONAL REDEMPTION

GENERAL

     Except as described below, the Notes are not redeemable until
               , 2008. On and after                , 2008, the Parent and the
Subsidiary Issuer jointly may redeem all or, from time to time, part of the Notes, as whole Units, upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as a percentage of principal amount) plus accrued and unpaid interest on the Notes, if any, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if
redeemed during the twelve-month period beginning on                of the years
indicated below:

YEAR                                                           PERCENTAGE
----                                                           ----------
2008........................................................           %
2009........................................................           %
2010........................................................           %
2011 and thereafter.........................................     100.00%

     Prior to                , 2006, the Parent and the Subsidiary Issuer
jointly may on any one or more occasions redeem up to 35% of the original principal amount of the Units, including any Additional Units, with the Net Cash Proceeds of one or more Equity Offerings at a redemption price of
               % of the principal amount of the Notes, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that

     (1) there is a Public Market at the time of such redemption;

     (2) at least 65% of the original principal amount of the Units, including any Additional Units, remains outstanding after each such redemption; and

     (3) the redemption occurs within 90 days after the closing of such Equity Offering.

     If the optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the Note is registered at the close of business, on such record date, and no additional interest will be payable to holders whose Units will be subject to redemption by the Parent and the Subsidiary Issuer.

     In the case of any partial redemption, selection of the Units for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Units are listed or, if the Units are not listed, then on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion will deem to be fair and appropriate, although no Unit of U.S.$1,000 in original principal amount or less will be redeemed in part. Units in a principal amount equal to, and representing the same Indebtedness as, the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Units.

     Neither the Parent nor the Subsidiary Issuer is required to make mandatory redemption payments or sinking fund payments with respect to the Notes.

REDEMPTION FOR CHANGES IN WITHHOLDING TAXES

     The Notes, as whole Units, will be subject to redemption at the joint option of the Parent and the Subsidiary Issuer, as a whole but not in part, at any time upon not fewer than 30 nor more than 60 days' notice mailed to each holder of Units at the addresses appearing in the Register at a redemption price equal to 100% of the principal amount of the Notes plus accrued interest to but excluding the redemption date if the Subsidiary Issuer has become or would become obligated to pay on the next date on which any amount would be payable under or with respect to the Subsidiary Notes, any Additional Amounts as a result of any change or amendment to the laws (or regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein) (collectively, a "Taxing Authority"), or any change in or amendment to any official position or administration or assessing practices regarding the application or interpretation of such laws or regulations, which change or amendment is announced or becomes effective on or after the date of the Indenture. See "Additional Amounts."

RANKING AND SUBORDINATION

     The Parent Notes will be unsecured Senior Subordinated Indebtedness of the Parent, will be subordinated in right of payment to all existing and future Senior Indebtedness of the Parent, will rank equally in right of payment with all future Senior Subordinated Indebtedness of the Parent and will be senior in right of payment to all future Subordinated Obligations of the Parent. The Parent Notes also will be effectively subordinated to all secured Indebtedness of the Parent to the extent of the value of the assets securing such Indebtedness.

     The Subsidiary Notes will be unsecured Senior Subordinated Indebtedness of the Subsidiary Issuer, will be subordinated in right of payment to all existing and future Senior Indebtedness of the Subsidiary Issuer, will rank equally in right of payment with all future Senior Subordinated Indebtedness of the Subsidiary Issuer and will be senior in right of payment to all future Subordinated Obligations of the Subsidiary Issuer. The Subsidiary Notes also will be effectively subordinated to all secured Indebtedness of the Subsidiary Issuer to the extent of the value of the assets securing such Indebtedness.

     However, payment from the money or the proceeds of U.S. Government Obligations held in any defeasance trust (as described under "Defeasance" below) will not be subordinated to any Senior Indebtedness of the Parent or the Subsidiary Issuer or subject to these restrictions.

     As a result of the subordination provisions described below:

     - holders of the Parent Notes may recover less than creditors of the Parent, respectively, who are holders of Senior Indebtedness in the event of an insolvency, bankruptcy, reorganization, receivership or similar proceedings relating to the Parent; and

     - holders of the Subsidiary Notes may recover less than creditors of the Subsidiary Issuer, respectively, who are holders of Senior Indebtedness in the event of an insolvency, bankruptcy, reorganization, receivership or similar proceedings relating to the Subsidiary Issuer.

     The Parent Guarantee of the Subsidiary Notes will be subordinated to the Parent's obligations in respect of Senior Indebtedness. Moreover, the Parent Notes will be structurally subordinated to the liabilities of Subsidiaries of the Parent. Assuming that the Parent and the Subsidiary Issuer had applied the net proceeds from the offering of the Notes and the proposed offering by the Parent of its Common Stock in the manner described under "Use of Proceeds," as of June 30, 2003:

     - outstanding Senior Indebtedness of the Parent would have been U.S.$168.7 million, all of which would have been unsecured;

     - the Subsidiary Issuer would have had no Senior Indebtedness;

     - the Parent would have had no Senior Subordinated Indebtedness other than the Parent Notes and the Parent Guarantee; and

     - the Subsidiary Issuer would have had no Senior Subordinated Indebtedness other than the Subsidiary Notes.

Although the Indenture will limit the amount of indebtedness that the Parent and its Restricted Subsidiaries may Incur, such indebtedness may be substantial and all of it may be Senior Indebtedness or structurally senior to the Notes.

     Only Indebtedness of the Parent that is Senior Indebtedness will rank senior to the Parent Notes in accordance with the provisions of the Indenture. Only Indebtedness of the Subsidiary Issuer that is Senior Indebtedness will rank senior to the Subsidiary Notes in accordance with the provisions of the Indenture. The Parent Notes and the Subsidiary Notes will in all respects rank equally with all other Senior Subordinated Indebtedness of the Parent and the Subsidiary Issuer, respectively. As described in "Limitation on Layering," the Parent may not Incur any indebtedness that is senior in right of payment to the Parent Notes, but junior in right of payment to Senior Indebtedness, and the Subsidiary Issuer may not Incur any indebtedness that is senior in right of payment to the Subsidiary Notes, but junior in right of payment to Senior Indebtedness. Unsecured Indebtedness of the Parent is not deemed to be subordinate or junior to secured Indebtedness merely because it is unsecured.

     The Parent and the Subsidiary Issuer may not pay principal of, premium, if any, or interest on, or other payment obligations in respect of, the Notes or make any deposit pursuant to the provisions described under "Defeasance" below and may not otherwise repurchase, redeem or retire any Units (collectively, "pay the Notes") if:

         (1) any Senior Indebtedness is not paid when due in cash or Cash Equivalents; or

         (2) any other default on Senior Indebtedness occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms unless, in either case, the default has been cured or waived and any such acceleration has been rescinded or such Senior Indebtedness has been paid in full in cash or Cash Equivalents.

     However, the Parent and the Subsidiary Issuer may pay the Notes if the Parent and the Trustee receive written notice approving such payment from the Representative of the Senior Indebtedness with respect to which either of the events set forth in clause (1) or (2) of the immediately preceding sentence has occurred and is continuing.

     The Parent and the Subsidiary Issuer also will not be permitted to pay the Notes for a Payment Blockage Period (as defined below) during the continuance of any default, other than a default described in clause (1) or (2) of the preceding paragraph, on any Designated Senior Indebtedness that permits the holders of the Designated Senior Indebtedness to accelerate its maturity immediately without either further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods.

     A "Payment Blockage Period" commences on the receipt by the Trustee (with a copy to the Parent) of written notice (a "Blockage Notice") of a default of the kind described in the immediately preceding paragraph from the Representative of the holders of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ends 179 days after receipt of the notice. The Payment Blockage Period will end earlier if such Payment Blockage Period is terminated:

         (1) by written notice to the Trustee and the Parent from the Person or Persons who gave such Blockage Notice;

         (2) because the default giving rise to such Blockage Notice is no longer continuing; or

         (3) because such Designated Senior Indebtedness has been repaid in full.

     The Parent and the Subsidiary Issuer may resume payments on the Notes after the end of the Payment Blockage Period (including any missed payments), unless the holders of such Designated Senior Indebtedness or the Representative of such holders have accelerated the maturity of such Designated Senior Indebtedness. Not more than one Blockage Notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period. In no event, however, may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any 360 consecutive day period. For purposes of this paragraph, no default or event of default that existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior Indebtedness initiating such Payment Blockage Period shall be, or be made, the basis of the commencement of a subsequent Payment Blockage Period by the Representative of such Designated Senior Indebtedness, whether or not within a period of 360 consecutive days, unless such default or event of default shall have been cured or waived for a period of not less than 90 consecutive days.

     In the event of:

         (1) a total or partial liquidation or a dissolution of the Parent;

         (2) a reorganization, bankruptcy, insolvency, receivership of or similar proceeding relating to the Parent or its property; or

         (3) an assignment for the benefit of creditors or marshaling of the Parent's assets and liabilities, then the holders of Senior Indebtedness will be entitled to receive payment in full in cash or Cash Equivalents in respect of Senior Indebtedness (including interest accruing after, or which would accrue but for, the commencement of any proceeding at the rate specified in the applicable Senior Indebtedness, whether or not a claim for such interest would be allowed) before the holders of the Units will be entitled to receive any payment or distribution, in the event of any payment or distribution of the assets or securities of the Parent. In addition, until the Senior Indebtedness is paid in full in cash or Cash Equivalents, any payment or distribution to which holders of the Units would be entitled but for the subordination provisions of the Indenture will be made to holders of the Senior Indebtedness as their interests may appear. If a payment or distribution is made to holders of the Units that, due to the subordination provisions, should not have been made to them, such holders are required to hold it in trust for the holders of Senior Indebtedness and pay the payment or distribution over to holders of Senior Indebtedness, as their interests may appear.

     If payment of the Notes is accelerated because of an Event of Default, the Parent or the Trustee will promptly notify the holders of the Designated Senior Indebtedness or the Representative of such holders of the acceleration. The Parent and the Subsidiary Issuer may not pay the Notes until five Business Days after such holders or the Representative of the Designated Senior Indebtedness receives notice of such acceleration and, after that five Business Day period, may pay the Notes only if the subordination provisions of the Indenture otherwise permit payment at that time.

PARENT GUARANTEE

     The Parent will unconditionally guarantee, on a senior subordinated basis, the Subsidiary Issuer's obligations under the Subsidiary Notes and all obligations of the Subsidiary Issuer under the Indenture. The Parent will agree to pay, in addition to the amount stated above, any and all costs and expenses (including reasonable counsel fees and expenses) Incurred by the Trustee or the holders in enforcing any rights under the Parent Guarantee.

     The Parent Guarantee will be subordinated to the prior payment in full of all Senior Indebtedness of the Parent. The Parent Guarantee will rank equally with all other Senior Subordinated Indebtedness of the Parent and will be senior in right of payment to all future Subordinated Obligations of the Parent. The Parent Guarantee will be effectively subordinated to any secured Indebtedness of the Parent to the extent of the value of the assets securing such Indebtedness. The Parent will not be permitted to Incur indebtedness that is junior in right of payment to Senior Indebtedness but senior in right of payment to the Parent Guarantee. Unsecured Indebtedness of the Parent is not deemed to be subordinate or junior to secured Indebtedness merely because it is unsecured.

     The obligations of the Parent under the Parent Guarantee will be limited as necessary to prevent the Parent Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

ASSUMPTION BY PARENT OF SUBSIDIARY NOTES

     At any time at the joint option of the Parent and the Subsidiary Issuer, the Parent may assume, and the Subsidiary Issuer may assign, all of the Subsidiary Issuer's obligations with respect to all or, from time to time, part of the Subsidiary Notes, by supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee.

     Upon such assumption, the Subsidiary Issuer will be fully released from its obligations under the Subsidiary Notes that have been so assigned and assumed and the Parent will succeed to the obligations of, and be substituted for, and may exercise every right and power of, the Subsidiary Issuer under the Indenture with respect to the Subsidiary Notes so assumed, and the Parent Guarantee will be automatically released, without any further action, with respect to the Subsidiary Notes so assumed.

CHANGE OF CONTROL

     If a Change of Control occurs, each holder will have the right to require the Parent and the Subsidiary Issuer to repurchase all or any part of such holder's Units (in principal amounts equal to U.S.$1,000 or an integral multiple thereof), at a purchase price in cash equal to 101% of the principal amount of the Notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

     Within 30 days following any Change of Control, the Parent and the Subsidiary Issuer will mail a notice (the "Change of Control Offer") to each holder, with a copy to the Trustee, stating:

         (1) that a Change of Control has occurred and that such holder has the right to require the Parent and the Subsidiary Issuer to purchase such holder's Units, at a purchase price in cash equal to 101% of the principal amount of the Notes comprising such Units plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date) (the "Change of Control Payment");

         (2) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Change of Control Payment Date"); and

         (3) the procedures determined by the Parent and the Subsidiary Issuer, consistent with the Indenture, that a holder must follow in order to have its Units, repurchased.

     On the Change of Control Payment Date, the Parent and the Subsidiary Issuer will, to the extent lawful:

         (1) accept for payment all Units (in integral multiples of U.S.$1,000) properly tendered pursuant to the Change of Control Offer;

         (2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Units so tendered; and

         (3) deliver or cause to be delivered to the Trustee the Units so accepted together with an Officers' Certificate stating the aggregate principal amount of Units being purchased by the Parent and the Subsidiary Issuer.

     The paying agent will promptly mail to each holder of Units so tendered the Change of Control Payment for such Units, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder Notes comprising new Units equal in principal amount to, and evidencing the same Indebtedness as, any unpurchased portion of the Units surrendered, if any; provided that each Unit will be in a principal amount of U.S.$1,000 or an integral multiple thereof.

     If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest, if any, will be paid to the Person in whose name a Unit is registered at the close of business on such record date, and no additional interest will be payable to holders who tender pursuant to the Change of Control Offer.

     The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders to require that the Parent or the Subsidiary Issuer repurchase or redeem the Units in the event of a takeover, recapitalization or similar transaction.

     Prior to mailing a Change of Control Offer, and as a condition to such mailing (i) all Senior Indebtedness must be repaid in full, or the Parent and the Subsidiary Issuer must offer to repay all Senior Indebtedness and make payment to the holders that accept such offer and obtain waivers of any event of default from the remaining holders of such Senior Indebtedness or (ii) the requisite holders of each issue of Senior Indebtedness shall have consented to such Change of Control Offer being made. The Parent and the Subsidiary Issuer jointly covenant to effect such repayment or obtain such consent within 30 days following any Change of Control, it being a default of the Change of Control provisions if the Parent or the Subsidiary Issuer fails to comply with such covenant. A default under the Indenture may result in a cross-default under the Existing Credit Facilities. In the event of a default under the Existing Credit Facilities, the subordination provisions of the Indenture would likely restrict payments to the holders of the Units.

     Neither the Parent nor the Subsidiary Issuer will be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Parent and the Subsidiary Issuer and purchases all Units validly tendered and not withdrawn under such Change of Control Offer.

     The Parent and the Subsidiary Issuer will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Units pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, the Parent and the Subsidiary Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached their respective obligations described in the Indenture by virtue of the conflict.

     The Parent's and the Subsidiary Issuer's ability to repurchase Units pursuant to a Change of Control Offer may be limited by a number of factors. The occurrence of certain of the events that constitute a Change of Control would constitute a default under the Existing Credit Facilities. In addition, certain events that may constitute a change of control under the Existing Credit Facilities and cause a default under the agreements comprising that facility may not constitute a Change of Control under the Indenture. Future Indebtedness of the Parent, the Subsidiary Issuer and the Parent's other Subsidiaries may also contain prohibitions of certain events that would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Parent and the Subsidiary Issuer to repurchase the Units could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Parent and the Subsidiary Issuer. Finally, the Parent's and the Subsidiary Issuer's ability to pay cash to the holders upon a repurchase may be limited by the Parent's and the Subsidiary Issuer's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

     Even if sufficient funds were otherwise available, the terms of the Existing Credit Facilities may (and other Indebtedness may) prohibit the prepayment of the Units before their scheduled maturity. Consequently, if the Parent and the Subsidiary Issuer are not able to prepay the Bank Indebtedness and any such other Indebtedness containing similar restrictions or obtain requisite consents, as described above, the Parent and the Subsidiary Issuer will be unable to fulfill their repurchase obligations if holders of Units exercise their repurchase rights following a Change of Control, resulting in a default under the Indenture. A default under the Indenture may result in a cross-default under the Existing Credit Facilities. In the event of a default under the Existing Credit Facilities, the subordination provisions of the Indenture would likely restrict payments to the holders of the Units.

     The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving the Parent and the Subsidiary Issuer by increasing the capital required to effectuate such transactions. The definition of "Change of Control" includes a disposition of all or substantially all of the property and assets of the Parent and its Restricted Subsidiaries taken as a whole to any Person. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of "all or substantially all" of the property or assets of a Person. As a result, it may be unclear as to whether a Change of Control has occurred and whether the Parent and the Subsidiary Issuer may be required to make an offer to repurchase the Units as described above.

ADDITIONAL AMOUNTS

     All payments made by the Subsidiary Issuer in respect of the Subsidiary Notes or the Parent under the Parent Guarantee will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments, or other governmental charges of any nature imposed or levied by or on behalf of Canada or any political subdivision or authority thereof or therein having power to tax, unless the Subsidiary Issuer or the Parent under the Parent Guarantee is required by law or by the interpretation or administration thereof by the relevant government authority or agency to withhold or deduct such taxes, duties, assessments, or other governmental charges. The Subsidiary Issuer or the Parent under the Parent Guarantee, as the case may be, will make the required withholding or deduction, make payment of the amount so withheld or deducted to the appropriate government authority and pay any additional amounts that may be necessary to ensure that the net amounts received by the holders after the withholding or deduction (including any withholding or deduction for such additional amounts) equals the respective amounts of principal and interest which would have been receivable in respect of the Subsidiary Notes in the absence of the withholding or deduction ("Additional Amounts"). No additional amounts shall, however, be payable:

         (a) to a holder who is subject to the taxes, duties, assessments or other governmental charges by reason of any present or former connection between the holder and Canada other than solely by the holding of the Subsidiary Notes or by the receipt of payments in respect of the Subsidiary Notes;

         (b) if the payment would not have been subject to the taxes, duties, assessments or other governmental charges had the request for payment been made within 30 days of the related due date or, in case the full amount of funds payable had not been provided to the principal paying agent when due, within 30 days of the date on which the funds were received by the principal paying agent and notice of the availability of the funds has been given; or

         (c) to the extent that the taxes, duties, assessments or other governmental charges would not have been imposed but for the failure of the holder to comply with any certification, identification or other reporting requirements concerning the nationality, residence, identity or connection with Canada of the holder if:

               (1) such compliance is required or imposed by law as a precondition to exemption from all or a part of the tax, duty, assessment or other governmental charge; and

               (2) at least 30 days prior to the first interest payment date with respect to which this clause (c) will apply, the Parent or the Subsidiary Issuer has notified the holders that they will be required to comply with this requirement.

         (d) to a holder that does not deal at arm's length (as contemplated by the Income Tax Act (Canada)) with the Subsidiary Issuer.

     No Additional Amounts will be paid to a holder that is a depositary or its nominee, a fiduciary or a partnership or other than the sole beneficial owner of the payment to the extent that a beneficiary or settlor with respect to the fiduciary or a member of the partnership or beneficial owner would not have been entitled to receive payment of the Additional Amounts had the beneficiary, settlor, member or beneficial owner been the holder of the Subsidiary Note.

     All references to principal of and interest on the Notes shall include any Additional Amounts payable by the Subsidiary Issuer or the Parent under the Parent Guarantee.

EFFECTIVENESS OF COVENANTS

     The covenants described under "-- Limitation on Indebtedness," "-- Limitation on Restricted Payments," "-- Limitation on Restrictions on Distributions from Restricted Subsidiaries," "-- Limitation on Sales of Assets and Subsidiary Stock," "-- Limitation on Sale of Capital Stock of Restricted Subsidiaries," "-- Limitation on Affiliate Transactions," "-- Limitation on Lines of Business" and clause (3) under "Merger and Consolidation" (collectively, the "Suspended Covenants"), will no longer be in effect upon (a) both the Parent Notes and the Subsidiary Notes having an Investment Grade Rating from both S&P and Moody's and (b) no Default or Event of Default having occurred and continuing under the Indenture. In the event that the Parent, the Subsidiary Issuer and the Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the preceding sentence and, subsequently, one or both of the rating agencies named above withdraws its ratings or downgrades the rating assigned to the Notes below the required Investment Grade Ratings or a Default or Event of Default occurs and is continuing, then the Parent, the Subsidiary Issuer and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants and compliance with the Suspended Covenants, unless and until the conditions set forth in the previous sentence are again satisfied. Notwithstanding that the Suspended Covenants may be reinstated, no default will be deemed to have occurred as a result of failure to comply with the Suspended Covenants during such suspension. Compliance with the Suspended Covenants with respect to Restricted Payments made after the time of such withdrawal, downgrade, Default or Event of Default will be calculated in accordance with the terms of the covenant described below under "-- Limitation on Restricted Payments" as though such covenant had been in effect during the entire period of time from the date the Notes are issued.

CERTAIN COVENANTS

LIMITATION ON INDEBTEDNESS

     The Parent will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (including Acquired Indebtedness); provided, however, that the Parent and any Subsidiary Guarantor may Incur Indebtedness if on the date thereof:

         (1) the Consolidated Coverage Ratio for the Parent and its Restricted Subsidiaries is at least 2.50 to 1.00; and

         (2) no Default or Event of Default will have occurred or be continuing or would occur as a consequence of Incurring the Indebtedness or transactions relating to such Incurrence.

     The first paragraph of this covenant will not prohibit the Incurrence of the following Indebtedness:

         (1) Indebtedness of the Parent and its Restricted Subsidiaries Incurred pursuant to the Credit Facilities, so long as the aggregate amount of all Indebtedness Incurred under this clause (1) that is at any time outstanding does not exceed the greater of (x) U.S.$360 million and (y) U.S.$100 million plus 20% of ACNTA, in each case, as of the date of such Incurrence;

         (2) Indebtedness of the Parent owing to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by the Parent or any Restricted Subsidiary; provided, however,

               (a) if the Parent is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes; and

              (b) (i) any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being beneficially held by a Person other than the Parent or a Restricted Subsidiary of the Parent; and

                  (ii) any sale or other transfer of any such Indebtedness to a
              Person other than the Parent or a Restricted Subsidiary of the Parent shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Parent or such Subsidiary, as the case may be.

         (3) Indebtedness represented by (a) the Notes issued on the Issue Date,
     (b) any Indebtedness (other than the Indebtedness described in clauses (1), (2) and (5)) outstanding on the Issue Date and (c) any Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (3) or clause (4) or Incurred pursuant to the first paragraph of this covenant;

         (4) Indebtedness of a Restricted Subsidiary Incurred and outstanding on the date on which such Restricted Subsidiary was acquired by the Parent (other than Indebtedness Incurred (a) to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by the Parent or (b) otherwise in connection with, or in contemplation of, such acquisition); provided, however, that at the time such Restricted Subsidiary is acquired by the Parent (i) the Parent would have been able to Incur U.S.$1.00 of additional Indebtedness pursuant to the first paragraph of this covenant after giving effect to the Incurrence of such Indebtedness pursuant to this clause (4) and (ii) such Restricted Subsidiary (unless it is a Foreign Subsidiary) shall execute and deliver a supplemental indenture to the Indenture providing for a Subsidiary Guarantee of such Subsidiary Issuer; and

         (5) in addition to the items referred to in clauses (1) through (4) above, Indebtedness of the Parent and its Restricted Subsidiaries (including Indebtedness of a Restricted Subsidiary Incurred and outstanding on the date such Restricted Subsidiary was acquired by the Parent) in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause
     (5) and then outstanding, will not exceed U.S.$50 million at any time outstanding.

     The Parent will not Incur any Indebtedness under the preceding paragraph if the proceeds thereof are used, directly or indirectly, to refinance any Subordinated Obligations of the Parent unless such Indebtedness will be subordinated to the Notes to at least the same extent as such Subordinated Obligations. No Restricted Subsidiary may Incur any Indebtedness if the proceeds are used to refinance Indebtedness of the Parent.

     For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this covenant:

         (1) in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in the first and second paragraphs of this covenant, the Parent, in its sole discretion, will classify such item of Indebtedness on the date of Incurrence, and thereafter may reclassify such item of Indebtedness, and only be required to include the amount and type of such Indebtedness in one of such clauses;

         (2) all Indebtedness outstanding on the date of the Indenture under the Credit Facilities shall be deemed initially Incurred on the Issue Date under clause (1) of the second paragraph of this covenant and not the first paragraph or clause (3) of the second paragraph of this covenant;

         (3) Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

         (4) if obligations in respect of letters of credit are Incurred pursuant to the Credit Facility and are being treated as Incurred pursuant to clause (1) of the second paragraph above and the letters of credit relate to other Indebtedness, then such other Indebtedness shall not be included;

         (5) the principal amount of any Disqualified Stock of the Parent or a Restricted Subsidiary will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

         (6) Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness; and

         (7) the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP.

     Accrual of interest, accrual of dividends, the accretion of accreted value, the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (ii) the principal amount or liquidation preference thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

     In addition, the Parent will not permit any of its Unrestricted Subsidiaries to Incur any Indebtedness or issue any shares of Disqualified Stock, other than Non-Recourse Debt. If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, the Parent will require such Subsidiary to provide a Subsidiary Guarantee, and any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary of the Parent as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under this "Limitation on Indebtedness" covenant, the Parent shall be in Default of this covenant).

     For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-dominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-dominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Parent may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

LIMITATION ON RESTRICTED PAYMENTS

     The Parent will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

         (1) declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving the Parent or any of its Restricted Subsidiaries) except:

               (a) dividends or distributions payable in Capital Stock of the Parent (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock of the Parent; and

               (b) dividends or distributions payable to the Parent or a Restricted Subsidiary of the Parent (and if such Restricted Subsidiary is not a Wholly-Owned Subsidiary, to its other holders of common Capital Stock on a pro rata basis);

         (2) purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Parent or any direct or indirect parent of the Parent held by Persons other than the Parent or a Restricted Subsidiary of the Parent (other than in exchange for Capital Stock of the Parent (other than Disqualified Stock));

         (3) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations of the Parent or the Subsidiary Issuer (other than the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement); or

         (4) make any Restricted Investment in any Person;

(any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment referred to in clauses
(1) through (4) shall be referred to herein as a "Restricted Payment"), if at the time the Parent or such Restricted Subsidiary makes such Restricted Payment:

         (a) a Default shall have occurred and be continuing (or would result therefrom); or

         (b) the Parent is not able to Incur an additional U.S.$1.00 of Indebtedness pursuant to the first paragraph under the "Limitation on Indebtedness" covenant after giving effect, on a pro forma basis, to such Restricted Payment; or

         (c) the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made subsequent to the Issue Date would exceed the sum of:

               (i) 50% of Consolidated Net Income for the period (treated as one accounting period) from the Issue Date beginning as of the first fiscal quarter commencing after the date of the Indenture to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which financial statements are in existence (or, in case such Consolidated Net Income is a deficit, minus 100% of such deficit);

               (ii) 100% of the aggregate Net Cash Proceeds received by the Parent from the issue or sale of its Capital Stock (other than Disqualified Stock) or other capital contributions subsequent to the Issue Date (other than Net Cash Proceeds received from an issuance or sale of such Capital Stock to a Subsidiary of the Parent or an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by the Parent or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination);

               (iii) the amount by which Indebtedness of the Parent or its Restricted Subsidiaries is reduced on the Parent's balance sheet upon the conversion or exchange (other than by a Subsidiary of the Parent) subsequent to the Issue Date of any Indebtedness of the Parent or its Restricted Subsidiaries convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Parent (less the amount of any cash, or the fair market value of any other property, distributed by the Parent upon such conversion or exchange); and

               (iv) the amount equal to the net reduction in Restricted Investments made by the Parent or any of its Restricted Subsidiaries in any Person resulting from:

                    (A) repurchases or redemptions of such Restricted
              Investments by such Person, proceeds realized upon the sale of such Restricted Investment to an unaffiliated purchaser, repayments of loans or advances or other transfers of assets (including by way of dividend or distribution) by such Person to the Parent or any Restricted Subsidiary of the Parent; or

                    (B) the redesignation of Unrestricted Subsidiaries as
              Restricted Subsidiaries (valued in each case as provided in the definition of "Investment") not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Parent or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount in each case under this clause (iv) was included in the calculation of the amount of Restricted Payments; provided, however, that no amount will be included under this clause (iv) to the extent it is already included in Consolidated Net Income.

     The provisions of the preceding paragraph will not prohibit:

         (1) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Capital Stock, Disqualified Stock or Subordinated Obligations of the Parent or the Subsidiary Issuer made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Parent (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by the Parent or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination); provided, however, that (a) such purchase, repurchase, redemption, defeasance, acquisition or retirement will be excluded in subsequent calculations of the amount of Restricted Payments and (b) the Net Cash Proceeds from such sale of Capital Stock will be excluded from clause
     (c)(ii) of the preceding paragraph; and provided, further, that for purposes of this clause (1), any sale made within 30 days of such purchase, repurchase, redemption, defeasance or other acquisition or retirement, shall be deemed to be a "substantially current sale;"

         (2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Parent or the Subsidiary Issuer made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations of the Parent or the Subsidiary Issuer that, in each case, is permitted to be Incurred pursuant to the covenant described under "Limitation on Indebtedness" and that in each case constitutes Refinancing Indebtedness; provided, however, that such purchase, repurchase, redemption, defeasance, acquisition or retirement will be excluded in subsequent calculations of the amount of Restricted Payments;

         (3) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Disqualified Stock of the Parent or a Restricted Subsidiary made by exchange for or out of the proceeds of the substantially concurrent sale of Disqualified Stock of the Parent or such Restricted Subsidiary, as the case may be, that, in each case, is permitted to be Incurred pursuant to the covenant described under "Limitation on Indebtedness" and that in each case constitutes Refinancing Indebtedness; provided, however, that such purchase, repurchase, redemption, defeasance, acquisition or retirement will be excluded in subsequent calculations of the amount of Restricted Payments;

         (4) so long as no Default or Event of Default has occurred and is continuing, any purchase or redemption of Subordinated Obligations from Net Available Cash to the extent permitted under "-- Limitation on Sales of Assets and Subsidiary Stock" below; provided, however, that such purchase or redemption will be excluded in subsequent calculations of the amount of Restricted Payments;

         (5) dividends paid within 60 days after the date of declaration if at such date of declaration such dividend would have complied with this provision; provided, however, that such dividends will be included in subsequent calculations of the amount of Restricted Payments;

         (6) so long as no Default or Event of Default has occurred and is continuing,

               (a) the purchase, redemption or other acquisition, cancellation or retirement for value of Capital Stock, or options, warrants, equity appreciation rights or other rights to purchase or acquire Capital Stock of the Parent or any Restricted Subsidiary of the Parent or any parent of the Parent held by any existing or former employees or management of the Parent or any Subsidiary of the Parent or their assigns, estates or heirs, in each case in connection with the repurchase provisions under employee stock option or stock purchase agreements or other agreements to compensate management employees; provided that such redemptions or repurchases pursuant to this clause will not exceed U.S.$2 million in the aggregate during any calendar year (with 50% of the unused amounts in any calendar year being carried over to succeeding calendar years); provided, further, however, that such amount in any calendar year may be increased by an amount not to exceed (A) the cash proceeds received by the Company from the sale of Capital Stock of the Company to members of management or directors of the Company and its Restricted Subsidiaries that occurs after the Issue Date (to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of the preceding paragraph (c)), plus (B) up to U.S.$2 million of any cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the Issue Date, less (C) the amount of any Restricted Payments made pursuant to clauses (A) and (B) of this clause (6)(a); provided, further, however, that the amount of any such repurchase or redemption will be included in subsequent calculations of the amount of Restricted Payments; and

               (b) loans or advances to employees of the Parent or employees or directors of any Subsidiary of the Parent, in each case as permitted by the Section 402 of the Sarbanes-Oxley Act of 2002, the proceeds of which are used to purchase Capital Stock of the Parent, in an aggregate amount not in excess of U.S.$2 million at any one time outstanding; provided, however, that the amount of such loans and advances will be included in subsequent calculations of the amount of Restricted Payments;

         (7) so long as no Default or Event of Default has occurred and is continuing, the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Parent issued in accordance with the terms of the Indenture to the extent such dividends are included in the definition of "Consolidated Interest Expense;" provided that the payment of such dividends will be excluded from subsequent calculations of the amount of Restricted Payments;

         (8) repurchases of Capital Stock deemed to occur upon the exercise of stock options, warrants or other convertible securities if such Capital Stock represents a portion of the exercise price thereof; provided, however, that such repurchases will be excluded from subsequent calculations of the amount of Restricted Payments;

         (9) the payment of reasonable and customary directors' fees to the members of the Board of Directors of the Parent; provided that such fees are consistent with past practice or current requirements;

         (10) the purchase by the Parent of fractional shares arising out of stock dividends, splits or combinations or business combinations; and

         (11) Restricted Payments in an amount not to exceed U.S.$25 million; provided that the amount of such Restricted Payments will be included in subsequent calculations of the amount of Restricted Payments.

     The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by the Parent or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any cash Restricted Payment shall be its face amount and any non-cash Restricted Payment shall be determined conclusively by the Board of Directors of the Parent acting in good faith whose resolution with respect thereto shall be delivered to the Trustee, such determination to be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such fair market value is estimated in good faith by the Board of Directors of the Parent to exceed U.S.$25 million. Not later than the date of making any Restricted Payment, the Parent shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

LIMITATION ON LAYERING

     The Parent will not Incur any Indebtedness if such Indebtedness is subordinate or junior in ranking in any respect to any Senior Indebtedness of the Parent unless such Indebtedness is Senior Subordinated Indebtedness of the Parent or is contractually subordinated in right of payment to Senior Subordinated Indebtedness of the Parent. Unsecured Indebtedness of the Parent is not deemed to be subordinate or junior to secured Indebtedness of the Parent merely because it is unsecured.

     The Subsidiary Issuer will not Incur any Indebtedness if such Indebtedness is subordinate or junior in ranking in any respect to any Senior Indebtedness of the Subsidiary Issuer unless such Indebtedness is Senior Subordinated Indebtedness of the Subsidiary Issuer or is contractually subordinated in right of payment to Senior Subordinated Indebtedness of the Subsidiary Issuer. Unsecured Indebtedness of the Subsidiary Issuer is not deemed to be subordinate or junior to secured Indebtedness of the Subsidiary Issuer merely because it is unsecured.

LIMITATION ON LIENS

     The Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien (other than Permitted Liens) upon any of its property or assets (including Capital Stock of Restricted Subsidiaries of the Parent), whether owned on the date of the Indenture or acquired after that date, which Lien is securing any Senior Subordinated Indebtedness of the Parent or any Restricted Subsidiary or Subordinated Obligations of the Parent or any Restricted Subsidiary, unless contemporaneously with the Incurrence of such Liens effective provision is made to secure the Indebtedness due under the Indenture and the Notes, equally and ratably with (or prior to in the case of Liens with respect to Subordinated Obligations of the Parent or the Subsidiary Issuer) the Indebtedness secured by such Lien for so long as such Indebtedness is so secured.

LIMITATION ON RESTRICTIONS ON DISTRIBUTIONS FROM RESTRICTED SUBSIDIARIES

     The Parent will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

         (1) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to the Parent or any Restricted Subsidiary (it being understood that the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Common Stock shall not be deemed a restriction on the ability to make distributions on Capital Stock);

         (2) make any loans or advances to the Parent or any Restricted Subsidiary (it being understood that the subordination of loans or advances made to the Parent or any Restricted Subsidiary to other Indebtedness Incurred by the Parent or any Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances); or

         (3) transfer any of its property or assets to the Parent or any Restricted Subsidiary.

     The preceding provisions will not prohibit:

         (a) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the date of the Indenture, including, without limitation, the Indenture and the Credit Facility in effect on such date;

         (b) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Capital Stock or Indebtedness Incurred by a Restricted Subsidiary on or before the date on which such Restricted Subsidiary was acquired by the Parent (other than Capital Stock or Indebtedness Incurred as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Parent or in contemplation of the transaction) and outstanding on such date;

         (c) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement effecting a refunding, replacement or refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (a) or (b) of this paragraph or this clause (c) or contained in any amendment to an agreement referred to in clause (a) or (b) of this paragraph or this clause (c); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement are no less favorable in any material respect to the holders of the Units than the encumbrances and restrictions contained in such agreements referred to in clauses (a) or (b) of this paragraph on the Issue Date or the date such Restricted Subsidiary became a Restricted Subsidiary, whichever is applicable;

         (d) in the case of clause (3) of the first paragraph of this covenant, any encumbrance or restriction:

               (i) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, farm-in agreement or farm-out agreement, license or similar contract, or the assignment or transfer of any such lease, license or other contract;

               (ii) contained in mortgages, pledges or other security agreements permitted under the Indenture securing Indebtedness of the Parent or a Restricted Subsidiary to the extent such encumbrances or restrictions restrict the transfer of the property subject to such mortgages, pledges or other security agreements;

               (iii) pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Parent or any Restricted Subsidiary; or

               (iv) with respect to the disposition or distribution of assets or property in operating agreements, joint venture agreements, development agreements, area of mutual interest agreements and other agreements that are customary in the Oil and Gas Business and entered into in the ordinary course of business;

         (e) (i) purchase money obligations for property acquired in the ordinary course of business and (ii) Capitalized Lease Obligations permitted under the Indenture, in each case, that impose encumbrances or restrictions of the nature described in clause (3) of the first paragraph of this covenant on the property so acquired;

         (f) any restriction with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition;

         (g) customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

         (h) net worth provisions in leases and other agreements entered into by the Parent or any Restricted Subsidiary in the ordinary course of business; and

         (i) encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation or order.

LIMITATION ON SALES OF ASSETS AND SUBSIDIARY STOCK

     The Parent will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Disposition unless:

         (1) the Parent or such Restricted Subsidiary, as the case may be, receives consideration at least equal to the fair market value (such fair market value to be determined on the date of contractually agreeing to such Asset Disposition), as determined in good faith by the Board of Directors in the case of an Asset Disposition for consideration exceeding U.S.$20 million (including as to the value of all non-cash consideration), of the shares and assets subject to such Asset Disposition;

         (2) at least 75% of the consideration from such Asset Disposition received by the Parent or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; and

         (3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Parent or such Restricted Subsidiary, as the case may be:

               (a) first, to the extent the Parent or any Restricted Subsidiary, as the case may be, elects (or is required by the terms of any Senior Indebtedness), to prepay, repay or purchase Senior Indebtedness or Indebtedness of a Restricted Subsidiary (in each case other than Indebtedness owed to the Parent or an Affiliate of the Parent) within 365 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; provided, however, that, in connection with any prepayment, repayment or purchase of Indebtedness pursuant to this clause (a), the Parent or such Restricted Subsidiary will retire such Indebtedness and will cause the related commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased; and

               (b) second, to the extent of the balance of such Net Available Cash after application in accordance with clause (a), to the extent the Parent or such Restricted Subsidiary elects, to invest in Additional Assets within 365 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

     provided that pending the final application of any such Net Available Cash in accordance with clause (a) or clause (b) above, the Parent and its Restricted Subsidiaries may temporarily reduce Indebtedness or otherwise invest such Net Available Cash in any manner not prohibited by the Indenture.

     Any Net Available Cash from Asset Dispositions that are not applied or invested as provided in the preceding paragraph will be deemed to constitute "Excess Proceeds." On the 366th day after an Asset Disposition, if the aggregate amount of Excess Proceeds exceeds U.S.$10 million, the Parent and the Subsidiary Issuer will be required to make an offer ("Asset Disposition Offer") to all holders of Units, and to the extent required by the terms of other Senior Subordinated Indebtedness, to all holders of other Senior Subordinated Indebtedness outstanding with similar provisions requiring the Parent and the Subsidiary Issuer to make an offer to purchase such Senior Subordinated Indebtedness with the proceeds from any Asset Disposition ("Pari Passu Notes"), to purchase the maximum principal amount of Units and any such Pari Passu Notes to which the Asset Disposition Offer applies that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount of the Notes, as Units, and Pari Passu Notes plus accrued and unpaid interest to the date of purchase, in accordance with the procedures set forth in the Indenture or the agreements governing the Pari Passu Notes, as applicable, in each case in integral multiples of U.S.$1,000. To the extent that the aggregate amount of Notes comprising Units and Pari Passu Notes so validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, the Parent or the Subsidiary Issuer may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount of Notes comprising Units surrendered by holders thereof and other Pari Passu Notes surrendered by holders or lenders, collectively, exceeds the amount of Excess Proceeds, the Trustee shall select the Units, and Pari Passu Notes to be purchased on a pro rata basis on the basis of the aggregate principal amount of tendered Units and Pari Passu Notes. Upon completion of such Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.

     The Asset Disposition Offer will remain open for a period of 20 Business Days following its commencement, except to the extent that a longer period is required by applicable law (the "Asset Disposition Offer Period"). No later than five Business Days after the termination of the Asset Disposition Offer Period (the "Asset Disposition Purchase Date"), the Parent and the Subsidiary Issuer will purchase the principal amount of Units and Pari Passu Notes required to be purchased pursuant to this covenant (the "Asset Disposition Offer Amount") or, if less than the Asset Disposition Offer Amount has been so validly tendered, all Units and Pari Passu Notes validly tendered in response to the Asset Disposition Offer.

     If the Asset Disposition Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to holders who tender Units pursuant to the Asset Disposition Offer.

     On or before the Asset Disposition Purchase Date, the Parent and the Subsidiary Issuer will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Disposition Offer Amount of Units, and Pari Passu Notes or portions of Pari Passu Notes so validly tendered and not properly withdrawn pursuant to the Asset Disposition Offer, or if less than the Asset Disposition Offer Amount has been validly tendered and not properly withdrawn, all Units and Pari Passu Notes so validly tendered and not properly withdrawn, in each case in integral multiples of U.S.$1,000. The Parent and the Subsidiary Issuer will deliver to the Trustee an Officers' Certificate stating that the Units were accepted for payment by the Parent and the Subsidiary Issuer in accordance with the terms of this covenant and, in addition, the Parent and the Subsidiary Issuer will deliver all certificates and notes required, if any, by the agreements governing the Pari Passu Notes. The Parent, the Subsidiary Issuer or the Paying Agent, as the case may be, will promptly (but in any case not later than five Business Days after termination of the Asset Disposition Offer Period) mail or deliver to each tendering holder of Units or holder or lender of Pari Passu Notes, as the case may be, an amount equal to the purchase price of the Notes comprising the Units or Pari Passu Notes so validly tendered and not properly withdrawn by such holder or lender, as the case may be, and accepted by the Parent and the Subsidiary Issuer for purchase, and the Parent and the Subsidiary Issuer will promptly issue new Notes comprising a new Unit, and the Trustee, upon delivery of an Officers' Certificate from the Parent will authenticate and mail or deliver such new Units to such holder, in a principal amount equal to any unpurchased portion of the Units surrendered; provided that each such new Unit will be in a principal amount of U.S.$1,000 or an integral multiple of U.S.$1,000. In addition, the Parent and the Subsidiary Issuer will take any and all other actions required by the agreements governing the Pari Passu Notes. Any Unit not so accepted will be promptly mailed or delivered by the Parent and the Subsidiary Issuer to the holder thereof. The Parent and the Subsidiary Issuer will publicly announce the results of the Asset Disposition Offer on the Asset Disposition Purchase Date.

     For the purposes of this covenant, the following will be deemed to be cash:

         (1) the assumption by the transferee of Indebtedness (other than Subordinated Obligations or Disqualified Stock) of the Parent or Indebtedness of a Restricted Subsidiary and the release of the Parent or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition (in which case the Parent will, without further action, be deemed to have applied such deemed cash to Indebtedness in accordance with clause (a) above); and

         (2) securities, notes or other obligations received by the Parent or any Restricted Subsidiary of the Parent from the transferee that are converted by the Parent or such Restricted Subsidiary into cash within 60 days.

     The Parent will not, and will not permit any Restricted Subsidiary to, engage in any Asset Swaps, unless:

         (1) in the event such Asset Swap involves the transfer by the Parent or any Restricted Subsidiary of assets having an aggregate fair market value, as determined by the Board of Directors of the Parent in good faith, in excess of U.S.$10 million, the terms of such Asset Swap have been approved by a majority of the members of the Board of Directors of the Parent; and

         (2) in the event such Asset Swap involves the transfer by the Parent or any Restricted Subsidiary of assets having an aggregate fair market value, as determined by the Board of Directors of the Parent in good faith, in excess of U.S.$25 million, the Parent has received a written opinion from an independent investment banking firm of nationally recognized standing that such Asset Swap is fair to the Parent or such Restricted Subsidiary, as the case may be, from a financial point of view.

     The Parent and the Subsidiary Issuer will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Units pursuant to the Indenture. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Parent and the Subsidiary Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Indenture by virtue of any conflict. The provisions under the Indenture relative to the Parent's and the Subsidiary Issuer's obligation to make an offer to repurchase the Units as a result of an Asset Disposition may be waived or modified with the written consent of the holders of a majority in principal amount of the Units.

LIMITATION ON AFFILIATE TRANSACTIONS

     The Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Parent (an "Affiliate Transaction") unless:

         (1) the terms of such Affiliate Transaction are no less favorable to the Parent or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction in arm's-length dealings with a Person who is not such an Affiliate;

         (2) in the event such Affiliate Transaction involves an aggregate consideration in excess of U.S.$5 million, an Officers' Certificate certifying that such Affiliate Transaction satisfies the criteria in clause
     (1) above shall have been delivered to the Trustee;

         (3) in the event such Affiliate Transaction involves an aggregate consideration in excess of U.S.$10 million, the terms of such transaction have been approved by a majority of the members of the Board of Directors of the Parent and by a majority of the members of such Board having no personal stake in such transaction, if any (and such majority or majorities, as the case may be, determines that such Affiliate Transaction satisfies the criteria in clause (1) above); and

         (4) in the event such Affiliate Transaction involves an aggregate consideration in excess of U.S.$25 million, the Parent has received a written opinion from an independent investment banking, accounting or appraisal firm of nationally recognized standing that such Affiliate Transaction is not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate.

     The preceding paragraph will not apply to:

         (1) any Restricted Payment or any Permitted Investment permitted to be made pursuant to the covenant described under "-- Limitation on Restricted Payments;"

         (2) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment agreements and other compensation arrangements, options to purchase Capital Stock of the Parent, restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits plans and/or indemnity provided on behalf of officers and employees approved by the Board of Directors;

         (3) loans or advances to employees, officers or directors in the ordinary course of business of the Parent or any of its Restricted Subsidiaries, in each case only as permitted by Section 402 of the Sarbanes Oxley Act of 2002, but in any event not to exceed U.S.$2 million in the aggregate outstanding at any one time with respect to all loans or advances made since the Issue Date;

         (4) any transaction between the Parent and a Restricted Subsidiary or between Restricted Subsidiaries and Guarantees issued by the Parent or a Restricted Subsidiary for the benefit of the Parent or a Restricted Subsidiary, as the case may be, in accordance with "-- Limitation on Indebtedness;"

         (5) the payment of reasonable and customary fees and compensation paid to, and indemnity provided on behalf of, officers and directors of the Parent or any Restricted Subsidiary of the Parent; and

         (6) the performance of obligations of the Parent or any of its Restricted Subsidiaries under the terms of any agreement to which the Parent or any of its Restricted Subsidiaries is a party as of or on the Issue Date and identified on a schedule to the Indenture on the Issue Date, as these agreements may be amended, modified, supplemented, extended or renewed from time to time; provided, however, that any future amendment, modification, supplement, extension or renewal entered into after the Issue Date will be permitted to the extent that its terms are not more disadvantageous to the holders of the Units than the terms of the agreements in effect on the Issue Date.

LIMITATION ON SALE OF CAPITAL STOCK OF RESTRICTED SUBSIDIARIES

     The Parent will not, and will not permit any Restricted Subsidiary of the Parent to, transfer, convey, sell, lease or otherwise dispose of any Voting Stock of any Restricted Subsidiary or to issue any of the Voting Stock of a Restricted Subsidiary (other than, if necessary, shares of its Voting Stock constituting directors' qualifying shares) to any Person except:

         (1) to the Parent or a Wholly-Owned Subsidiary; or

         (2) in compliance with the covenant described under "-- Limitation on Sales of Assets and Subsidiary Stock" and immediately after giving effect to such issuance or sale, such Restricted Subsidiary would continue to be a Restricted Subsidiary.

     Notwithstanding the preceding paragraph, the Parent may sell all the Voting Stock of a Restricted Subsidiary as long as the Parent complies with the terms of the covenant described under "-- Limitation on Sales of Assets and Subsidiary Stock."

SEC REPORTS

     Notwithstanding that the Parent may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, to the extent permitted by the Exchange Act, the Parent will file with the SEC, and make available to the Trustee and the registered holders of the Units, the annual reports and the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) that are specified in Sections 13 and 15(d) of the Exchange Act within the time periods specified therein. In the event that the Parent is not permitted to file such reports, documents and information with the SEC pursuant to the Exchange Act, the Parent will nevertheless make available such Exchange Act information to the Trustee and the holders of the Units as if the Parent were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act within the time periods specified therein.

MERGER AND CONSOLIDATION

     The Parent will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

         (1) the resulting, surviving or transferee Person (the "Successor Company") will be a corporation, partnership, trust or limited liability company organized and existing under the laws of the United States of America, any State of the United States or the District of Columbia and the Successor Company (if not the Parent) will expressly assume, by supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Parent under the Parent Notes, the Parent Guarantee and the Indenture;

         (2) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary of the Successor Company as a result of such transaction as having been Incurred by the Successor Company or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

         (3) immediately after giving effect to such transaction, the Successor Company would be able to Incur at least an additional U.S.$1.00 of Indebtedness pursuant to the first paragraph under "-- Limitation on Indebtedness;" and

         (4) the Parent shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

     For purposes of this covenant, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Parent, which properties and assets, if held by the Parent instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Parent on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Parent.

     The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Parent under the Indenture.

     Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve "all or substantially all" of the property or assets of a Person.

     Notwithstanding the preceding clause (3), (x) any Restricted Subsidiary of the Parent may consolidate with, merge into or transfer all or part of its properties and assets to the Parent and (y) the Parent may merge with an Affiliate incorporated solely for the purpose of reincorporating the Parent in another jurisdiction to realize tax benefits; provided that, in the case of a Restricted

Subsidiary that merges into the Parent, the Parent will not be required to comply with the preceding clause (4).

     The Subsidiary Issuer will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person other than the Parent or any Restricted Subsidiary.

     The Subsidiary Issuer may consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to the Parent or any Restricted Subsidiary, if such Person will expressly assume, by supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Subsidiary Issuer under the Subsidiary Notes and the Indenture. Thereupon, the Subsidiary Issuer will be fully released from its obligations under the Subsidiary Notes and the Parent or such Restricted Subsidiary, as applicable, will succeed to, and be substituted for, and may exercise every right and power of, the Subsidiary Issuer under the Subsidiary Notes and the Indenture and, in the case of a transaction in which the Parent is such successor, the Parent Guarantee will be automatically released, without any further action.

FUTURE SUBSIDIARY GUARANTEES

     The Indenture will provide that the Parent will not permit any Restricted Subsidiary (other than a Foreign Subsidiary) to Guarantee the payment of any Indebtedness of the Parent or any other Subsidiary unless such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Subsidiary Guarantee of such Restricted Subsidiary pursuant to the Indenture.

     Notwithstanding the foregoing and the other provisions of the Indenture, in the event a Subsidiary Guarantor is sold or disposed of (whether by merger, consolidation, the sale of its Capital Stock or the sale of all or substantially all of its assets (other than by lease) and whether or not the Subsidiary Guarantor is the surviving corporation in such transaction) to a Person which is not the Parent or a Restricted Subsidiary, such Subsidiary Guarantor will be released from its obligations under its Subsidiary Guarantee if:

         (1) the sale or other disposition is in compliance with the Indenture, including the covenants "-- Limitation on Sales of Assets and Subsidiary Stock" and "-- Limitation on Sales of Capital Stock of Restricted Subsidiaries;" and

         (2) the Guarantee which required the creation of the Subsidiary Guarantee is released or discharged, except a discharge or release by or as a result of payment under such Guarantee.

     In addition, a Subsidiary Guarantor will be released from its obligations under the Indenture and the Subsidiary Guarantee if the Parent designates such Subsidiary as an Unrestricted Subsidiary in accordance with the Indenture.

LIMITATION ON LINES OF BUSINESS

     The Parent will not, and will not permit any Restricted Subsidiary to, engage in any business other than the Oil and Gas Business, except to such extent as would not be material in the opinion of the Board of Directors of the Parent (which opinion shall be reasonable and made in good faith) to the Parent and its Restricted Subsidiaries taken as a whole.

PAYMENTS FOR CONSENT

     None of the Parent, the Subsidiary Issuer or any of the Restricted Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fees or otherwise, to any holder of any Units for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or is paid to all holders of the Units that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or amendment.

EVENTS OF DEFAULT

     Each of the following is an Event of Default:

         (1) default in any payment of interest on any Note when due, continued for 30 days, whether or not such payment is prohibited by the provisions described under "Ranking and Subordination;"

         (2) default in the payment of principal of or premium, if any, on any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise, whether or not such payment is prohibited by the provisions described under "Ranking and Subordination;"

         (3) failure by the Parent or the Subsidiary Issuer to comply with its respective obligations under "Certain Covenants -- Merger and Consolidation" or failure by the Parent to comply with its obligations under "Parent Guarantee;"

         (4) failure by the Parent or the Subsidiary Issuer to comply for 30 days after notice with any of its respective obligations under the covenants described under "Change of Control" above or under the covenants described under "Certain Covenants" above (in each case, other than a failure to purchase Units which will constitute an Event of Default under clause (2) above and other than a failure to comply with "Certain Covenants -- Merger and Consolidation" which is covered by clause (3));

         (5) failure by the Parent to comply for 60 days after notice with its other agreements contained in the Indenture;

         (6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Parent or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Parent or any of its Restricted Subsidiaries), other than Indebtedness owed to the Parent or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default:

               (a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness ("payment default"); or

               (b) results in the acceleration of such Indebtedness prior to its maturity (the "cross acceleration provision");

     and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates U.S.$10 million or more;

         (7) certain events of bankruptcy, insolvency or similar events or proceedings of the Parent or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Parent and its Restricted Subsidiaries), would constitute a Significant Subsidiary (the "bankruptcy provisions"); or

         (8) failure by the Parent or any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Parent and its Restricted Subsidiaries), would constitute a Significant Subsidiary to pay final judgments aggregating in excess of U.S.$10 million (net of any amounts that a reputable and creditworthy insurance company has acknowledged liability for in writing), which judgments are not paid, discharged or stayed for a period of 60 days (the "judgment default provision").

However, a default under clauses (4) and (5) of this paragraph will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Units notify the Parent and the Subsidiary Issuer of the default and the Parent and the Subsidiary Issuer do not cure such default within the time specified in clauses (4) and (5) of this paragraph after receipt of such notice.

     If an Event of Default (other than an Event of Default described in clause
(7) above) occurs and is continuing, the Trustee by notice to the Parent and the Subsidiary Issuer, or the holders of at least 25% in principal amount of the outstanding Units by notice to the Parent, the Subsidiary Issuer and the Trustee, may, and the Trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the Notes to be due and payable. Upon such a declaration, such principal, premium and accrued and unpaid interest will be due and payable immediately. In the event of a declaration of acceleration of the Units because an Event of Default described in clause (6) under "Events of Default" has occurred and is continuing, the declaration of acceleration of the Units shall be automatically annulled if the event of default or payment default triggering such Event of Default pursuant to clause (6) shall be remedied or cured by the Parent or a Restricted Subsidiary of the Parent or waived by the holders of the relevant Indebtedness within 20 days after the declaration of acceleration with respect thereto and if (1) the annulment of the acceleration of the Units would not conflict with any judgment or decree of a court of competent jurisdiction and
(2) all existing Events of Default, except nonpayment of principal, premium or interest on the Notes that became due solely because of the acceleration of the Units, have been cured or waived. If an Event of Default described in clause (7) above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders. The holders of a majority in principal amount of the outstanding Units may waive all past defaults (except with respect to nonpayment of principal, premium or interest) and rescind any such acceleration with respect to the Units and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived.

     Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder may pursue any remedy with respect to the Indenture or the Units unless:

         (1) such holder has previously given the Trustee notice that an Event of Default is continuing;

         (2) holders of at least 25% in principal amount of the outstanding Units have requested the Trustee to pursue the remedy;

         (3) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

         (4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

         (5) the holders of a majority in principal amount of the outstanding Units have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

     Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Units are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Indenture provides that in the event an Event of Default has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

     The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium, if any, or interest on any Note, the Trustee may withhold notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interests of the holders. In addition, the Parent is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Parent also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain Defaults, their status and what action the Parent and the Subsidiary Issuer are taking or propose to take in respect thereof.

AMENDMENTS AND WAIVERS

     Subject to certain exceptions, the Indenture and the Notes, as Units, may be amended or supplemented by the joint election of the Parent and the Subsidiary Issuer with the consent of the holders of a majority in principal amount of the Units then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Units) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Units then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Units). However, without the consent of each holder of an outstanding Note affected, no amendment may, among other things:

         (1) reduce the amount of Units whose holders must consent to an amendment;

         (2) reduce the stated rate of or extend the stated time for payment of interest on any Note;

         (3) reduce the principal of or extend the Stated Maturity of any Note;

         (4) reduce the premium payable upon the redemption or repurchase of any Note or change the time at which any Note may be redeemed or repurchased as described above under "Optional Redemption," "Change of Control," "Certain Covenants -- Limitation on Sales of Assets and Subsidiary Stock" or any similar provision, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

         (5) make any Note payable in money other than that stated in the Note;

         (6) impair the right of any holder to receive payment of, premium, if any, principal of and interest on such holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's Notes;

         (7) make any change in the amendment provisions which require each holder's consent or in the waiver provisions; or

         (8) make any change to the subordination provisions of the Indenture that adversely affects the rights of any holder of Units.

     Notwithstanding the foregoing, without the consent of any holder, the Parent, the Subsidiary Issuer and the Trustee may amend the Indenture and the Notes, as Units, to:

         (1) cure any ambiguity, omission, defect or inconsistency;

         (2) provide for the assumption by a successor corporation, partnership, trust or limited liability company of the obligations of the Parent or the Subsidiary Issuer under the Indenture;

         (3) provide for uncertificated Units in addition to or in place of certificated Units (provided that the uncertificated Units are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Units are described in Section 163(f)(2)(B) of the Code);

         (4) add Guarantees with respect to the Notes; provided, however, that the designation is in accord with the applicable provisions of the Indenture;

         (5) secure the Notes;

         (6) add to the covenants of the Parent or the Subsidiary Issuer for the benefit of the holders or surrender any right or power conferred upon the Parent or the Subsidiary Issuer;

         (7) make any change that does not adversely affect the rights of any holder; or

         (8) comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

         (9) provide for the issuance of exchange securities which shall have terms substantially identical in all respects to the Units (except that the transfer restrictions contained in the Units shall be modified or eliminated as appropriate) and which shall be treated, together with any outstanding Units, as a single class of securities;

         (10) make any change in the subordination provisions of the Indenture that would limit or terminate the benefits available to any holder of Senior Indebtedness of the Parent or the Subsidiary Issuer (or any Representative thereof) under such subordination provisions;

         (11) provide for the assumption by the Parent of the obligations of Subsidiary Issuer under the Subsidiary Notes and the related release of the Subsidiary of the Subsidiary Issuer from its obligations thereunder; or

         (12) provide for the release of the Parent Guarantee in accordance with the Indenture.

However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Indebtedness of the Parent or the Subsidiary Issuer then outstanding unless the holders of such Senior Indebtedness (or any group or representative thereof authorized to give a consent) consent to such change. In addition, any amendment to the subordination provisions of the Indenture that adversely affects the rights of any holder of the Parent Notes or the Subsidiary Notes will require the consent of the holders of at least 66 2/3% in aggregate principal amount of the Parent Notes or Subsidiary Notes, respectively, then outstanding.

     The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. A consent to any amendment or waiver under the Indenture by any holder of Units given in connection with a tender of such holder's Units will not be rendered invalid by such tender. After an amendment under the Indenture becomes effective, the Parent is required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice will not impair or affect the validity of the amendment.

DEFEASANCE

     The Parent or the Subsidiary Issuer at any time may terminate all its obligations under the Notes, the Units and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Units, to replace mutilated, destroyed, lost or stolen Units and to maintain a registrar and paying agent in respect of the Units.

     The Parent and the Subsidiary Issuer, as applicable, at any time may terminate their respective obligations under covenants described under "Parent Guarantee," "Change of Control," "Certain Covenants" (other than "Merger and Consolidation"), the operation of the cross-default upon a payment default, cross acceleration provisions, the bankruptcy provisions with respect to Significant Subsidiaries, the judgment default provision and the limitation contained in clause (3) under "Certain Covenants -- Merger and Consolidation" above ("covenant defeasance").

     The Parent or the Subsidiary Issuer may exercise the Parent's or the Subsidiary Issuer's legal defeasance option notwithstanding the Parent's prior exercise of its covenant defeasance option. If the Parent or the Subsidiary Issuer exercises its legal defeasance option, payment of the Units may not be accelerated because of an Event of Default with respect to the Units. If the Parent and the Subsidiary Issuer exercise their covenant defeasance option, payment of the Units may not be accelerated because of an Event of Default specified in clause (3) (with respect to the Parent's obligations under "Parent Guarantee" only), (4), (5), (6), (7) (with respect only to Significant Subsidiaries) or (8) under "Events of Default" above or because of the failure of the Parent to comply with clause (3) under "Certain Covenants -- Merger and Consolidation" above.

     In order to exercise either defeasance option, the Parent or the Subsidiary Issuer must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal, premium, if any, and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel (subject to customary exceptions and exclusions) to the effect that holders of the Units will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

     No director, officer, employee, incorporator or stockholder of the Parent or the Subsidiary Issuer as such, shall have any liability for any obligations of the Parent or the Subsidiary Issuer under the Notes, the Units or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder by accepting a Unit waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Units. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

CONCERNING THE TRUSTEE

     U.S. Bank is the Trustee under the Indenture and has been appointed by the Parent and the Subsidiary Issuer as Registrar and Paying Agent with regard to the Notes and the Units.

GOVERNING LAW

     The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

CERTAIN DEFINITIONS

     "ACNTA" means (without duplication), as of the date of determination:

         (a) the sum of:

               (1) discounted future net revenue from proved crude oil and natural gas reserves of the Parent and its Restricted Subsidiaries calculated in accordance with SEC guidelines before any state or federal income taxes, as estimated in a reserve report prepared as of the end of the Parent's most recently completed fiscal year, which reserve report is prepared or reviewed by independent petroleum engineers, as increased by, as of the date of determination, the discounted future net revenue of

                    (A) estimated proved crude oil and natural gas reserves of the Parent and its Restricted Subsidiaries attributable to acquisitions consummated since the date of such year-end reserve report, and

                    (B) estimated crude oil and natural gas reserves of the
              Parent and its Restricted Subsidiaries attributable to extensions, discoveries and other additions and upward determinations of estimates of proved crude oil and natural gas reserves (including previously estimated development costs incurred during the period and the accretion of discount since the prior year end) due to exploration, development or exploitation, production or other activities which reserves were not reflected in such year-end reserve report, in each case calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve report), and decreased by, as of the date of determination, the discounted future net revenue attributable to

                    (C) estimated proved crude oil and natural gas reserves of the Parent and its Restricted Subsidiaries reflected in such year-end reserve report produced or disposed of since the date of such year-end reserve report and

                    (D) reductions in the estimated oil and gas reserves of the
              Parent and its Restricted Subsidiaries reflected in such year-end reserve report since the date of such year-end reserve report attributable to downward determinations of estimates of proved crude oil and natural gas reserves due to exploration, development or exploitation, production or other activities conducted or otherwise occurring since the date of such year-end reserve report, in each case calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve report); provided, however, that, in the case of each of the determinations made pursuant to clauses (A) through (D), such increases and decreases shall be as estimated by the Parent's engineers;

               (2) the capitalized costs that are attributable to crude oil and natural gas properties of the Parent and its Restricted Subsidiaries to which no proved crude oil and natural gas reserves are attributed, based on the Parent's books and records as of a date no earlier than the date of the Parent's latest annual or quarterly financial statements;

         (3) the Net Working Capital on a date no earlier than the date of the Parent's latest annual or quarterly financial statements; and

         (4) the greater of (I) the net book value on a date no earlier than the date of the Parent's latest annual or quarterly financial statements; and
     (II) the appraised value, as estimated by independent appraisers, of other tangible assets of the Parent and its Restricted Subsidiaries as of a date no earlier than the date of the Parent's latest audited financial statements (provided that the Parent shall not be required to obtain such an appraisal of such assets if no such appraisal has been performed); minus

               (b) to the extent not otherwise taken into account in the immediately preceding clause (a), the sum of:

                    (1) minority interests;

                    (2) any net gas balancing liabilities of the Parent and its
              Restricted Subsidiaries reflected in the Parent's latest audited financial statements;

                    (3) the discounted future net revenue, calculated in
              accordance with SEC guidelines (utilizing the same prices utilized in the Parent's year-end reserve report), attributable to reserves subject to participation interests, overriding royalty interests or other interests of third parties, pursuant to participation, partnership, vendor financing or other agreements then in effect, or which otherwise are required to be delivered to third parties;

                    (4) the discounted future net revenue, calculated in
              accordance with SEC guidelines (utilizing the same prices utilized in the Parent's year-end reserve report), attributable to reserves that are required to be delivered to third parties to fully satisfy the obligations of the Parent and its Restricted Subsidiaries with respect to volumetric Production Payments on the schedules specified with respect thereto; and

                    (5) the discounted future net revenue, calculated in
              accordance with SEC guidelines, attributable to reserves subject to dollar-denominated Production Payments that, based on the estimates of production included in determining the discounted future net revenue specified in the immediately preceding clause
              (a)(1) (utilizing the same prices utilized in the Parent's year-end reserve report), would be necessary to satisfy fully the obligations of the Parent and its Restricted Subsidiaries with respect to dollar-denominated Production Payments on the schedules specified with respect thereto.

     "Acquired Indebtedness" means Indebtedness (i) of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary or
(ii) assumed in connection with the acquisition of assets from such Person, in each case whether or not Incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Parent or such acquisition. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (i) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (ii) of the preceding sentence, on the date of consummation of such acquisition of assets.

     "Additional Assets" means:

         (1) any property or assets (other than Indebtedness and Capital Stock) to be used by the Parent or a Restricted Subsidiary in the Oil and Gas Business;

         (2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Parent or a Restricted Subsidiary of the Parent;

         (3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary of the Parent; or

         (4) the development or exploitation of Oil and Gas Properties;

provided, however, that, in the case of clauses (2) and (3), such Restricted Subsidiary is primarily engaged in the Oil and Gas Business.

     "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing; provided that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control.

     "Asset Disposition" means any direct or indirect sale, lease (other than an operating lease entered into in the ordinary course of business), transfer, issuance or other disposition, or a series of related sales, leases, transfers, issuances or dispositions that are part of a common plan, of shares of Capital Stock of a Subsidiary (other than directors' qualifying shares), property or other assets (each referred to for the purposes of this definition as a "disposition") by the Parent or any of its Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction.

     Notwithstanding the preceding, the following items shall not be deemed to be Asset Dispositions:

         (1) a disposition by a Restricted Subsidiary to the Parent or by the Parent or a Restricted Subsidiary to a Restricted Subsidiary;

         (2) the sale of Cash Equivalents in the ordinary course of business;

         (3) a disposition of obsolete or worn out equipment or equipment that is no longer useful in the conduct of the business of the Parent and its Restricted Subsidiaries and that is disposed of in each case in the ordinary course of business;

         (4) transactions permitted under "Certain Covenants -- Merger and Consolidation;"

         (5) an issuance of Capital Stock by a Restricted Subsidiary of the Parent to the Parent or to a Wholly-Owned Subsidiary;

         (6) for purposes of "Certain Covenants -- Limitation on Sales of Assets and Subsidiary Stock" only, the making of a Permitted Investment or a disposition subject to "Certain Covenants -- Limitation on Restricted Payments;"

         (7) an Asset Swap effected in compliance with "Certain
     Covenants -- Limitation on Sales of Assets and Subsidiary Stock" other than clause 2 of the first paragraph thereof;

         (8) dispositions of assets in a single transaction or series of related transactions with an aggregate fair market value in any calendar year of less than U.S.$2 million;

         (9) dispositions in connection with Permitted Liens;

         (10) dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

         (11) the abandonment, assignment, lease, sublease or farm-out of Oil and Gas Properties, or the forfeiture or other disposition of such properties pursuant to standard form operating agreements, in each case in the ordinary course of business in a manner that is customary in a Related Business;

         (12) any disposition of inventory, hydrocarbons or other mineral products in the ordinary course of business;

         (13) the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property; and

         (14) foreclosure on assets.

     "Asset Swap" means concurrent purchase and sale or exchange of Related Business Assets between the Parent or any of its Restricted Subsidiaries and another Person; provided that any cash received must be applied in accordance with "Limitation on Sales of Assets and Subsidiary Stock."

     "Attributable Indebtedness" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded semi-annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

     "Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (2) the sum of all such payments.

     "Bank Indebtedness" means any and all amounts, whether outstanding on the Issue Date or Incurred after the Issue Date, payable by the Parent or the Subsidiary Issuer under or in respect of the Existing Credit Facilities, and any related notes, collateral documents, letters of credit and guarantees and any Interest Rate Agreement entered into in connection with the such credit agreements, including principal, premium, if any, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Parent at the rate specified therein whether or not a claim for post filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

     "Board of Directors" means, with respect to any Person, the board of directors of such Person or any duly authorized committee thereof.

     "Business Day" means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York are authorized or required by law to close.

     "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participation or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

     "Capitalized Lease Obligations" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined in accordance with GAAP, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

     "Cash Equivalents" means:

         (1) securities issued or directly and fully guaranteed or insured by the United States Government or the Canadian Government or any agency or instrumentality of the United States or Canada (provided that the full faith and credit of the United States or Canada is pledged in support thereof), having maturities of not more than one year from the date of acquisition;

         (2) marketable general obligations issued by any state of the United States of America or province of Canada or any political subdivision of any such state or province or any public instrumentality thereof maturing within one year from the date of acquisition of the United States or Canada (provided that the full faith and credit of the United States or Canada, respectively, is pledged in support thereof) and, at the time of acquisition, having a credit rating of "A" or better from either S&P or Moody's or, in the case of a Canadian issuer, Dominion Rating Service Limited or Canadian Bond Service Limited;

         (3) certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers' acceptances having maturities of not more than one year from the date of acquisition thereof issued by any commercial bank the long-term debt of which is rated at the time of acquisition thereof at least "A" or the equivalent thereof by S&P, "A" or the equivalent thereof by Moody's, "B" of the equivalent thereof by Thompson Bank Watch Rating or, in the case of a Canadian issuer, "A" or the equivalent thereof by Dominion Rating Service Limited or Canadian Bond Service Limited, and having combined capital and surplus in excess of U.S.$500 million;

         (4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (1), (2) and (3) entered into with any bank meeting the qualifications specified in clause
     (3) above;

         (5) commercial paper rated at the time of acquisition thereof at least "A-1" or the equivalent thereof by S&P, "P-1" or the equivalent thereof by Moody's or, in the case of a Canadian issuer, "R-1" or the equivalent thereof by Dominion Rating Service Limited or Canadian Bond Service Limited, or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of investments, and in any case maturing within one year after the date of acquisition thereof; and

         (6) interests in any investment company or money market fund which invests 95% or more of its assets in instruments of the type specified in clauses (1) through (5) above.

     "Change of Control" means:

         (1) any "person" or "group" of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person or group shall be deemed to have "beneficial ownership" of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Parent (or its successor by merger, consolidation or purchase of all or substantially all of its assets) (for the purposes of this clause, such person or group shall be deemed to beneficially own any Voting Stock of the Parent held by a parent entity, if such person or group "beneficially owns" (as defined above), directly or indirectly, more than 50% of the voting power of the Voting Stock of such entity); or

         (2) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Parent (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Parent was approved by a vote of 66 2/3% of the directors of the Parent then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office; or

         (3) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Parent and its Restricted Subsidiaries taken as a whole to any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act); or

         (4) the adoption by the stockholders of the Parent of a plan or proposal for the liquidation or dissolution of the Parent.

     "Code" means the U.S. Internal Revenue Code of 1986, as amended.

     "Commodity Agreements" means, with respect to any Person, any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement designed to protect such Person against fluctuation in commodity prices.

     "Common Stock" means with respect to any Person, any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such Person's common stock whether or not outstanding on the Issue Date, and includes, without limitation, all series and classes of such common stock.

     "Consolidated Coverage Ratio" means as of any date of determination, with respect to any Person, the ratio of (x) the aggregate amount of Consolidated EBITDA of such Person for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which financial statements are in existence to (y) Consolidated Interest Expense for such four fiscal quarters, provided, however, that:

         (1) if the Parent or any Restricted Subsidiary:

               (a) has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation will be deemed to be (i) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or (ii) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation) and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period; or

               (b) has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a discharge of Indebtedness (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and the related commitment terminated), Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period;

         (2) if since the beginning of such period the Parent or any Restricted Subsidiary will have made any Asset Disposition or disposed of any company, division, operating unit, segment, business, group of related assets or line of business or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is such an Asset Disposition:

               (a) the Consolidated EBITDA for such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such period; and

               (b) Consolidated Interest Expense for such period will be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Parent or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Parent and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Parent and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

         (3) if since the beginning of such period the Parent or any Restricted Subsidiary (by merger or otherwise) will have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary or is merged with or into the Parent) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of a company, division, operating unit, segment, business, group of related assets or line of business, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

         (4) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Parent or any Restricted Subsidiary since the beginning of such period) will have Incurred any Indebtedness or discharged any Indebtedness, made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (2) or (3) above if made by the Parent or a Restricted Subsidiary during such period, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto as if such Asset Disposition or Investment or acquisition of assets occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations will be determined in good faith by a responsible financial or accounting officer of the Parent (including pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Securities Act). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months). If any Indebtedness that is being given pro forma effect bears an interest rate at the option of the Parent, the interest rate shall be calculated by applying such optional rate chosen by the Parent. On a pro forma basis, giving effect to the acquisition of Matador Petroleum Corporation as if it had occurred on July 1, 2002 and assuming that Tom Brown completes and applies the estimated net proceeds of its offering of common stock as described under "Use of Proceeds", the Consolidated Coverage Ratio of the Parent and its Restricted Subsidiaries as of June 30, 2003 would have been 11.6 to 1.00.

     "Consolidated EBITDA" for any period means, without duplication, the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income:

         (1) Consolidated Interest Expense;

         (2) Consolidated Income Taxes;

         (3) consolidated depletion and depreciation expense;

         (4) consolidated exploration expense;

         (5) consolidated amortization expense or impairment charges recorded in connection with the application of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets;"

         (6) other non-cash charges reducing Consolidated Net Income (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation);

and less, to the extent included in calculating such Consolidated Net Income and in excess of any costs or expenses attributable thereto and deducted in calculating such Consolidated Net Income, the sum of (x) the amount of deferred revenues that are amortized during such period and are attributable to reserves that are subject to volumetric Production Payments, and
(y) amounts recorded in accordance with GAAP as repayments of principal and interest pursuant to dollar-denominated Production Payments. Notwithstanding the preceding sentence, clauses (2) through (5) relating to amounts of a Restricted Subsidiary of a Person will be added to Consolidated Net Income to compute Consolidated EBITDA of such Person only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person and, to the extent the amounts set forth in clauses (2) through (5) are in excess of those necessary to offset a net loss of such Restricted Subsidiary or if such Restricted Subsidiary has net income for such period included in Consolidated Net Income, only if a corresponding amount would be permitted at the date of determination to be dividended to the Parent by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

     "Consolidated Income Taxes" means, with respect to any Person for any period, taxes imposed upon such Person or other payments required to be made by such Person by any governmental authority which taxes or other payments are calculated by reference to the income or profits of such Person or such Person and its Restricted Subsidiaries (to the extent such income or profits were included in computing Consolidated Net Income for such period), regardless of whether such taxes or payments are required to be remitted to any governmental authority.

     "Consolidated Interest Expense" means, for any period, the total interest expense of the Parent and its consolidated Restricted Subsidiaries, whether paid or accrued, plus, to the extent not included in such interest expense:

         (1) interest expense attributable to Capitalized Lease Obligations and the interest portion of rent expense associated with Attributable Indebtedness in respect of the relevant lease giving rise thereto, determined as if such lease were a capitalized lease in accordance with GAAP and the interest component of any deferred payment obligations;

         (2) amortization of debt discount and debt issuance cost (provided that any amortization of bond premium will be credited to reduce Consolidated Interest Expense unless, pursuant to GAAP, such amortization of bond premium has otherwise reduced Consolidated Interest Expense);

         (3) non-cash interest expense;

         (4) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing;

         (5) interest actually paid by the Parent or any such Restricted Subsidiary under any Guarantee of Indebtedness or other obligation of any Person other than the Parent or any Restricted Subsidiary;

         (6) costs associated with Interest Rate Agreements and Currency Agreements (including amortization of fees); provided, however, that if Interest Rate Agreements and Currency Agreements result in net benefits rather than costs, such benefits shall be credited to reduce Consolidated Interest Expense unless, pursuant to GAAP, such net benefits are otherwise reflected in Consolidated Net Income;

         (7) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period;

         (8) all dividends paid or payable, in cash, Cash Equivalents or Indebtedness or accrued during such period on any series of Disqualified Stock of such Person or on Preferred Stock of its Restricted Subsidiaries payable to a party other than the Parent or a Wholly-Owned Subsidiary; and

         (9) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Parent) in connection with Indebtedness Incurred by such plan or trust;

provided, however, that there will be excluded therefrom any such interest expense of any Unrestricted Subsidiary to the extent the related Indebtedness is not Guaranteed or paid by the Parent or any Restricted Subsidiary.

     For purposes of the foregoing, total interest expense will be determined
(i) after giving effect to any net payments made or received by the Parent and its Subsidiaries with respect to Interest Rate Agreements and (ii) exclusive of amounts classified as other comprehensive income in the balance sheet of the Parent. Notwithstanding anything to the contrary contained herein, commissions, discounts, yield and other fees and charges Incurred in connection with any transaction pursuant to which the Parent or its Restricted Subsidiaries may sell, convey or otherwise transfer or grant a security interest in any accounts receivable or related assets shall be included in Consolidated Interest Expense.

     "Consolidated Net Income" means, for any period, the net income (loss) of the Parent and its consolidated Restricted Subsidiaries determined in accordance with GAAP; provided, however, that there will not be included in such Consolidated Net Income:

         (1) any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that:

               (a) subject to the limitations contained in clauses (3), (4) and
         (5) below, the Parent's equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Parent or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (2) below); and

               (b) the Parent's equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period will be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from the Parent or a Restricted Subsidiary;

         (2) any net income (but not loss) of any Restricted Subsidiary if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Parent, except that:

               (a) subject to the limitations contained in clauses (3), (4) and
         (5) below, the Parent's equity in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Parent or another Restricted Subsidiary as a dividend (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause); and

               (b) the Parent's equity in a net loss of any such Restricted Subsidiary for such period will be included in determining such Consolidated Net Income;

         (3) any gain (loss) realized upon the sale or other disposition of any property, plant or equipment of the Parent or its consolidated Restricted Subsidiaries (including pursuant to any Sale/Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business and any gain (loss) realized upon the sale or other disposition of any Capital Stock of any Person;

         (4) any extraordinary gain or loss;

         (5) the cumulative effect of a change in accounting principles;

         (6) any non-cash mark-to-market adjustments to assets or liabilities resulting in unrealized gains or losses in respect of Hedging Obligations (including those resulting from the application of SFAS 133); and

         (7) any impairments or write-downs of oil and natural gas assets; provided, however, that, to the extent they may become applicable, ceiling limitation write-downs in accordance with generally accepted accounting principles shall be treated as capitalized costs, as if such write-downs had not occurred.

     "Credit Facility" means, with respect to the Parent and any of its Restricted Subsidiaries, one or more debt facilities (including, with limitation, the Existing Credit Facilities) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), accounts payable overdraft financing or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time (and whether or not with the original administrative agent and lenders or another administrative agent or agents or other lenders and whether provided under the original Existing Credit Facilities or any other credit or other agreement or indenture).

     "Currency Agreement" means in respect of a Person any foreign exchange contract, currency swap agreement, futures contract, option contract or other similar agreement as to which such Person is a party or a beneficiary.

     "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

     "Designated Senior Indebtedness" means (1) the Bank Indebtedness (to the extent such Bank Indebtedness constitutes Senior Indebtedness) and (2) any other Senior Indebtedness which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least U.S.$25 million and is specifically designated in the instrument evidencing or governing such Senior Indebtedness as "Designated Senior Indebtedness" for purposes of the Indenture.

     "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

         (1) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

         (2) is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of the Parent or a Restricted Subsidiary); or

         (3) is redeemable at the option of the holder of the Capital Stock in whole or in part,

in each case on or prior to the date that is 91 days after the earlier of the date (a) of the Stated Maturity of the Notes or (b) on which there are no Units outstanding, provided that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided, further that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Parent to repurchase such Capital Stock upon the occurrence of a change of control or asset sale (each defined in a substantially identical manner to the corresponding definitions in the Indenture) shall not constitute Disqualified Stock if the terms of such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) provide that the Parent may not repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) pursuant to such provision prior to compliance by the Parent with the provisions of the Indenture described under the captions "Change of Control" and "Certain Covenants -- Limitation on Sales of Assets and Subsidiary Stock" and such repurchase or redemption complies with "Certain Covenants -- Limitation On Restricted Payments."

     "Equity Offering" means a public or private sale for cash by the Parent of its Common Stock, or options, warrants or rights with respect to its Common Stock, other than public offerings with respect to the Parent's Common Stock, or options, warrants or rights, registered on Form S-4 or S-8.

     "Existing Credit Facilities" means: (i) the Credit Agreement, dated as of June 27, 2003, among the Parent, the lenders party thereto, the other agents party thereto, BNP Paribas, Wachovia Bank, National Association and The Bank of Nova Scotia, as Global Syndication Agents, U.S. Bank National Association, as U.S. Documentation Agent, and JPMorgan Chase Bank, as Global Administrative Agent; (ii) the Credit Agreement, dated as of June 27, 2003, among the Subsidiary Issuer, Tom Brown Resources Ltd., the lenders party thereto, the other agents party thereto, National Bank of Canada, as Canadian Revolving Documentation Agent, JPMorgan Chase Bank Toronto Branch, as Canadian Administrative Agent, and JPMorgan Chase Bank, as Global Administrative Agent;
(iii) the Credit Agreement, dated March 20, 2001, as amended by the First Amendment thereto dated as of June 27, 2003, by and among the Subsidiary Issuer, the lenders party thereto, JPMorgan Chase Bank, as global administrative agent, JPMorgan Chase Bank, Toronto Branch, as Canadian administrative agent, and the other agents and lenders party thereto; and (iv) the Credit Facility, dated as of April 6, 2001, by and between Tom Brown Resources Ltd. and National Bank of Canada.

     "Foreign Subsidiary" means any Restricted Subsidiary that is not organized under the laws of the United States of America or any state thereof or the District of Columbia.

     "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the date of the Indenture, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture will be computed in conformity with GAAP.

     "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

         (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

         (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term "Guarantee" will not include endorsements for collection or deposit in the ordinary course of business or Liens of the Capital Stock or assets of a Restricted Subsidiary constituting Permitted Liens under clause (1) of the definition of "Permitted Liens." The term "Guarantee" used as a verb has a corresponding meaning.

     "Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodity Agreement.

     "holder" means a Person in whose name a Note is registered on the Registrar's books.

     "Hydrocarbon Interests" means all rights, titles and interests in and to oil and gas leases, oil, gas and mineral leases, other Hydrocarbon leases, mineral interests, mineral servitudes, overriding royalty interests, royalty interests, net profits interests, Production Payments, and other similar interests.

     "Hydrocarbons" means, collectively, oil, gas, casinghead gas, drip gasoline, natural gasoline, condensate, distillate and all other liquid or gaseous hydrocarbons and related minerals and all products therefrom, in each case whether in a natural or a processed state.

     "Incur" means issue, create, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary; and the terms "Incurred" and "Incurrence" have meanings correlative to the foregoing.

     "Indebtedness" means, with respect to any Person on any date of determination (without duplication):

         (1) the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money;

         (2) the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

         (3) the principal component of all obligations of such Person in respect of letters of credit, bankers' acceptances or other similar instruments (including reimbursement obligations with respect thereto except to the extent such reimbursement obligation relates to a trade payable and such obligation is satisfied within 30 days of Incurrence);

         (4) the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (except trade payables), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto;

         (5) Capitalized Lease Obligations and all Attributable Indebtedness of such Person;

         (6) the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary, any Preferred Stock (but excluding, in each case, any accrued dividends);

         (7) the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Persons;

         (8) the principal component of Indebtedness of other Persons to the extent Guaranteed by such Person (including any Guarantees of production or payment by such Person with respect to a Production Payment but excluding other contractual obligations of such Person with respect to such Production Payment); and

         (9) to the extent not otherwise included in this definition, net obligations of such Person under Currency Agreements and Interest Rate Agreements (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such Person at such time).

The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

     Notwithstanding the foregoing, the following shall not constitute "Indebtedness:"

         (1) any obligation in respect of any Production Payment (except as set forth in clause (8) of the first paragraph of this definition of "Indebtedness"), royalty, overriding royalty, net profits interest, master limited partnership interest or other interest in oil and natural gas properties, reserves or the right to receive all or a portion of the production or the proceeds from the sale of production attributable to such properties;

         (2) any obligation in respect of a farm-in agreement;

         (3) any indebtedness which has been defeased in accordance with GAAP or defeased pursuant to the deposit of cash or U.S. Government Obligations (in an amount sufficient to satisfy all such indebtedness obligations at maturity or redemption, as applicable, and all payments of interest and premium, if any) in a trust or account created or pledged for the sole benefit of the holders of such indebtedness, and subject to no other Liens, and the other applicable terms of the instrument governing such indebtedness;

         (4) oil or gas balancing liabilities incurred in the ordinary course of business and consistent with past practice;

         (5) any obligations in respect of completion bonds, performance bonds, bid bonds, appeal bonds, surety bonds, bankers acceptances, letters of credit, insurance obligations or bonds and other similar bonds and obligations incurred by the Parent or any Restricted Subsidiary in the ordinary course of business and any guaranties or letters of credit functioning as or supporting any of the foregoing bonds or obligations;

         (6) any obligation under Interest Rate Agreements, Currency Agreements and Commodity Agreements; provided, that such Interest Rate Agreements, Currency Agreements and Commodity Agreements are related to business transactions of the Parent or its Restricted Subsidiaries entered into in the ordinary course of business and are entered into for bona fide hedging purposes of the Parent or its Restricted Subsidiaries (as determined in good faith by the Board of Directors or senior management of the Parent);

         (7) any obligation arising from agreements of the Parent or a Restricted Subsidiary providing for indemnification, guarantee, adjustment of purchase price, holdback, contingency payment obligation based on the performance of the disposed asset or similar obligations, in each case, Incurred or assumed in connection with the disposition of any business, assets or Capital Stock of a Restricted Subsidiary, provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Parent and its Restricted Subsidiaries in connection with such disposition; and

         (8) any obligation arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, provided, however, that such Indebtedness is extinguished within five Business Days of Incurrence.

     "Interest Rate Agreement" means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

     "Investment" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan (other than advances or extensions of credit to customers in the ordinary course of business) or other extensions of credit (including by way of Guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that none of the following will be deemed to be an Investment:

         (1) Hedging Obligations entered into in the ordinary course of business and in compliance with the Indenture;

         (2) endorsements of negotiable instruments and documents in the ordinary course of business; and

         (3) an acquisition of assets, Capital Stock or other securities by the Parent or a Subsidiary for consideration to the extent such consideration consists of common equity securities of the Parent.

     For purposes of "Certain Covenants -- Limitation on Restricted Payments,"

         (1) "Investment" will include the portion (proportionate to the Parent's equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary of the Parent at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Parent will be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to (a) the Parent's "Investment" in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to the Parent's equity interest in such Subsidiary) of the fair market value of the net assets (as conclusively determined by the Board of Directors of the Parent in good faith) of such Subsidiary at the time that such Subsidiary is so re-designated a Restricted Subsidiary; and

         (2) any property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Parent. If the Parent or any Restricted Subsidiary of the Parent sells or otherwise disposes of any Voting Stock of any Restricted Subsidiary of the Parent such that, after giving effect to any such sale or disposition, such entity is no longer a Subsidiary of the Parent, the Parent shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value (as conclusively determined by the Board of Directors of the Parent in good faith) of the Capital Stock of such Subsidiary not sold or disposed of.

     "Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) by Moody's or BBB- (or the equivalent) by S&P.

     "Issue Date" means the date on which the Notes and Units are originally issued.

     "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

     "Moody's" means Moody's Investors Service, Inc. or any successor to the rating agency business thereof.

     "Net Available Cash" from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and net proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

         (1) all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses Incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Disposition;

         (2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

         (3) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition; and

         (4) the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Parent or any Restricted Subsidiary after such Asset Disposition.

     "Net Cash Proceeds," with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).

     "Net Working Capital" means:

         (1) all current assets of the Parent and its Restricted Subsidiaries; minus

         (2) all current liabilities of the Parent and its Restricted Subsidiaries, except current liabilities included in Indebtedness;

determined in accordance with GAAP.

     "Non-Recourse Debt" means Indebtedness of a Person:

         (1) as to which neither the Parent nor any Restricted Subsidiary (a) provides any Guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable (as a guarantor or otherwise);

         (2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Parent or any Restricted Subsidiary to declare a default under such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

         (3) the explicit terms of which provide there is no recourse against any of the assets of the Parent or its Restricted Subsidiaries.

     "Officer" means the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or the Secretary of the Parent.

     "Officers' Certificate" means a certificate signed by two Officers or by an Officer and either an Assistant Treasurer or an Assistant Secretary of the Parent.

     "Oil and Gas Business" means:

         (1) the acquisition, exploration, exploitation, development, operation or disposition of interests in oil, gas or other hydrocarbon properties;

         (2) the gathering, marketing, treating, processing, storage, selling, transporting or refining of any production from such interests or properties;

         (3) any business relating to or arising from exploration for or development, production, gathering, marketing, treatment, processing, storage, sale, transportation or refining of oil, gas and other minerals and products produced in association therewith; or

         (4) any activity that is ancillary or necessary or desirable to facilitate the activities described in clauses (1) through (3) of this definition, including raising capital to finance its operations.

     "Oil and Gas Properties" means the Hydrocarbon Interests; the Properties now or hereafter pooled or unitized with the Hydrocarbon Interests; all presently existing or future unitization, pooling agreements and declarations of pooled units and the units created thereby (including without limitation all units created under orders, regulations and rules of any governmental authority having jurisdiction) which may affect all or any portion of the Hydrocarbon Interests; all operating agreements, joint venture agreements, contracts and other agreements which relate to any of the Hydrocarbon Interests or the production, sale, purchase, exchange or processing of Hydrocarbons from or attributable to such Hydrocarbon Interests; all Hydrocarbons in and under and which may be produced and saved or attributable to the Hydrocarbon Interests, the lands covered thereby and all oil in tanks and all rents, issues, profits, proceeds, products, revenues and other incomes from or attributable to the Hydrocarbon Interests; all tenements, profits a prendre, hereditaments, appurtenances and Properties in anywise appertaining, belonging, affixed or incidental to the Hydrocarbon Interests, Properties, rights, titles, interests and estates described or referred to above, including any and all Property, real or personal, now owned or hereinafter acquired and situated upon, used, held for use or useful in connection with the operating, working or development of any of such Hydrocarbon Interests or Property (excluding drilling rigs, automotive equipment or other personal Property which may be on such premises for the purpose of drilling a well or for other similar temporary uses) and including any and all oil wells, gas wells, water wells, injection wells or other wells, buildings, structures, fuel separators, liquid extraction plants, plant compressors, pumps, pumping units, field gathering systems, tanks and tank batteries, fixtures, valves, fittings, machinery and parts, engines, boilers, meters, apparatus, equipment, appliances, tools, implements, cables, wires, towers, casing, tubing and rods, surface leases, rights-of-way, easements and servitudes together with all additions, substitutions, replacements, accessions and attachments to any and all of the foregoing.

     "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Parent or the Trustee.

     "Permitted Business Investments" means Investments and expenditures made in the ordinary course of, and of a nature that is or shall have become customary in, the Oil and Gas Business as means of actively exploiting, exploring for, acquiring, developing, processing, gathering, marketing or transporting oil, natural gas, other hydrocarbons and minerals through agreements, transactions, interests or arrangements that permit one to share risks or costs, comply with regulatory requirements regarding local ownership or satisfy other objectives customarily achieved through the conduct of the Oil and Gas Business jointly with third parties, including without limitation:

         (1) ownership interests in oil, natural gas, other hydrocarbons and minerals properties or gathering, transportation, processing, storage or related systems; and

         (2) Investment in the form of or pursuant to operating agreements, joint venture agreements, partnership agreements, processing agreements, farm-in agreements, farm-out agreements, contracts for the sale, transportation or exchange of oil, natural gas and other hydrocarbons, unitization agreements, pooling arrangements, joint bidding agreements, service contracts, subscription agreements, stock purchase agreements, area of mutual interest agreements, production sharing agreements or other similar or customary agreements with third parties, excluding, however, Investments in corporations other than Restricted Subsidiaries.

     "Permitted Investment" means an Investment by the Parent or any Restricted Subsidiary in:

         (1) a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is the Oil and Gas Business;

         (2) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Parent or a Restricted Subsidiary; provided, however, that such Person's primary business is the Oil and Gas Business;

         (3) Permitted Business Investments;

         (4) cash and Cash Equivalents;

         (5) receivables owing to the Parent or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Parent or any such Restricted Subsidiary deems reasonable under the circumstances;

         (6) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

         (7) loans or advances to employees (other than executive officers) made in the ordinary course of business consistent with past practices of the Parent or such Restricted Subsidiary;

         (8) Capital Stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Parent or any Restricted Subsidiary or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a debtor;

         (9) Investments made as a result of the receipt of non-cash consideration from an Asset Disposition that was made pursuant to and in compliance with "Certain Covenants -- Limitation on Sales of Assets and Subsidiary Stock;"

         (10) Investments for consideration consisting of Capital Stock (other than Disqualified Stock) of the Parent;

         (11) Investments in existence on the Issue Date;

         (12) Currency Agreements, Interest Rate Agreements, Commodity Agreements and related Hedging Obligations, which transactions or obligations are Incurred in compliance with "Certain Covenants -- Limitation on Indebtedness;"

         (13) Investments by the Parent or any of its Restricted Subsidiaries, together with all other Investments pursuant to this clause (13), in an aggregate amount at the time of such Investment not to exceed U.S.$15 million outstanding at any one time (with the fair market value of such Investment being measured at the time made and without giving effect to subsequent changes in value);

         (14) Guarantees issued in accordance with "Certain Covenants -- Limitation on Indebtedness;"

         (15) prepaid expenses, lease, utilities, workers' compensation performance and similar deposits made in the ordinary course of business;

         (16) Investments owned by a Person if and when it is acquired by the Parent and becomes a Restricted Subsidiary; provided, however, that such Investments are not made in contemplation of such acquisition;

         (17) Investments in any units of any oil and gas royalty trust; and

         (18) any Asset Swap made in accordance with "Certain Covenants -- Limitation on Asset Swaps."

     "Permitted Liens" means, with respect to any Person:

         (1) Liens securing Indebtedness and other obligations under the Credit Facility and related Hedging Obligations and other Senior Indebtedness and liens on assets of Restricted Subsidiaries securing Guarantees of Indebtedness and other obligations under the Credit Facility permitted to be Incurred under the Indenture;

         (2) pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits or cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;

         (3) Liens imposed by law, including carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions, if any, as shall be required by GAAP shall have been made in respect thereof;

         (4) Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings provided appropriate reserves required pursuant to GAAP have been made in respect thereof;

         (5) Liens in favor of issuers of surety or performance bonds or letters of credit or bankers' acceptances issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

         (6) encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions as to the use of real properties or liens incidental to the conduct of the business of such Person or to the ownership of its properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

         (7) Liens securing Hedging Obligations;

         (8) leases, licenses, subleases and sublicenses of assets which do not materially interfere with the ordinary conduct of the business of the Parent or any of its Restricted Subsidiaries;

         (9) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

         (10) Liens for the purpose of securing the payment of all or a part of the purchase price of, or Capitalized Lease Obligations, purchase money obligations or other payments Incurred to finance the acquisition, improvement or construction of, assets or property acquired or constructed in the ordinary course of business provided that:

               (a) the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be Incurred under the Indenture and does not exceed the cost of the assets or property so acquired or constructed; and

               (b) such Liens are created within 180 days of construction or acquisition of such assets or property and do not encumber any other assets or property of the Parent or any Restricted Subsidiary other than such assets or property and assets affixed or appurtenant thereto;

         (11) Liens arising solely by virtue of any statutory or common law provisions relating to banker's Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; provided that:

               (a) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Parent in excess of those set forth by regulations promulgated by the U.S. Federal Reserve Board; and

               (b) such deposit account is not intended by the Parent or any Restricted Subsidiary to provide collateral to the depository institution;

         (12) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Parent and its Restricted Subsidiaries in the ordinary course of business;

         (13) Liens existing on the Issue Date;

         (14) Liens in favor of the Parent or the Subsidiary Issuer;

         (15) Liens on property or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such other Person becoming a Restricted Subsidiary; provided further, however, that any such Lien may not extend to any other property owned by the Parent or any Restricted Subsidiary;

         (16) Liens on property at the time the Parent or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Parent or any Restricted Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that such Liens may not extend to any other property owned by the Parent or any Restricted Subsidiary;

         (17) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Parent or another Restricted Subsidiary;

         (18) Liens securing the Notes and other obligations arising under the Indenture;

         (19) Liens securing Refinancing Indebtedness Incurred to refinance Indebtedness that was previously so secured, provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien hereunder;

         (20) any interest or title of a lessor under any Capitalized Lease Obligation or operating lease;

         (21) Liens on pipelines and pipeline facilities that arise by operation of law;

         (22) farm-out, carried working interest, joint operating, unitization, royalty, sales and similar agreements relating to the exploration or development of, or production from, Oil and Gas Properties entered into in the ordinary course of business;

         (23) Liens arising under operating agreements, joint venture agreements, partnership agreements, oil and gas leases, farm-in agreements, farm-out agreements, assignments, purchase and sale agreements, division orders, contracts for the sale, purchase, processing, transportation or exchange of oil or natural gas, unitization and pooling declarations and agreements, development agreements, area of mutual interest agreements and other agreements that are customary in the Oil and Gas Business;

         (24) Liens reserved in oil and gas mineral leases for bonus, royalty or rental payments and for compliance with the terms of such leases;

         (25) leases, pooling agreements, unitization agreements, subleases, licenses or sublicenses, joint interest billing arrangements, net profits interests, participation agreements, and arrangements similar to any of the foregoing, entered into in the ordinary course of business;

         (26) Liens to secure Production Payments that are not prohibited by the Indenture; and

         (27) Liens incurred in the ordinary course of business of the Parent and its Subsidiaries with respect to obligations that do not exceed U.S.$10 million.

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision hereof or any other entity.

     "Preferred Stock," as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

     "Production Payments" means a production payment obligation (whether volumetric or U. S. dollar-denominated) of the Parent or any of its Subsidiaries which are payable from a specified share of proceeds received from production from specified Oil and Gas Properties, together with all undertakings and obligations in connection therewith.

     "Property" or "property" means any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible.

     A "Public Market" exists at any time with respect to the Common Stock of the Parent if the Common Stock of the Parent is then registered with SEC pursuant to Section 12(b) or 12(g) of Exchange Act and traded either on a national securities exchange or in the Nasdaq Stock Market.

     "Refinancing Indebtedness" means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, "refinance," "refinances," and "refinanced" shall have a correlative meaning) any Indebtedness existing on the date of the Indenture or Incurred in compliance with the Indenture (including Indebtedness of the Parent that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness, provided, however, that:

         (1) (a) if the Stated Maturity of the Indebtedness being refinanced is earlier than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced or (b) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity at least 91 days later than the Stated Maturity of the Notes;

         (2) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced;

         (3) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced (plus, without duplication, any additional Indebtedness Incurred to pay interest or premiums required by the instruments governing such existing Indebtedness and fees Incurred in connection therewith); and

         (4) if the Indebtedness being refinanced is subordinated in right of payment to the Notes, such Refinancing Indebtedness is subordinated in right of payment to the Notes on terms at least as favorable to the holders as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

     "Related Business Assets" means assets used or useful in the Oil and Gas Business.

     "Representative" means any trustee, agent or representative (if any) of an issue of Senior Indebtedness.

     "Restricted Investment" means any Investment other than a Permitted Investment.

     "Restricted Subsidiary" means the Subsidiary Issuer and any other Subsidiary of the Parent other than an Unrestricted Subsidiary.

     "S&P" means Standard & Poor's Ratings Group, Inc. or any successor to the rating agency business thereof.

     "Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired whereby the Parent or a Restricted Subsidiary transfers such property to a Person and the Parent or a Restricted Subsidiary leases it from such Person.

     "SEC" means the U.S. Securities and Exchange Commission.

     "Senior Indebtedness" means, whether outstanding on the Issue Date or thereafter issued, created, Incurred or assumed, the Bank Indebtedness and all amounts payable by the Parent or the Subsidiary Issuer, as the case may be, under or in respect of all other Indebtedness of the Parent or the Subsidiary Issuer, as the case may be, including premiums and accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Parent or the Subsidiary Issuer, as the case may be, at the rate specified in the documentation with respect thereto whether or not a claim for post filing interest is allowed in such proceeding) and fees relating thereto; provided, however, that Senior Indebtedness will not include:

         (1) any Indebtedness Incurred in violation of the Indenture;

         (2) any obligation of the Parent to any Subsidiary;

         (3) any liability for Federal, state, foreign, local or other taxes owed or owing by the Parent or the Subsidiary Issuer;

         (4) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities);

         (5) any Indebtedness, Guarantee or obligation of the Parent or the Subsidiary Issuer, as the case may be, that is expressly subordinate or junior in right of payment to any other Indebtedness, Guarantee or obligation of the Parent or the Subsidiary Issuer, as the case may be, including, without limitation, any Senior Subordinated Indebtedness and any Subordinated Obligations; or

         (6) any Capital Stock.

     "Senior Subordinated Indebtedness" means (a) in the case of the Parent, the Parent Notes and any other Indebtedness of the Parent that specifically provides that such Indebtedness of the Parent is to rank equally with the Parent Notes in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of the Parent which is not Senior Indebtedness of the Parent; or (b) in the case of the Subsidiary Issuer, the Subsidiary Notes and any other Indebtedness of the Subsidiary Issuer that specifically provides that such Indebtedness of the Subsidiary Issuer is to rank equally with the Subsidiary Notes in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of the Subsidiary Issuer which is not Senior Indebtedness of the Subsidiary Issuer.

     "Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of the Parent within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

     "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

     "Subordinated Obligation" means any Indebtedness of the Parent or the Subsidiary Issuer (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes pursuant to a written agreement.

     "Subsidiary" of any Person means (a) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total ordinary voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof (or persons performing similar functions) or (b) any partnership, joint venture limited liability company or similar entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, is, in the case of clauses (a) and (b), at the time owned or controlled, directly or indirectly, by
(1) such Person, (2) such Person and one or more Subsidiaries of such Person or
(3) one or more Subsidiaries of such Person. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of the Parent.

     "Subsidiary Guarantee" means, individually, any unconditional Guarantee, on a senior subordinated basis, of payment of the Parent Notes and the Subsidiary Notes by a Subsidiary Guarantor pursuant to the terms of the Indenture and any supplemental indenture thereto, and, collectively, all such Guarantees. Each such Subsidiary Guarantee will be in the form prescribed by the Indenture.

     "Subsidiary Guarantor" means any Restricted Subsidiary that has provided a Subsidiary Guarantee in accordance with the covenants described under clause (4) of "-- Limitation on Indebtedness" or "-- Future Subsidiary Guarantees."

     "Unrestricted Subsidiary" means:

         (1) any Subsidiary of the Parent that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Parent in the manner provided below; and

         (2) any Subsidiary of an Unrestricted Subsidiary.

     The Board of Directors of the Parent may designate any Subsidiary of the Parent (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger or consolidation or Investment therein) to be an Unrestricted Subsidiary only if:

         (1) such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of or have any Investment in, or own or hold any Lien on any property of, any other Subsidiary of the Parent which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary;

         (2) all the Indebtedness of such Subsidiary and its Subsidiaries shall, at the date of designation, and will at all times thereafter, consist of Non-Recourse Debt;

         (3) such designation and the Investment of the Parent in such Subsidiary complies with "Certain Covenants -- Limitation on Restricted Payments;"

         (4) such Subsidiary, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the business of the Parent and its Subsidiaries;

         (5) such Subsidiary is a Person with respect to which neither the Parent nor any of its Restricted Subsidiaries has any direct or indirect obligation:

               (a) to subscribe for additional Capital Stock of such Person; or

               (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

         (6) on the date such Subsidiary is designated an Unrestricted Subsidiary, such Subsidiary is not a party to any agreement, contract, arrangement or understanding with the Parent or any Restricted Subsidiary with terms substantially less favorable to the Parent than those that might have been obtained from Persons who are not Affiliates of the Parent.

     Any such designation by the Board of Directors of the Parent shall be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors of the Parent giving effect to such designation and an Officers' Certificate certifying that such designation complies with the foregoing conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be Incurred as of such date.

     The Board of Directors of the Parent may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and the Parent could Incur at least U.S.$1.00 of additional Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant on a pro forma basis taking into account such designation.

     "U.S. Government Obligations" means securities that are (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depositary receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depositary receipt.

     "Voting Stock" of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.

     "Wholly-Owned Subsidiary" means a Restricted Subsidiary of the Parent, all of the Capital Stock of which (other than directors' qualifying shares) is owned by the Parent or another Wholly-Owned Subsidiary.

BOOK-ENTRY, DELIVERY AND FORM

     The Units will be issued in the form of one or more global securities. The global securities will be deposited with, or on behalf of The Depository Trust Company, or DTC, and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee pursuant to the FAST Balance Certificate Agreement between DTC and the trustee. Except as set forth below, the global securities may be transferred, in whole and not in part, only to DTC or another nominee of DTC. Investors may hold their beneficial interests in the global securities directly through DTC if they have an account with DTC or indirectly through organizations which have accounts with DTC.

     Units that are issued as described below under "-- Certificated Units " will be issued in definitive form. Upon the transfer of Units in definitive form, such Units will, unless the global securities have previously been exchanged for Units in definitive form, be exchanged for an interest in the global securities representing the aggregate principal amount of Units being transferred.

     The description of the operations and procedures of DTC set forth below is provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by DTC from time to time. Neither Tom Brown nor Tom Brown Resources takes responsibility for these operations or procedures, and investors are urged to contact DTC or its participants directly to discuss these matters.

     DTC has advised us that it is:

     - a limited purpose trust company organized under the laws of the State of New York;

     - a "banking organization" within the meaning of the New York Banking Law;

     - a member of the Federal Reserve System;

     - a "clearing corporation" within the meaning of the New York Uniform Commercial Code, as amended; and

     - a "clearing agency" registered under Section 17A of the Exchange Act.

     DTC was created to hold securities for its participants and facilitates the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants, which eliminates the need for physical transfer and delivery of certificates. DTC's participants include securities brokers and dealers, including the underwriter; banks and trust companies; clearing corporations and some other organizations. Indirect access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a participant in DTC, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants in DTC.

     We expect that pursuant to procedures established by DTC:

     - upon the issuance and deposit of the global securities, DTC will credit, on its book-entry registrations and transfer system, the aggregate principal amount of notes represented by such global securities to the accounts of participants in DTC designated by the underwriter with an interest in the global securities; and

     - ownership of the Units will be shown on, and the transfer of ownership of the Units will be effected only through, records maintained by DTC, with respect to the interests of participants in DTC, and the records of participants and indirect participants, with respect to the interests of persons other than participants in DTC.

     The laws of some jurisdictions may require that some purchasers of securities take physical delivery of the securities in definitive form. Accordingly, the ability to transfer interests in the Units represented by a global security to these persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in Units represented by a global security to pledge or transfer that interest to persons or entities that do not participate in DTC's system, or to otherwise take actions in respect of that interest, may be affected by the lack of a physical definitive security in respect of the interest.

     So long as DTC or its nominee is the registered owner of a global note, DTC or the nominee, as the case may be, will be considered the sole owner or holder of the Units represented by the global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security:

     - will not be entitled to have security represented by the global security registered in their names;

     - will not receive or be entitled to receive physical delivery of certificated Units; and

     - will not be considered the owners or holders of the Units under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

     Accordingly, each holder owning a beneficial interest in a global security must rely on the procedures of DTC and, if the holder is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the holder owns its interest, to exercise any rights of a holder of Units under the indenture or the global security. We understand that under existing industry practice, if we request any action of holders of Units, or a holder that is an owner of a beneficial interest in a global security desires to take any action that DTC, as the holder of the global security, is entitled to take, then DTC would authorize its participants to take the action and the participants would authorize holders owning through participants to take the action or would otherwise act upon the instruction of such holders. None of Tom Brown, Tom Brown Resources or the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Units by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the Units.

     Payments with respect to the principal of, and premium, if any, and interest on, any Units represented by a global security registered in the name of DTC or its nominee on the applicable record date will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the global security representing those Units under the indenture. Under the terms of the indenture, Tom Brown and the trustee may treat the persons in whose names the Units, including the global securities, are registered as the owners of the Units for the purpose of receiving payment on the Units and for any and all other purposes whatsoever. Accordingly, neither

Tom Brown nor the trustee has or will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global security, including principal, premium, if any, and interest. Payments by the participants and the indirect participants in DTC to the owners of beneficial interests in a global security will be governed by standing instructions and customary industry practice and will be the responsibility of the participants or the indirect participants and DTC.

     Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

     Although DTC has agreed to the above procedures to facilitate transfers of interests in the global securities among participants in DTC, it is under no obligation to perform or to continue to perform the procedures, and the procedures may be discontinued at any time. Neither Tom Brown nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

CERTIFICATED UNITS

     If:

     - DTC notifies Tom Brown that DTC is at any time unwilling or unable to continue as a depositary or DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days of such notice or cessation;

     - Tom Brown, at its option, notifies the trustee in writing that it elects to cause the issuance of Units in definitive form under the indenture; or

     - upon the occurrence of some other events as provided in the indenture;

then, upon surrender by DTC of the global securities, certificated Units will be issued to each person that DTC identifies as the beneficial owner of the Units represented by the global securities. Upon the issuance of certificated Units, the trustee is required to register the certificated Units in the name of that person or persons, or their nominee, and cause the certificated Units to be delivered thereto.

     Neither Tom Brown nor the trustee will be liable for any delay by DTC or any participant or indirect participant in DTC in identifying the beneficial owners of the related Units and each of those persons may conclusively rely on, and will be protected in relying on, instructions from DTC for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the units to be issued.

                UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain United States federal income and estate tax considerations relating to the purchase, ownership and disposition of the Units, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the Internal Revenue Code of 1986 as amended (the "Code") and regulations, rulings and decisions thereunder now in effect (or, in the case of certain United States Treasury Regulations, now in proposed form), all of which are subject to change, possibly on a retroactive basis. This summary deals only with holders that will hold the Units as "capital assets" (generally, property held for investment) and does not address tax considerations applicable to investors that may be subject to special tax rules, including financial institutions, tax-exempt organizations, insurance companies, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons that will hold the Units as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes, regulated investment companies, real estate investment trusts, or persons that have a "functional currency" other than the U.S. dollar. If a partnership holds the Units, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Units, you should consult your tax advisor. This summary discusses the tax considerations applicable only to those purchasers who purchase the Units in the initial offering at their "issue price" and does not discuss the tax considerations applicable to other purchasers of the Units. Moreover, this summary does not discuss alternative minimum tax consequences, if any, or any state, local or foreign tax consequences to holders of the Units. We have not sought any ruling from the Internal Revenue Service (the "IRS") with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with these statements and conclusions. INVESTORS CONSIDERING THE PURCHASE OF UNITS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

UNITED STATES HOLDERS

     As used in this tax discussion, a "United States Holder" means a beneficial owner of a Unit that for United States federal income tax purposes is:

     - a citizen or resident of the United States;

     - a corporation, or other entity taxable as a corporation for United States federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

     - an estate whose income is subject to United States federal income taxation regardless of its source; or

     - a trust (i) if it is subject to the supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.

PAYMENT OF INTEREST

     Interest on a Note (including "Additional Amounts," if any) generally will be includable in your income as ordinary income at the time the interest is received or accrued, in accordance with your method of accounting for United States federal income tax purposes.

     If Canadian withholding taxes are imposed on payments on the Notes, the eligibility of a United States Holder for a United States foreign tax credit with respect to such taxes may be limited because, for United States foreign tax credit purposes, interest paid under the Notes would constitute income from sources within the United States. Moreover, if such Canadian withholding taxes are imposed on interest payments under the Notes at a rate that equals or exceeds 5%, such interest income would constitute "high withholding tax interest" for United States foreign tax credit purposes. Alternatively, a United States Holder may be entitled to a deduction for United Sates federal income tax purposes with respect to any such Canadian withholding taxes. The calculation of foreign tax credits or deductions involves the application of complex rules that depend on a United States Holder's particular circumstances. Accordingly, you are urged to consult your tax advisor regarding the creditability or deductibility of such taxes.

SALE, EXCHANGE OR REDEMPTION OF THE UNITS

     Upon the sale, exchange or redemption of a Unit, you generally will recognize capital gain or loss equal to the difference between:

         1. the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent this amount is attributable to accrued interest income, which, except as described above, is taxable as ordinary income) and

         2. your adjusted tax basis in the Unit.

     Your adjusted tax basis in a Unit generally will equal the amount you paid for the Unit, less any principal payments received by you. The gain or loss will be long-term capital gain or loss if you held the Unit for more than one year. Long-term capital gains of individuals, estates and trusts are generally taxed at a maximum rate of 15%. The deductibility of capital losses is subject to certain limitations.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     In general, information reporting requirements will apply to certain non-corporate United States Holders with respect to payments of interest on a Note and to the proceeds of the sale of a Unit, and a backup withholding tax also may apply to these payments. If you are such a United States Holder, you generally will be subject to backup withholding unless you provide to us or our paying agent a correct taxpayer identification number and certain other information, certified under penalties of perjury, or you otherwise establish an exemption.

     Any amounts withheld from a payment under the backup withholding rules may be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS.

NON-UNITED STATES HOLDERS

     As used in this tax discussion, a non-United States Holder means any beneficial owner (other than a partnership) of a Unit that is not a United States Holder. The rules governing the United States federal income and estate taxation of a non-United States Holder are complex, and no attempt will be made herein to provide more than a summary of those rules. Special rules may apply to a non-United States Holder that is a controlled foreign corporation, passive foreign investment company or foreign personal holding company and therefore subject to special treatment under the Code. NON-UNITED STATES HOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS WITH REGARD TO AN INVESTMENT IN THE UNITS, INCLUDING ANY REPORTING REQUIREMENTS.

PAYMENT OF INTEREST

     Generally, subject to the discussion in this prospectus supplement under "Information Reporting and Backup Withholding Tax," payments of interest on a Note will qualify for the "portfolio interest" exemption and, therefore, will not be subject to United States federal income tax or withholding tax, provided that this interest income is not effectively connected with a United States trade or business conducted by you and provided that you:

     - do not actually or constructively own 10% or more of the combined voting power of all classes of our stock entitled to vote,

     - are not, for United States federal income tax purposes, a controlled foreign corporation related to us through stock ownership,

     - are not a bank receiving interest on a loan entered into in the ordinary course of your business within the meaning of Section 881(c)(3)(A) of the Code, and

     - you appropriately certify as to your foreign status.

     You can generally meet the certification requirement by providing a properly executed Form W-8BEN or appropriate substitute form to us, or our paying agent. If you hold the Units through a financial institution or other agent acting on your behalf, you may be required to provide appropriate certifications to the agent. Your agent will then generally be required to provide appropriate certifications to us or our paying agent, either directly or through other intermediaries. Special rules apply to foreign partnerships, estates and trusts, and in certain circumstances certifications as to the foreign status of partners, trust owners or beneficiaries may have to be provided to us or our paying agent. In addition, special rules apply to qualified intermediaries that enter into withholding agreements with the IRS, and such intermediaries generally are not required to forward any certification forms received from Non-United States Holders.

     Except to the extent that an applicable treaty otherwise provides, a Non-United States Holder generally will be taxed in the same manner as a United States Holder with respect to interest if the interest income is effectively connected with a United States trade or business of the non-United States Holder. Effectively connected interest received by a corporate non-United States Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or, if applicable, a lower treaty rate). Even though this effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax (unless derived through a partnership) if the non-United States Holder delivers IRS Form W-8ECI (or successor form) annually to us or our agent.

     Interest income of a non-United States Holder that is not effectively connected with a United States trade or business and that does not qualify for the portfolio interest exemption described above will generally be subject to a withholding tax at a 30% rate (or, if applicable, a lower treaty rate).

SALE, EXCHANGE OR REDEMPTION OF THE UNITS

     You will generally not be subject to United States federal income tax or withholding tax on any gain realized on the sale, exchange, redemption or other disposition of a Unit unless:

     - the gain is effectively connected with your conduct of a United States trade or business,

     - you are an individual who has been present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition, and certain other requirements are met or

     - you are subject to tax pursuant to the provisions of the Code applicable to certain United States expatriates.

CERTAIN U.S. FEDERAL ESTATE TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

     A Unit beneficially owned by an individual who is not a citizen or resident of the United States at the time of death will generally not be includable in the decedent's gross estate for United States federal estate tax purposes, provided that the beneficial owner did not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of our stock entitled to vote, and provided that, at the time of the holder's death, payments with respect to that Unit would not have been effectively connected with the holder's conduct of a trade or business within the United States.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     Payments of interest on a Note, and amounts withheld from such payments, if any, generally will be required to be reported to the IRS and to you. United States backup withholding tax generally will not apply to payments of interest and principal on a Note to a non-United States Holder if the statement described in "Non-United States Holders -- Payment of Interest" is duly provided by the holder or the holder otherwise establishes an exemption, provided that we do not have actual knowledge or reason to know that the holder is a United States person.

     Information reporting requirements and backup withholding tax generally will not apply to the payment of the proceeds of the sale of a Unit effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding, unless we have actual knowledge that you are a United States person) will apply to the payment of the proceeds of a sale of a Unit effected outside the United States by a foreign office of a broker, if the broker:

     - is a United States person,

     - derives 50% or more of its gross income from all sources for certain periods from the conduct of a United States trade or business,

     - is a controlled foreign corporation for United States federal income tax purposes, or

     - is a foreign partnership in which one or more United States persons, in the aggregate, own more than 50% of the income or capital interests in the partnership or is a foreign partnership that is engaged in a trade or business in the United States, unless in any such case the broker has documentary evidence in its records that the beneficial owner is a non-United States Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption.

     Payment of the proceeds of a sale of a Unit by a United States office of a broker will be subject to both information reporting and backup withholding requirements, unless the beneficial owner of the Unit provides the statement described in "Non-United States Holders -- Payment of Interest" and the broker does not have actual knowledge or reason to know that the payee is a United States person, or otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules will be allowed as a credit against the non-United States Holder's United States federal income tax liability and any excess may be refundable, provided that the required information is provided to the IRS.

     THE FEDERAL TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE UNITS, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

                   CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     This discussion describes our view of what the Canada Customs and Revenue Agency (the "CCRA") and ultimately a court would consider to be the Canadian federal income tax consequences that may apply to a holder of Units (a "Non-Canadian Holder" or "Canadian Holder" as defined below) based upon the Income Tax Act (Canada) (the "Tax Act"), the regulations made under the Tax Act (in this section, the "Regulations"), current published administrative and assessing practices of the CCRA published prior to the date hereof and all specific proposals to amend the Tax Act and the Regulations publicly announced prior to the date hereof, and assumes that all proposals will be enacted substantially as proposed, although no assurance in this regard can be given. Unless otherwise indicated, the Canadian federal income tax consequences applicable to the acquisition, ownership and disposition of the Units will not be materially different if the proposals are not enacted. Unless otherwise stated, undefined terms shall have the meaning assigned to them under the Tax Act and Regulations.

     The CCRA and ultimately a court may reach different conclusions than we have in our description of the Canadian federal income tax consequences herein. This discussion may become inaccurate because the law or administrative practice may be changed, possibly retroactively, whether by way of legislative, judicial or governmental action or interpretation. This summary may not cover a holder's particular circumstances because it does not consider foreign, state, provincial or local tax rules or any Canadian federal tax changes other than those that are publicly released prior to the date hereof.

     This summary is of a general nature only and is not intended to be, and should not be interpreted as, tax advice to any particular holder. Holders should consult with their own tax advisor concerning the income tax consequences to them having regard to their own particular circumstances.

     This general discussion of Canadian federal income tax consequences applies to a holder who acquires the Units from Tom Brown and Tom Brown Resources at the original issue price and holds the Units at all relevant times for purposes of the Tax Act as "capital property," and at all relevant times for purposes of the Tax Act deals at "arm's length" with Tom Brown and Tom Brown Resources and is not "affiliated" with Tom Brown and Tom Brown Resources. The Units will generally be considered to be capital property to a holder unless the Units are held in the course of carrying on a business of trading or dealing in securities or otherwise as part of a business of buying and selling securities or were acquired in a transaction or transactions considered to be an adventure or concern in the nature of trade. This summary does not consider any tax consequences arising under provincial, state, local or foreign jurisdictions (but in respect of the United States, please refer to the discussion of the United States federal income tax considerations). In addition, it does not include all of the rules which may affect the Canadian tax treatment of a holder's investment in the Units. For example, special rules not discussed here may apply to a holder who is:

     - a broker-dealer, a dealer in securities or foreign currency, or a "financial institution";

     - an insurance company;

     - a tax-exempt organization;

     - subject to the alternative minimum tax provisions of the Tax Act;

     - holding the Units as part of a hedge, straddle or other risk reduction or constructive sale transaction; or

     - a "tax shelter investment".

     Each Unit consists of a Parent Note and a Subsidiary Note. For Canadian income tax purposes, a purchaser of a Unit will be considered to hold the Parent Note and the Subsidiary Note comprising the Unit and will be required to allocate the purchase price of the Unit on a reasonable basis between the Parent Note and the Subsidiary Note thereby acquired.

     For purposes of the Tax Act, all amounts relating to a Parent Note and a Subsidiary Note issued pursuant to this offering must be expressed in Canadian dollars including interest, "adjusted cost base," and proceeds of disposition. Amounts denominated in United States dollars generally must be converted into Canadian dollars based on the prevailing United States dollar exchange rate at the time of the relevant transactions. A holder may therefore realize additional income or gains due to changes in foreign exchange rates.

NON-CANADIAN HOLDERS

     This section applies to a "Non-Canadian Holder," as defined below.

     Definition of Non-Canadian Holder. A holder is a "Non-Canadian Holder" if the holder is the beneficial owner of the Notes and:

     - is or is deemed to be a non-resident of Canada, at all relevant times, for purposes of the Tax Act; and

     - the holder's Notes are not used or held by the holder in, or described in an inventory of, a business carried on in Canada.

     Taxation of Interest. Interest paid or credited (or deemed to be paid or credited) to a Non-Canadian Holder on a Parent Note and on a Subsidiary Note will be exempt from Canadian withholding tax.

     Sale or Other Disposition of the Notes. A Non-Canadian Holder will not be subject to Canadian federal income tax or withholding tax on a gain recognized on a disposition or deemed disposition of a Note (including, on a sale, exchange, redemption, repurchase, retirement, discharge or payment on maturity of a Note).

CANADIAN HOLDERS

     This section applies to a "Canadian Holder" as defined below.

     Definition of Canadian Holder. A holder is a Canadian Holder if, at all relevant times, the holder is a beneficial owner of the Notes and is resident or deemed resident of Canada for the purposes of the Tax Act.

     Taxation of Interest. If a Canadian Holder is a corporation, partnership, unit trust or a trust of which a corporation or a partnership is a beneficiary, it will be required to include in computing its income for a taxation year all interest that accrues to it on the Notes to the end of that taxation year or that is received or becomes receivable by it before the end of that taxation year, except to the extent such amount was included in computing the holder's income for a preceding taxation year.

     If a Canadian Holder is a beneficial owner of the Notes not described in the foregoing paragraph, including an individual:

     - the holder will be required to include in computing the holder's income for a taxation year all interest on a Note that is received or receivable by the holder in the taxation year (depending on the method the holder regularly follows in computing income); and

     - the holder will be required to include in income, any interest that accrued to the holder to the end of any "anniversary date," to the extent that such amount was not otherwise included in the holder's income for that or a preceding taxation year.

     The amount of interest will include any United States non-resident withholding tax withheld on the interest. United States non-resident withholding tax on the interest may be eligible for foreign tax credit or deduction treatment subject to the detailed rules and limitations under the Tax Act. Canadian Holders are advised to consult their own tax advisors with respect to the availability of a credit or deduction to them having regard to their particular circumstances.

     Canadian-Controlled Private Corporations. If a holder is a Canadian-controlled private corporation, it may be liable to pay an additional refundable tax of 6 2/3% on investment income, including interest income and taxable capital gains (described below).

     Sale or Other Disposition of the Notes. If a Canadian Holder disposes of or is deemed to have disposed of a Note (including on a sale, exchange, redemption, repurchase, retirement, discharge or payment on maturity) the holder must:

     - include in computing the holder's income for the taxation year in which the disposition occurs an amount generally equal to the amount of interest (and premium paid on redemption or repurchase, if any) in respect of the Note that has accrued, to the extent such interest was not otherwise included in computing the holder's income for the taxation year or a previous taxation year; and

     - recognize a capital gain (or capital loss) equal to the difference between the amount the holder receives as proceeds of disposition (net of accrued interest (and premium paid on redemption or repurchase, if any) on the Note included in computing the holder's income as described above, minus any reasonable costs of disposition and minus the holder's adjusted cost base of the Note immediately before the disposition).

     One-half of any capital gain (the taxable capital gain) will be included in the Canadian Holder's income for the taxation year of disposition. The Canadian Holder may deduct one-half of any capital loss so realized (the allowable capital loss) against the holders taxable capital gains in the year of disposition. Any excess of allowable capital losses over taxable capital gains that the holder realizes in the year of disposition may be carried back up to three taxation years or forward indefinitely and deducted against the holders net taxable capital gains in those other years to the extent and in the circumstances prescribed in the Tax Act.

     Capital gains realized by an individual or by most trusts may give rise to alternative minimum tax under the Tax Act.

     Foreign Property Reporting Rules. A Canadian Holder of Parent Notes who is a "specified Canadian entity" for a taxation year or a fiscal period and whose total cost amount of "specified foreign property," including such Parent Notes, at any time in the year or fiscal period exceeds CAD $100,000 will be required to file an information return for the year or period disclosing certain prescribed information in respect of such Parent Notes. With some exceptions, generally, a taxpayer resident in Canada in the year will be a specified Canadian entity. Canadian Holders of Parent Notes should consult their own advisors with respect to the application of these foreign property reporting rules to them.

     Acquisition and Holding of Parent Notes and Subsidiary Notes by some Canadian Holders. Parent Notes will be "qualified investments" for a Canadian Holder that is a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan, or a registered education savings plan (each a "Plan") and will be "prescribed investments" for certain registered investments. Parent Notes will not be "prohibited investments" for a registered pension plan. Parent Notes will be "foreign property" for purposes of Part XI of the Tax Act to a holder that is a Plan, a registered investment or a registered pension plan.

     Subsidiary Notes will not be qualified investments for a Canadian Holder that is a Plan and will not be prescribed investments for registered investments. Subsidiary Notes will be prohibited investments for a registered pension plan in respect of which Tom Brown (or, generally, any person with whom Tom Brown is connected to or does not deal at arm's length) is a participating employer.

     There may be numerous adverse consequences under the Tax Act to a holder who acquires Parent and Subsidiary Notes. Plans, registered pension plans and registered investments are urged to consult their own tax advisors with respect to the potential consequences to them of acquiring, holding and disposing of Parent and Subsidiary Notes.

                                  UNDERWRITING

     Tom Brown, Tom Brown Resources and the underwriters for the offering named below have entered into an underwriting agreement with respect to the Units. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of the indebtedness represented by the Units indicated in the following table.

                                                               Principal Amount
                                                               of Indebtedness
                                                                Represented by
                        Underwriters                              the Units
                        ------------                           ----------------
Goldman, Sachs & Co. .......................................
J.P. Morgan Securities Inc. ................................
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated....................................
BNP Paribas Securities Corp. ...............................
Citigroup Global Markets Inc. ..............................
Scotia Capital (USA) Inc. ..................................
Wachovia Securities, LLC....................................
                                                                 ------------
       Total................................................     $225,000,000
                                                                 ============

     The underwriters are committed to take and pay for all of the Units being offered, if any are taken.

     Units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any Units sold by the underwriters to securities dealers may be sold
at a discount from the initial public offering price of up to           % of the
principal amount of the Units. Any such securities dealers may resell any Units purchased from the underwriters to certain other brokers or dealers at a
discount from the initial public offering price of up to           % of the
principal amount of the Units. If all of the Units are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

     The Units are a new issue of securities with no established trading market. Tom Brown and Tom Brown Resources have been advised by the underwriters that the underwriters intend to make a market in the Units but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Units.

     In connection with the offering, the underwriters may purchase and sell Units in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of Units than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Units while the offering is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased Units sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the Units. As a result, the price of the Units may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

     Each underwriter has agreed that (i) it has not offered or sold, and prior to the six months after the date of issue of the Units will not offer or sell any Units to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied, and will comply with, all applicable provisions of the Financial Services and Markets Act 2000 of Great Britain ("FSMA") with respect to anything done by it in relation to the Units in, from or otherwise involving the United Kingdom, and (iii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Units in circumstances in which section 21(1) of the FSMA does not apply to the issuer or the guarantor.

     Tom Brown estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $800,000.

     Tom Brown and Tom Brown Resources have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking and commercial banking services for Tom Brown, for which they received or will receive customary fees and expenses. Currently, affiliates of J.P. Morgan Securities Inc., BNP Paribas Securities Corp., Scotia Capital (USA) Inc. and Wachovia Securities, LLC are lenders under our credit facilities. Because each of J.P. Morgan Securities Inc., BNP Paribas Securities Corp., Scotia Capital (USA) Inc. and Wachovia Securities, LLC is an underwriter and may receive more than 10% of the entire net proceeds in this offering, the underwriters may be deemed to have a "conflict of interest" under Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the conduct rules. Rule 2720 requires that the yield can be no lower than that recommended by a "qualified independent underwriter", as defined by the NASD. Goldman, Sachs & Co. has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus supplement and the accompanying prospectus form a part. Goldman, Sachs & Co. has received $5,000 from Tom Brown as compensation for such role.

                                 LEGAL MATTERS

     The validity of the Units will be passed upon for us by Vinson & Elkins L.L.P., New York, New York. Certain matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements of Tom Brown, Inc. as of December 31, 2002 and for the year ended December 31, 2002 have been incorporated by reference in the accompanying prospectus in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2002 consolidated financial statements refers to a change in the method of accounting for goodwill and other intangible assets in 2002, and the method of accounting for derivative instruments and hedging activities in 2001.

     The consent of Arthur Andersen LLP to the inclusion of its report regarding our consolidated financial statements with respect to periods prior to 2002, incorporated in the accompanying prospectus by reference, is omitted pursuant to Securities Act Rule 437a. On June 15, 2002, Arthur Andersen was convicted of obstruction of justice by a federal jury in Houston, Texas in connection with Arthur Andersen's work for Enron Corp. On September 15, 2002, a federal judge upheld this conviction. Arthur Andersen ceased its audit practice before the Securities and Exchange Commission on August 31, 2002, and Arthur Andersen is thus unable to deliver a consent with respect to our financial statements. Because Arthur Andersen has not consented to the incorporation by reference of its report in the accompanying prospectus, and because of the circumstances currently affecting Arthur Andersen, as a practical matter, that firm may not be able to satisfy any claims arising from the provision of auditing services to us, including claims you may have that are available to investors under federal and state securities laws.

     The consolidated financial statements of Matador Petroleum Corporation as of December 31, 2002 and 2001 and for the three years ended December 31, 2002 included in Tom Brown, Inc.'s Form 8-K/A dated July 30, 2003 have been incorporated by reference in the accompanying prospectus in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference in the accompanying prospectus, and upon the authority of said firm as experts in auditing and accounting.

     The estimated reserve evaluations and related calculations of Ryder Scott Company, L.P., independent petroleum engineering consultants, included or incorporated by reference in this prospectus supplement and the accompanying prospectuses have been included or incorporated by reference in reliance on the authority of said firm as experts in petroleum engineering.

                  GLOSSARY OF COMMON NATURAL GAS AND OIL TERMS

     The following are definitions of terms commonly used in the natural gas and oil industry and this document.

     Unless otherwise indicated in this document, natural gas volumes are stated at the legal pressure base of the state or area in which the reserves are located at 60 degrees Fahrenheit.

Bcf.  One billion cubic feet of natural gas.

Bcfe. One billion cubic feet of natural gas equivalent. Determined using the ratio of one barrel of crude oil to six Mcf of natural gas.

Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

Btu. British Thermal Unit, or the quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

Capital expenditures. Costs associated with exploratory and development drilling (including exploratory dry holes); leasehold acquisitions; producing property acquisitions; compression equipment; the costs of gathering systems, gas plants and pipelines; and other miscellaneous capital expenditures.

Developed acreage. The number of acres that are allocated or assignable to producing wells or wells capable of production.

Development well. A well drilled within the proved area of a natural gas or oil reservoir to the depth of a stratigraphic horizon known to be productive.

Exploratory well. A well drilled to find and produce natural gas or oil in an unproved area, to find a new reservoir in a field previously found to be productive of natural gas or oil in another reservoir, or to extend a known reservoir.

Finding and development costs. Capital costs incurred in the acquisition, exploration and development of proved natural gas and oil reserves, divided by proved reserve additions, including revisions.

Gross acres or gross wells. The total acres or wells, as the case may be, in which we have a working interest.

Mbbls.  One thousand barrels of crude oil or other liquid hydrocarbons.

Mcf.  One thousand cubic feet of natural gas.

Mcfe. One thousand cubic feet of natural gas equivalent. Determined using the ratio of one barrel of crude oil to six Mcf of natural gas.

Mmbbls.  One million barrels of crude oil or other liquid hydrocarbons.

Mmbtu.  One million Btus.

Mmcf.  One million cubic feet of natural gas.

Mmcfe. One million cubic feet of natural gas equivalent. Determined using the ratio of one barrel of crude oil to six Mcf of natural gas.

Net acres or net wells. A net acre or well is deemed to exist when the sum of our fractional ownership working interests in gross acres or wells, as the case may be, equals one. The number of net acres or wells is the sum of the fractional working interests owned in gross acres or wells, as the case may be, expressed as whole numbers and fractions thereof.

Operator. The individual or company responsible to the working interest owners for the exploration, development and production of a natural gas or oil well or lease.

Present value of future net revenues. The present value of estimated future net revenues to be generated from the production of proved reserves, net of estimated production and ad valorem taxes, future capital costs and operating expenses, using prices and costs in effect as of the date indicated, without giving effect to federal income taxes. The future net revenues have been discounted at an annual rate of 10% to determine their "present value." The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties.

Recompletion. The completion of an existing well for production from a formation that exists behind the casing of the well.

Reserves. Natural gas and crude oil, condensate and natural gas liquids on a net revenue interest basis, found to be commercially recoverable. "Proved developed reserves" includes proved developed producing reserves and proved developed behind-pipe reserves. "Proved developed producing reserves" includes only those reserves expected to be recovered from existing completion intervals in existing wells. "Proved undeveloped reserves" includes those reserves expected to be recovered from new wells on proved undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

Tcfe. One trillion cubic feet of natural gas equivalent. Determined using the ratio of one barrel of crude oil to six Mcf of natural gas.

Undeveloped acreage. Lease acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil, regardless of whether or not such acreage contains proved reserves.

Working interest. An interest in a natural gas and oil lease that gives the owner of the interest the right to drill and produce natural gas and oil on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations. The share of production to which a working interest owner is entitled will always be smaller than the share of costs that the working interest owner is required to bear, with the balance of the production accruing to the owners of royalties.

PROSPECTUS

                             (TOM BROWN INC. LOGO)

                                  $500,000,000

                                TOM BROWN, INC.
                                DEBT SECURITIES
                                  COMMON STOCK
                                PREFERRED STOCK
                               DEPOSITARY SHARES
                              SECURITIES WARRANTS
                            STOCK PURCHASE CONTRACTS
                              STOCK PURCHASE UNITS

                       TOM BROWN RESOURCES FUNDING CORP.
                   DEBT SECURITIES FULLY AND UNCONDITIONALLY
                         GUARANTEED BY TOM BROWN, INC.
                             ---------------------
     Tom Brown, Inc. may offer, from time to time, in one or more series:

     - unsecured senior debt securities;

     - unsecured subordinated debt securities;

     - shares of common stock;

     - shares of preferred stock;

     - depositary shares;

     - securities warrants;

     - stock purchase contracts; and

     - stock purchase units.

     From time to time, Tom Brown Resources Funding Corp. may offer and sell senior and subordinated debt securities in one or more series, consisting of notes, debentures or other evidences of indebtedness. The debt securities will be fully and unconditionally guaranteed by Tom Brown, Inc.

     The aggregate initial public offering price of all securities offered under this prospectus will not exceed $500,000,000. The securities:

     - will be offered at prices and on terms to be set forth in an accompanying prospectus supplement;

     - may be denominated in U.S. dollars or in other currencies or currency units;

     - may be offered separately or together, or in separate series; and

     - may be listed on a national securities exchange, if specified in an accompanying prospectus supplement.

     This prospectus provides you with a general description of the securities that may be offered. Each time securities are sold, we will provide one or more supplements to this prospectus that contain more specific information about the offering and the terms of the securities being offered. The supplements may also add, update or change information contained in this prospectus. This prospectus may not be used to offer or sell securities without a prospectus supplement describing the method and terms of the offering.

     You should carefully read this prospectus and any accompanying prospectus supplement before you invest in any of our securities.

     Tom Brown, Inc.'s common stock is listed on the New York Stock Exchange under the symbol "TBI."
                             ---------------------
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------
                    This prospectus is dated August 20, 2003

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About This Prospectus.......................................    i
About Tom Brown.............................................    1
About Tom Brown Resources...................................    1
Use of Proceeds.............................................    1
Ratios of Earnings to Fixed Charges and Earnings to Fixed
  Charges
  and Preferred Stock Dividends.............................    2
Description of Debt Securities..............................    2
Description of Common Stock and Preferred Stock of Tom
  Brown.....................................................   13
Description of Depositary Shares of Tom Brown...............   17
Description of Securities Warrants of Tom Brown.............   19
Description of Stock Purchase Contracts and Stock Purchase
  Units of Tom Brown........................................   20
Plan of Distribution........................................   21
Legal Matters...............................................   22
Experts.....................................................   22
Where You Can Find More Information.........................   22

                             ---------------------

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the "SEC," using a "shelf" registration process. Under this shelf registration process, we may, over time, offer and sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $500,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide one or more prospectus supplements that will contain specific information about the terms of that offering. A prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

     Unless the context requires otherwise or unless otherwise noted, all references in this prospectus or any prospectus supplement to "Tom Brown" are to Tom Brown, Inc. and its subsidiaries, references to "Tom Brown Resources" are to Tom Brown Resources Funding Corp. and references to "we," "us" or "our" are to both Tom Brown and Tom Brown Resources.

                                ABOUT TOM BROWN

     Tom Brown is engaged primarily in the exploration for, and the acquisition, development, production, marketing, and sale of, natural gas, natural gas liquids and crude oil in North America. Tom Brown's activities are conducted principally in the Wind River and Green River Basins of Wyoming, the Piceance Basin of Colorado, the Paradox Basin of Utah and Colorado, the Val Verde Basin and Permian Basin of west Texas and southeastern New Mexico, the east Texas Basin and the western Canadian Sedimentary Basin. Tom Brown also, to a lesser extent, conducts exploration and development activities in other areas of the continental United States and Canada.

     Tom Brown's executive offices are located at 555 Seventeenth Street, Suite 1850, Denver, Colorado 80202, and the telephone number there is (303) 260-5000. Tom Brown maintains a website on the Internet at http://www.tombrown.com. Unless specifically incorporated by reference in this prospectus, information that you may find on the website is not part of this prospectus.

                           ABOUT TOM BROWN RESOURCES

     Tom Brown Resources is an unlimited liability company incorporated in February 2001 under the laws of Nova Scotia, Canada. Tom Brown Resources is a direct wholly owned subsidiary of Tom Brown. Any debt securities issued under this prospectus by Tom Brown Resources will be guaranteed by Tom Brown.

     The principal place of business of Tom Brown Resources is c/o Tom Brown Resources Ltd., 736 8th Avenue, SW, 7th Floor, Calgary, Alberta, Canada T2P 1H4, and the telephone number there is (403) 515-6000.

                                USE OF PROCEEDS

     Except as may otherwise be described in a prospectus supplement, the net proceeds from the sale of the securities offered pursuant to this prospectus and any prospectus supplement will be used for general corporate purposes. These purposes may include, but are not limited to:

     - reduction or refinancing of debt or other corporate obligations;

     - acquisitions;

     - capital expenditures; and

     - working capital.

     Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of the offering and will be described in a prospectus supplement.

                    RATIOS OF EARNINGS TO FIXED CHARGES AND
            EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     Tom Brown's consolidated ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends for each of the periods indicated are as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                   -----------------------------------
                                                   1998    1999   2000    2001    2002
                                                   -----   ----   -----   -----   ----
                                                          (DOLLARS IN MILLIONS)
Ratio of earnings to fixed charges...............     --   2.86   17.49   14.42   2.64
Deficiency in the coverage of fixed charges by
  earnings before fixed charges..................  $71.4     --      --      --     --
Ratio of earnings to fixed charges and preferred
  stock dividends................................     --   1.95   14.39   14.42   2.64
Deficiency in the coverage of fixed charges and
  preferred stock dividends by earnings before
  fixed charges..................................  $74.1     --      --      --     --

---------------

     - "Earnings" consist of income (loss) before provision for income taxes and cumulative effects of changes in accounting principles, plus fixed charges (excluding capitalized interest).

     - "Fixed charges" consist of interest expense (including amortization of debt discount or premium), and the estimated interest factor attributable to rentals.

     - In 1998, the coverage deficiency was principally related to a $51.3 million impairment provision recognized on Tom Brown's investment in oil and gas properties.

     As of the date of this prospectus, there are no outstanding shares of preferred stock.

                         DESCRIPTION OF DEBT SECURITIES


     The Debt Securities will be either senior debt securities of Tom Brown or Tom Brown Resources ("Senior Debt Securities") or subordinated debt securities of Tom Brown or Tom Brown Resources ("Subordinated Debt Securities"). The Senior Debt Securities and the Subordinated Debt Securities will be issued under one or more Indentures between Tom Brown and/or Tom Brown Resources and a U.S. banking institution selected by Tom Brown and/or Tom Brown Resources, as "Trustee." Senior Debt Securities will be issued under a "Senior Indenture" and Subordinated Debt Securities will be issued under a "Subordinated Indenture." Collectively, the Senior Indentures and the Subordinated Indentures are called "Indentures." The Debt Securities may be issued from time to time in one or more series.


     We have summarized all material provisions of the Indentures below. We have filed the forms of each Indenture with the SEC as exhibits to the registration statement of which this prospectus is a part, and you should read such documents for provisions that may be important to you. In the summary below, we have included references to section numbers of the applicable Indentures so that you can easily locate these provisions. Whenever we refer in this prospectus or in the prospectus supplement to particular sections or defined terms of an Indenture, such sections or defined terms are incorporated by reference herein or therein, as applicable. Capitalized terms used in this summary have the meanings specified in the Indentures.

     For purposes of this section, the "Issuer" means Tom Brown, in the case of Debt Securities issued by Tom Brown, and Tom Brown Resources, in the case of Debt Securities issued by Tom Brown Resources, while the "Guarantor" means Tom Brown, in the case of Debt Securities issued by Tom Brown Resources, and has no meaning in the case of Debt Securities issued by Tom Brown.

GENERAL

     The Indentures provide that Debt Securities in separate series may be issued thereunder from time to time without limitation as to aggregate principal amount. The Issuer may specify a maximum aggregate principal amount for the Debt Securities of any series. (Section 301) The Issuer will determine the terms and conditions of the Debt Securities, including the maturity, principal and interest, but those terms must be consistent with the applicable Indenture. The Debt Securities will be the Issuer's unsecured obligations.

     The Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all of the Issuer's Senior Debt (as defined) as described under "-- Subordination of Subordinated Debt Securities" and in the prospectus supplement applicable to any Subordinated Debt Securities. If the prospectus supplement so indicates, the Subordinated Debt Securities of Tom Brown will be convertible into Tom Brown's common stock as described in the prospectus supplement.

     The Debt Securities issued by Tom Brown Resources will be guaranteed by Tom Brown as described under "-- Guarantees" and in the prospectus supplement applicable to any such Debt Securities.

     The applicable prospectus supplement will set forth the price or prices at which the Debt Securities to be offered will be issued and will describe the following terms of such Debt Securities:

     (1) the title of the Debt Securities;

     (2) whether the Debt Securities are Senior Debt Securities or Subordinated Debt Securities and, if Subordinated Debt Securities, the related subordination terms;

     (3) any limit on the aggregate principal amount of the Debt Securities;

     (4) the Person to whom any interest on a Debt Security will be payable;

     (5) the dates on which the principal of the Debt Securities will be payable;

     (6) the rate at which the Debt Securities will bear interest, the dates from which interest shall accrue and the interest payment dates for the Debt Securities;

     (7) the places where payments on the Debt Securities will be payable;

     (8) any terms upon which the Debt Securities may be redeemed, in whole or in part, at the Issuer's option, including any redemption provisions relating to the obligation of Tom Brown Resources or the Guarantor to pay any Additional Amounts (as defined in "-- Additional Amounts") with respect to the Debt Securities issued by Tom Brown Resources as a result of a change in the laws or regulations of Canada (or any political subdivision or taxing authority thereof or therein), or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the issuance date of any Debt Securities issued by Tom Brown Resources;

     (9) any sinking fund or other provisions that would obligate the Issuer to repurchase or otherwise redeem the Debt Securities;

     (10) the portion of the principal amount, if less than all, of the Debt Securities that will be payable upon declaration of acceleration of the Maturity of the Debt Securities;

     (11) whether the Debt Securities are defeasible;

     (12) any addition to or change in the Events of Default;

     (13) any addition to or change in the covenants in the Indenture applicable to any of the Debt Securities;

     (14) whether the Debt Securities are convertible into, or exchangeable for, securities or other property of the Issuer and, if so, the terms and conditions upon which conversion will be effected, including the initial conversion price and any adjustments thereto, the conversion period and other conversion provisions;


     (15) whether the Debt Securities are issued together with other securities of the Issuer or an affiliated issuer as a unit; and

     (16) any other terms of the Debt Securities not inconsistent with the provisions of the Indenture. (Section 301)

     Debt Securities may be sold at a substantial discount below their principal amount. Special United States federal income tax considerations applicable to Debt Securities sold at an original issue discount may be described in the applicable prospectus supplement. In addition, special United States federal income tax or other considerations applicable to any Debt Securities that are denominated in a currency or currency unit other than United States dollars may be described in the applicable prospectus supplement.

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

     The indebtedness evidenced by the Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture with respect to each series of Subordinated Debt Securities, be subordinate in right of payment to the prior payment in full of all of the Issuer's Senior Debt, including the Senior Debt Securities, and it may also be senior in right of payment to all of the Issuer's Subordinated Debt. The Subordinated Debt Securities issued by Tom Brown Resources will be guaranteed on a subordinated unsecured basis by Tom Brown, which guarantee (the "Guarantee") will be subordinated in right of payment to the prior payment in full of all of Tom Brown's Senior Debt and which Guarantee may also be senior in right of payment to all of Tom Brown's Subordinated Debt. The prospectus supplement relating to any Subordinated Debt Securities will summarize the subordination provisions of the Subordinated Indenture applicable to that series including:

     - the applicability and effect of such provisions upon any payment or distribution of the Issuer's assets to creditors upon any liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors or marshaling of assets or any bankruptcy, insolvency or similar proceedings;

     - the applicability and effect of such provisions in the event of specified defaults with respect to any Senior Debt, including the circumstances under which and the periods in which the Issuer will be prohibited from making payments on the Subordinated Debt Securities; and

     - the definition of Senior Debt applicable to the Subordinated Debt Securities of that series and, if the series is issued on a senior subordinated basis, the definition of Subordinated Debt applicable to that series.

     The prospectus supplement will also describe as of a recent date the approximate amount of Senior Debt to which the Subordinated Debt Securities of that series will be subordinated.

     The failure to make any payment on any of the Subordinated Debt Securities by reason of the subordination provisions of the Subordinated Indenture described in the prospectus supplement will not be construed as preventing the occurrence of an Event of Default with respect to the Subordinated Debt Securities arising from any such failure to make payment.

     The subordination provisions described above will not be applicable to payments in respect of the Subordinated Debt Securities from a defeasance trust established in connection with any defeasance or covenant defeasance of the Subordinated Debt Securities as described under "-- Defeasance and Covenant Defeasance."

GUARANTEE

     Tom Brown will fully and unconditionally guarantee to each holder of a Debt Security issued by Tom Brown Resources and authenticated and delivered by the Trustee the due and punctual payment of the principal of, and any premium and interest on, the Debt Security, when and as it becomes due and payable, whether at maturity, upon acceleration, by call for redemption, repayment or otherwise at maturity, by acceleration, by redemption or otherwise in accordance with the terms of the Debt Securities and of the applicable Indenture.

     Tom Brown will:

     - agree that, if an Event of Default occurs under the Debt Securities, its obligations under the Guarantee will be absolute and unconditional and will be enforceable irrespective of any invalidity, irregularity or unenforceability of any series of the Debt Securities or the applicable Indenture or any supplement thereto;

     - waive its right to require the Trustee or the holders to pursue to exhaustion their legal or equitable remedies against Tom Brown Resources before exercising their rights under the Guarantee; and

     - agree to be subject to the restrictions set forth below under "-- Consolidation, Merger and Sale of Assets" as if Tom Brown was the "Issuer."

ADDITIONAL AMOUNTS

     All payments made by the Issuer under or with respect to the Debt Securities issued by Tom Brown Resources and by the Guarantor under or with respect to the Guarantee (the Issuer and the Guarantor being referred to for purposes of this paragraph, individually, as an "Obligor" and, collectively, as the "Obligors") will be made free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (or the jurisdiction of incorporation of any successor of any Obligor) (hereunder, "Taxes"), unless the applicable Obligor or any successor, as the case may be, is required to withhold or deduct Taxes by law or by the interpretation or administration thereof by the relevant governmental authority or agency. If any Obligor or any successor, as the case may be, is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Debt Securities issued by Tom Brown Resources or the Guarantee, such Obligor will pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the Holder would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a Holder (an "Excluded Holder") in respect of a beneficial owner (i) with which the Issuer does not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment or (ii) that is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere acquisition, holding or disposition of the Debt Securities issued by Tom Brown Resources or the receipt of payments thereunder. The Obligors will also (i) make such withholding or deduction and
(ii) remit the full amount deducted or withheld to the relevant government authority in accordance with applicable law. The Obligors will furnish to the Holders, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment. The Obligors will, jointly and severally, indemnify and hold harmless each Holder (other than an Excluded Holder) and upon written request reimburse each such Holder for the amount of (i) any Taxes so levied or imposed and paid by such Holder as a result of payments made under or with respect to the Debt Securities or the Guarantee, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (iii) any Taxes imposed with respect to any reimbursement under (i) or (ii) so that the net amount received by such Holder after such reimbursement will not be less than the net amount the Holder would have received if Taxes on such reimbursement had not been imposed.

     At least 30 days prior to each date on which any payment under or with respect to the Debt Securities issued by Tom Brown Resources is due and payable, if the Issuer will be obligated to pay Additional Amounts with respect to such payment, the Issuer will deliver to the applicable Trustee an Officers' Certificate stating the fact that such Additional Amounts will be payable and the amounts so payable, and will set forth such other information necessary to enable such Trustee to pay such Additional Amounts to Holders on the payment date. Whenever the applicable Indenture mentions, in any context, the payment of principal (and premium, if any), redemption price, interest or any other amount payable under or with respect to any Debt Security issued by Tom Brown Resources, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

     The Issuer will pay any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies that arise in any jurisdiction from the execution, delivery, enforcement or registration of the Debt Securities or any other document or instrument in relation thereto, or the receipt of any payments with respect to the Debt Securities, excluding such taxes, charges or similar levies imposed by any jurisdiction outside of Canada, the jurisdiction of incorporation of any successor of the Issuer or any jurisdiction in which a paying agent is located, and has agreed to indemnify the Holders for any such taxes paid by such Holders.

     The foregoing obligations shall survive any termination, defeasance or discharge of the applicable Indenture, and the payment of amounts owing under or with respect to the Debt Securities issued by Tom Brown Resources and the Guarantees.

FORM, EXCHANGE AND TRANSFER

     The Debt Securities of each series will be issuable only in registered form, without coupons, and, unless otherwise specified in the applicable Indenture, only in denominations of $1,000 and integral multiples thereof. (Section 302)

     At the option of the Holder, subject to the terms of the applicable Indenture and the limitations applicable to Global Securities, Debt Securities of each series will be exchangeable for other Debt Securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount. (Section 305)

     Subject to the terms of the applicable Indenture and the limitations applicable to Global Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or accompanied by a duly executed written instrument of transfer in form satisfactory to the Issuer) at the office of the Security Registrar or at the office of any transfer agent designated by the Issuer for such purpose. No service charge will be made for any registration of transfer or exchange of Debt Securities, but the Issuer may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Security Registrar and any other transfer agent initially designated by the Issuer for any Debt Securities will be named in the applicable prospectus supplement. (Section 305) The Issuer may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that the Issuer will be required to maintain a transfer agent in each Place of Payment for the Debt Securities of each series. (Section 1002).

     If the Debt Securities of any series (or of any series and specified terms) are to be redeemed in part, the Issuer will not be required to (i) issue, register the transfer of or exchange any Debt Security of that series (or of that series and specified terms, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debt Security that may be selected for redemption and ending at the close of business on the day of such mailing or (ii) register the transfer of or exchange any Debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Debt Security being redeemed in part. (Section 305).

GLOBAL SECURITIES

     Some or all of the Debt Securities of any series may be represented, in whole or in part, by one or more Global Securities that will have an aggregate principal amount equal to that of the Debt Securities represented thereby. Each Global Security will be registered in the name of a Depositary or its nominee identified in the applicable prospectus supplement, will be deposited with such Depositary or nominee or its custodian and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the applicable Indenture.

     Notwithstanding any provision of the Indentures or any Debt Security described in this prospectus, no Global Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for such Global Security or any nominee of such Depositary unless:

     (1) the Depositary has notified the Issuer that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the applicable Indenture;

     (2) an Event of Default with respect to the Debt Securities represented by such Global Security has occurred and is continuing and the Security Registrar has received a written request from the Depositary to issue certificated Debt Securities; or

     (3) other circumstances exist, in addition to or in lieu of those described above, as may be described in the applicable prospectus supplement.

     All Debt Securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct. (Sections 205 and 305)

     As long as the Depositary, or its nominee, is the registered Holder of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Security and the Debt Securities that it represents for all purposes under the Debt Securities and the applicable Indenture. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Debt Securities that it represents registered in their names, will not receive or be entitled to receive physical delivery of certificated Debt Securities in exchange therefor and will not be considered to be the owners or Holders of such Global Security or any Debt Securities that it represents for any purpose under the Debt Securities or the applicable Indenture. All payments on a Global Security will be made to the Depositary or its nominee, as the case may be, as the Holder of the security. The laws of some jurisdictions require that some purchasers of Debt Securities take physical delivery of such Debt Securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

     Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depositary or its nominee ("participants") and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of Debt Securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of the Issuer, the Trustees or the agents of the Issuer or the Trustees will have any responsibility or liability for any aspect of the Depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a Debt Security on any Interest Payment Date will be made to the Person in whose name such Debt Security (or one or more Predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest. (Section 307)

     Unless otherwise indicated in the applicable prospectus supplement, principal of and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as the Issuer may designate for such purpose from time to time, except that at the Issuer's option payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the applicable prospectus supplement, the corporate trust office of the Trustee under the Senior Indentures in The City of New York will be designated as sole Paying Agent for payments with respect to Senior Debt Securities of each series, and the corporate trust office of the Trustee under the Subordinated Indentures in The City of New York will be designated as the sole Paying Agent for payment with respect to Subordinated Debt Securities of each series. Any other Paying Agents initially designated by the Issuer for the Debt Securities of a particular series will be named in the applicable prospectus supplement. The Issuer may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Issuer will be required to maintain a Paying Agent in each Place of Payment for the Debt Securities of a particular series. (Section 1002)

     All moneys paid by the Issuer or the Guarantor, if any, to a Paying Agent for the payment of the principal of or any premium or interest on any Debt Security that remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to the Issuer or the Guarantor, and the Holder of such Debt Security thereafter may look only to the Issuer or Guarantor for payment thereof. (Section 1003)

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Issuer, or the Guarantor, if any, may not consolidate with or merge into, or transfer, sell, lease or otherwise dispose of all or substantially all of its assets to, any Person (a "successor Person"), and may not permit any Person to consolidate with or merge into it, unless:

     (1) in a transaction in which the Issuer or the Guarantor is not the successor Person, the successor Person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction or, in the case of Debt Securities issued by Tom Brown Resources, under the laws of Canada or any province or territory thereof, and expressly assumes the Issuer's or the Guarantor's, as the case may be, obligations on the Debt Securities or the Guarantee, as applicable, and under the Indentures;

     (2) immediately after giving effect to the transaction, no Event of Default, and no event that, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing;

     (3) several other conditions, including any additional conditions with respect to any particular Debt Securities specified in the applicable prospectus supplement, are met;

     (4) the successor Person shall be the Issuer, Guarantor or a Wholly Owned Subsidiary of the Guarantor; and

     (5) in a transaction in which the Guarantor is not the successor Person, the Guarantor confirms its obligations under the Guarantee and the applicable Indenture. (Section 801)

EVENTS OF DEFAULT

     Unless otherwise specified in the prospectus supplement, each of the following will constitute an Event of Default under the applicable Indenture with respect to Debt Securities of any series:

     (1) the Issuer and the Guarantor, if any, fail to pay principal of or any premium on any Debt Security of that series when due, whether or not, in the case of Subordinated Debt Securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;

     (2) the Issuer and the Guarantor, if any, fail to pay any interest on any Debt Securities of that series when due, continued for 30 days, whether or not, in the case of Subordinated Debt Securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;

     (3) the Issuer and the Guarantor, if any, fail to deposit any sinking fund payment, when due, in respect of any Debt Security of that series, whether or not, in the case of Subordinated Debt Securities, such deposit is prohibited by the subordination provisions of the Subordinated Indenture;

     (4) the Issuer or the Guarantor, if any, fail to perform or comply with the provisions described under "-- Consolidation, Merger and Sale of Assets";

     (5) the Issuer or the Guarantor, if any, fail to perform any of its other covenants in such Indenture (other than a covenant included in such Indenture solely for the benefit of a series other than that series), continued for 60 days after written notice has been given by the applicable Trustee, or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series, as provided in such Indenture; and

     (6) certain events of bankruptcy, insolvency or reorganization affecting the Issuer, any Significant Subsidiary or any group of Subsidiaries that together would constitute a Significant Subsidiary. (Section 501)

     If an Event of Default (other than an Event of Default described in clause
(6) above) with respect to the Debt Securities of any series at the time Outstanding shall occur and be continuing, either the applicable Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series by notice as provided in the Indenture may declare the principal amount of the Debt Securities of that series (or, in the case of any Debt Security that is an Original Issue Discount Debt Security or the principal amount of which is not then determinable, such portion of the principal amount of such Debt Security, or such other amount in lieu of such principal amount, as may be specified in the terms of such Debt Security) to be due and payable immediately. If an Event of Default described in clause (6) above with respect to the Debt Securities of any series at the time Outstanding shall occur, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Security or other Debt Security, such specified amount) will automatically, and without any action by the applicable Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration if (1) the Issuer or the Guarantor, if any, has paid or deposited with the Trustee an amount sufficient to pay the principal of and premium on any Debt Securities of that series that have become due other than by declaration of acceleration, all overdue interest on such Debt Securities, interest on any overdue interest (if lawful), any amounts paid by the Trustee under the applicable Indenture and the reasonable compensation and expenses of the Trustee and (2) all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the applicable Indenture. (Section 502) For information as to waiver of defaults, see "-- Modification and Waiver" below.

     Subject to the provisions of the Indentures relating to the duties of the Trustees in case an Event of Default shall occur and be continuing, each Trustee will be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to such Trustee reasonable indemnity. (Section
603) Subject to such provisions for the indemnification of the Trustees, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Section 512)

     No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the applicable Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

     (1) such Holder has previously given to the Trustee under the applicable Indenture written notice of a continuing Event of Default with respect to the Debt Securities of that series;

     (2) the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee; and

     (3) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507)

     However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security or, if applicable, to convert such Debt Security. (Section 508)

     The Issuer and the Guarantor, if any, each will be required to furnish to each Trustee annually a statement by certain of such entity's officers as to whether or not the Issuer or the Guarantor, as the case may be, to their knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the applicable Indenture and, if so, specifying all such known defaults. (Section 1004)

MODIFICATION AND WAIVER

     Modifications and amendments of an Indenture may be made by the Issuer or the Guarantor, if any, and the applicable Trustee with the consent of the Holders of a majority in principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby:

     (1) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security;

     (2) reduce the principal amount of, or any premium or interest on, any Debt Security;

     (3) reduce the amount of principal of an Original Issue Discount Security or any other Debt Security payable upon acceleration of the Maturity thereof;

     (4) change the place or currency of payment of principal of, or any premium or interest on, any Debt Security;

     (5) impair the right to institute suit for the enforcement of any payment on or any conversion right with respect to any Debt Security;

     (6) in the case of Subordinated Debt Securities, modify the subordination or conversion provisions in a manner adverse to the Holders of the Subordinated Debt Securities;

     (7) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture;

     (8) reduce the percentage in principal amount of Outstanding Debt Securities of any series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

     (9) modify such provisions with respect to modification and waiver. (Section 902)

     The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive compliance by the Issuer or the Guarantor, as the case may be, with certain restrictive provisions of the applicable Indenture. (Section 1009) The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive any past default under the applicable Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the applicable Indenture that cannot be amended without the consent of the Holder of each Outstanding Debt Security of such series affected. (Section 513)

     The Indentures provide that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given or taken any direction, notice, consent, waiver or other action under such Indenture as of any date:

     (1) the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal thereof that would be due and payable as of such date upon acceleration of the Maturity thereof to such date;

     (2) if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable (for example, because it is based on an index), the principal amount of such Debt Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Debt Security; and

     (3) the principal amount of a Debt Security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the U.S. dollar equivalent, determined as of such date in the manner prescribed for such Debt Security, of the principal amount of such Debt Security (or, in the case of a Debt Security described in clause (1) or (2) above, of the amount described in such clause).

     Certain Debt Securities, including those for whose payment or redemption money has been deposited or set aside in trust for the Holders and those that have been fully defeased pursuant to Section 1502, will not be deemed to be Outstanding. (Section 101)

     Except in certain limited circumstances, the Issuer or the Guarantor, as the case may be, will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Debt Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the applicable Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, such action may be taken only by persons who are Holders of Outstanding Debt Securities of that series on the record date. To be effective, such action must be taken by Holders of the requisite principal amount of such Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such other period as may be specified by the Issuer or the Guarantor, as the case may be (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time. (Section 104)

DEFEASANCE AND COVENANT DEFEASANCE

     If and to the extent indicated in the applicable prospectus supplement, the Issuer may elect, at its option at any time, to have the provisions of Section 1502, relating to defeasance and discharge of indebtedness, or Section 1503, relating to defeasance of certain restrictive covenants applied to the Debt Securities of any series, or to any specified part of a series. (Section 1501)

     Defeasance and Discharge. The Indentures provide that, upon the Issuer's exercise of its option (if any) to have Section 1502 applied to any Debt Securities, the Issuer and the Guarantor will be discharged from all their respective obligations, and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination (but not to conversion, if applicable) and the provisions of any Indentures of Tom Brown Resources relating to guarantees, will cease to be effective, with respect to such Debt Securities (except for certain obligations to exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such

Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Such defeasance or discharge may occur only if, among other things:

     (1) the Issuer has delivered to the applicable Trustee an Opinion of Counsel to the effect that it has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur;

     (2) no Event of Default or event that with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing;

     (3) such deposit, defeasance and discharge will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which the Issuer or the Guarantor is a party or by which such party is bound;

     (4) in the case of Subordinated Debt Securities, at the time of such deposit, no default in the payment of all or a portion of principal of (or premium, if any) or interest on any of the Issuer's Senior Debt shall have occurred and be continuing, no event of default shall have resulted in the acceleration of any of the Issuer's Senior Debt and no other event of default with respect to any of the Issuer's Senior Debt shall have occurred and be continuing permitting after notice or the lapse of time, or both, the acceleration thereof; and

     (5) the Issuer has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940. (Sections 1502 and 1504)

     Defeasance of Certain Covenants. The Indentures provide that, upon the Issuer's exercise of its option (if any) to have the provisions of the applicable Indenture relating to covenant defeasance applied to any Debt Securities, the Issuer may omit to comply with certain restrictive covenants, including those that may be described in the applicable prospectus supplement, the occurrence of certain Events of Default, which are described above in clause
(5) (with respect to such restrictive covenants) and clause (6) under "Events of Default" and any that may be described in the applicable prospectus supplement, will not be deemed to either be or result in an Event of Default and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination (but not to conversion, if applicable) will cease to be effective, in each case with respect to such Debt Securities. In order to exercise such option, the Issuer or the Guarantor must deposit, in trust for the benefit of the Holders of such Debt Securities, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Such covenant defeasance may occur only if the Issuer has delivered to the applicable Trustee an Opinion of Counsel that in effect says that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur, and the requirements set forth in clauses (2), (3), (4) and
(5) above are satisfied. If the Issuer exercises this option with respect to any Debt Securities and such Debt Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt

Securities upon any acceleration resulting from such Event of Default. In such case, the Issuer or the Guarantor, as the case may be, would remain liable for such payments. (Sections 1503 and 1504)

NOTICES

     Notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register. (Sections 101 and 106)

TITLE

     The Issuer, the Guarantor, if any, the Trustees and any agent of the Issuer, the Guarantor, if any, or a Trustee may treat the Person in whose name a Debt Security is registered as the owner of the Debt Security (whether or not such Debt Security may be overdue) for the purpose of making payment and for all other purposes. (Section 308)

TRUSTEES

     The Issuer may maintain banking and other commercial relationships with any Trustee and its affiliates in the ordinary course of business and any Trustee may own debt securities and serve as Trustee under the Issuer's other indentures.

GOVERNING LAW

     The Indentures, the Guarantees and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York. (Section
112)

          DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK OF TOM BROWN

     Tom Brown's authorized capital stock currently consists of 55,000,000 shares of common stock, $.10 par value per share, and 2,500,000 shares of preferred stock, $.10 par value per share. We have summarized all material information relating to Tom Brown's capital stock. For a detailed description, reference is made to Tom Brown's certificate of incorporation.

COMMON STOCK

     Tom Brown's common stock is traded on the New York Stock Exchange under the symbol "TBI." As of August 20, 2003, 39,564,497 shares of common stock were issued and held of record by approximately 1,727 holders.

     Holders of shares of Tom Brown's common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. There are no cumulative voting rights with respect to the election of directors. Holders of common stock have no preemptive rights and are entitled to such dividends as may be declared by Tom Brown's board of directors out of legally available funds. The common stock is not entitled to any sinking fund, redemption or conversion provisions. If Tom Brown liquidates, dissolves, or winds up its business, the holders of common stock will be entitled to share ratably in Tom Brown's net assets remaining after the payment of all creditors and the liquidation preferences of any preferred stock. The outstanding shares of common stock are, and additional shares of common stock that Tom Brown issues will be, fully paid and non-assessable. Tom Brown has never paid any cash dividends and does not intend to pay any cash dividends on the common stock in the foreseeable future.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock, as well as the rights agent under Tom Brown's rights plan, is EquiServe Trust Company, N.A.

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PREFERRED STOCK

     The prospectus supplement will specify any terms of any series of Tom Brown's preferred stock offered by it including:

     - the series, the number of shares offered and the liquidation value of the preferred stock,

     - the price at which the preferred stock will be issued,

     - the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock,

     - the liquidation preference of the preferred stock,

     - whether the preferred stock is redeemable or subject to a sinking fund, and the terms of any such redemption or sinking fund,

     - whether the preferred stock is convertible into or exchangeable for any other securities, and the terms of any such conversion or exchange, and

     - any additional rights, preferences, qualifications, limitations or restrictions of the preferred stock.

     The description of the terms of the preferred stock to be set forth in an applicable prospectus supplement will not be complete and will be subject to and qualified in its entirety by reference to the statement of resolution relating to the applicable series of preferred stock. The registration statement of which this prospectus forms a part will include the statement of resolution as an exhibit or will incorporate it by reference.

     Tom Brown's certificate of incorporation authorizes Tom Brown's board to issue up to 2,500,000 shares of preferred stock without stockholder approval and to set the rights, preferences and other designations, including voting rights, of those shares as Tom Brown's board of directors may determine. These provisions, alone or in combination with each other and with the stockholder rights plan described below, may discourage transactions involving actual or potential changes of control of Tom Brown, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of common stock.

SPECIAL PROVISIONS OF TOM BROWN'S CERTIFICATE OF INCORPORATION AND DELAWARE LAW

     Tom Brown's certificate of incorporation and bylaws contain provisions that may have the effect of delaying, deferring or preventing a change in control of Tom Brown. These provisions, among other things, provide for noncumulative voting in the election of directors, impose certain procedural requirements on stockholders who wish to make nomination for the election of directors or propose other actions at stockholders' meetings and two-thirds voting requirements for the amendment of certain provisions of Tom Brown's bylaws.

     Tom Brown's certificate of incorporation limits the liability of Tom Brown's directors (in their capacity as directors but not in their capacity as officers) to Tom Brown or its stockholders. Specifically, Tom Brown's directors will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability for (a) any breach of the director's duty of loyalty to Tom Brown or its stockholders, (b) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (d) any transaction from which the director derived an improper personal benefit. In addition to the circumstances in which a director is not personally liable as set forth in the preceding sentence, a director will not be liable to the fullest extent permitted by any amendment to the Delaware General Corporation Law hereafter enacted that further limits the liability of a director.

     Tom Brown's bylaws and certificate of incorporation provide that Tom Brown shall indemnify its officers, directors, employees and agents to the full extent permitted by law only if such indemnification with respect to any particular proceeding is authorized by Tom Brown's board of directors. In addition, Tom Brown may pay expenses incurred in defending any proceeding in advance of its final disposition if the indemnified person undertakes to repay all amounts advanced if it should ultimately be determined that such person was not entitled to indemnification.

     Section 145 of the Delaware General Corporation Law, inter alia, authorizes a corporation to indemnify any person who was or is a party or is threatened to be made a party to any suit or proceeding (other than an action by or in the right of the corporation) because such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. Similarly, indemnity is authorized for such persons against expenses (including attorneys' fees) actually and reasonably incurred in defense or settlement of any pending, completed or threatened action or suit by or in the right of a corporation, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct.

     Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him.

     Tom Brown is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (a) before that person became an interested stockholder, the corporation's board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (b) upon completion of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (c) following the transaction in which that person became an interested stockholder, the business combination is approved by the corporation's board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder. Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office. "Business combination" includes mergers, assets sales and other transactions resulting in a financial benefit to the stockholder. "Interested stockholder" is a person who, together with affiliates and associates, owns (or, within three years, did own) 15% or more of the corporation's voting stock.

STOCKHOLDER RIGHTS PLAN

     Tom Brown has a stockholder rights plan.

     Under the rights plan, each right entitles the registered holder to purchase from Tom Brown one-hundredth of a share of Tom Brown's Series B Preferred Stock, $.10 par value (the "preferred shares"), at a price of $120 per one one-hundredth of a preferred share, subject to adjustment.

     Until the distribution date, the rights will be evidenced by the certificates representing Tom Brown's common stock.

     The rights will separate from the common stock, or a distribution date will occur, upon the earlier of:

     - 10 business days following a public announcement that a person or group of affiliated or associated persons acquired beneficial ownership of 15% or more of Tom Brown's outstanding common stock (an "acquiring person"), subject to certain exceptions set forth in the rights plan, or

     - 10 business days following the commencement or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of Tom Brown's common stock.

     Until the distribution date, the rights will be transferred with and only with Tom Brown's common stock. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of Tom Brown's common stock as of the close of business on the distribution date and such separate rights certificates alone will thereafter evidence the rights.

     The rights are not exercisable until the distribution date. The rights will expire on March 1, 2011, unless the expiration date is extended or unless the rights are earlier redeemed as described below.

     The preferred shares purchasable upon exercise of the rights will be nonredeemable. Each preferred share will have a minimum preferential quarterly dividend rate of $1.00 per share, but will be entitled to an aggregate dividend of 100 times the dividend, if any, declared on Tom Brown's common stock. In the event of liquidation, the holders of the preferred shares will receive a preferential liquidation payment of $100 per share, but will be entitled to receive an aggregate liquidation payment equal to 100 times the payment made per share of common stock. Each preferred share will have one hundred votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which common stock is exchanged, each preferred share will be entitled to receive 100 times the amount received per share of common stock.

     Because of the nature of the preferred shares' dividend, liquidation and voting rights, the value of one one-hundredth interest in a preferred share purchasable upon exercise of each right should approximate the value of one share of common stock.

     The purchase price and the number of preferred shares or other securities issuable upon exercise of the rights are subject to adjustment from time to time to prevent dilution.

     If, after any person becomes an acquiring person, Tom Brown was acquired in a merger or other business combination transaction or more than 50% of Tom Brown's consolidated assets, earning power or cash flow generation capacity were sold, proper provision will be made so that each holder of a right will thereafter have the right to receive upon the exercise thereof at the then current purchase price of the right, that number of shares of common stock of the acquiring company that at the time of such transaction would have a market value of two times the purchase price of the right.

     In the event any person becomes an acquiring person, each right then outstanding would "flip-in" and become a right to buy that number of shares of common stock that at the time of such acquisition would have a market value of two times the exercise price of the right. The acquiring person who triggered the rights would be excluded from the "flip-in" because his rights would have become void upon his triggering acquisition.

     At anytime after a person has become an acquiring person and the acquiring person owns less than 50% of Tom Brown's voting shares then outstanding, Tom Brown's board of directors would have the option to issue shares of common stock in exchange for the rights (other than rights owned by the acquiring person, which would be void) at the rate of one share for each right.

     At any time prior to a person becoming an acquiring person, Tom Brown's board of directors may redeem the rights in whole, but not in part, at a price of $.01 per right subject to adjustment. Immediately upon the action of Tom Brown's board of directors ordering redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

     The terms of the rights may be amended by Tom Brown's board of directors without the consent of the holders of the rights. However, from and after the date that any person becomes an acquiring person, the rights may be amended by Tom Brown's board of directors solely in order (1) to cure any ambiguity, (2) to correct or supplement any defective or otherwise inconsistent provision in the rights plan, (3) subject to certain restrictions, to shorten or lengthen any time period or (4) to otherwise change or supplement the rights plan in a manner that does not adversely affect the interests of the holders of the rights (other than an acquiring person or an affiliate or associate of an acquiring person). The amendment provision of the rights plan provides that the 15% threshold can be lowered to not less than 10%; provided, however, that no person who then beneficially owns a number of shares of common stock equal to or greater than the reduced threshold shall be an acquiring person unless such person acquires additional shares.

                 DESCRIPTION OF DEPOSITARY SHARES OF TOM BROWN

GENERAL

     Tom Brown may offer fractional shares of preferred stock, rather than full shares of preferred stock. If Tom Brown decides to offer fractional shares of preferred stock, Tom Brown will issue receipts for depositary shares. Each depositary share will represent a fraction of a share of a particular series of preferred stock. A prospectus supplement will indicate that fraction. The shares of preferred stock represented by depositary shares will be deposited under a deposit agreement between Tom Brown and a depositary that is a bank or trust company that meets certain requirements and is selected by Tom Brown. Each owner of a depositary share will be entitled to all of the rights and preferences of the preferred stock represented by the depositary share. The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of the offering.

     We have summarized all material provisions of the deposit agreement and the depositary receipts. The forms of the deposit agreement and the depositary receipts relating to any particular issue of depositary shares will be filed with the SEC on a Current Report on Form 8-K prior to Tom Brown's offering of the depositary shares, and you should read such documents for provisions that may be important to you.

DIVIDENDS AND OTHER DISTRIBUTIONS

     If Tom Brown pays a cash distribution or dividend on a series of preferred stock represented by depositary shares, the depositary will distribute such dividends to the record holders of such depositary shares. If the distributions are in property other than cash, the depositary will distribute the property to the record holders of the depositary shares. If, however, the depositary determines that it is not feasible to make the distribution of property, the depositary may, with Tom Brown's approval, sell such property and distribute the net proceeds from such sale to the holders of the preferred stock.

REDEMPTION OF DEPOSITARY SHARES

     If Tom Brown redeems a series of preferred stock represented by depositary shares, the depositary will redeem the depositary shares from the proceeds received by the depositary in connection with the redemption. The redemption price per depositary share will equal the applicable fraction of the redemption price per share of the preferred stock. If fewer than all the depositary shares are redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as the depositary may determine.

VOTING THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the preferred stock represented by depositary shares are entitled to vote, the depositary will mail the notice to the record holders of the depositary shares relating to such preferred stock. Each record holder of these depositary shares on the record date, which will be the same date as the record date for the preferred stock, may instruct the depositary as to how to vote the preferred stock represented by such holder's depositary shares. The depositary will endeavor, insofar as practicable, to vote the amount of the preferred stock represented by such depositary shares in accordance with such instructions, and Tom Brown will take all action that the depositary deems necessary in order to enable the depositary to do so. The depositary will abstain from voting shares of the preferred stock to the extent it does not receive specific instructions from the holders of depositary shares representing such preferred stock.

AMENDMENT AND TERMINATION OF THE DEPOSITARY AGREEMENT

     The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may be amended by agreement between the depositary and Tom Brown. Any amendment that materially and adversely alters the rights of the holders of depositary shares will not, however, be effective unless such amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by the depositary or Tom Brown only if (a) all outstanding depositary shares have been redeemed or (b) there has been a final distribution in respect of the preferred stock in connection with any liquidation, dissolution or winding up of Tom Brown and such distribution has been distributed to the holders of depositary receipts.

CHARGES OF DEPOSITARY

     Tom Brown will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. Tom Brown will pay charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and any other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the deposit agreement to be for their accounts.

WITHDRAWAL OF PREFERRED STOCK

     Upon surrender of depositary receipts at the principal office of the depositary, subject to the terms of the deposit agreement, the owner of the depositary shares may demand delivery of the number of whole shares of preferred stock and all money and other property, if any, represented by those depositary shares. Partial shares of preferred stock will not be issued. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the depositary will deliver to such holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Holders of preferred stock thus withdrawn may not thereafter deposit those shares under the deposit agreement or receive depositary receipts evidencing depositary shares therefor.

MISCELLANEOUS

     The depositary will forward to holders of depositary receipts all reports and communications from Tom Brown that are delivered to the depositary and that Tom Brown is required to furnish to the holders of the preferred stock.

     Neither Tom Brown nor the depositary will be liable if Tom Brown is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the deposit agreement. The obligations of the depositary and Tom Brown under the deposit agreement will be limited to performance in good faith of their duties thereunder, and Tom Brown will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. Tom Brown may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The depositary may resign at any time by delivering notice to Tom Brown of its election to do so, and Tom Brown may at any time remove the depositary. Any such resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of such appointment. Such successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $100,000,000.

                DESCRIPTION OF SECURITIES WARRANTS OF TOM BROWN

     Tom Brown may issue securities warrants for the purchase of debt securities, preferred stock, depositary shares, common stock or other securities. Securities warrants may be issued independently or together with debt securities, preferred stock, depositary shares, common stock or other securities offered by any prospectus supplement and may be attached to or separate from any such offered securities. Each series of securities warrants will be issued under a separate warrant agreement to be entered into between Tom Brown and a bank or trust company, as warrant agent, all as set forth in a prospectus supplement relating to the particular issue of securities warrants. The securities warrant agent will act solely as Tom Brown's agent in connection with the securities warrants and will not assume any obligation or relationship of agency or trust for or with any holders of securities warrants or beneficial owners of securities warrants.

     We have summarized all material provisions of the securities warrant agreements. A form of the applicable securities warrant agreement will be filed with the SEC on Form 8-K prior to any offering of the applicable warrants, and you should read such document for provisions that may be important to you. A prospectus supplement relating to a particular issue of securities warrants will contain the terms of and information relating to that issue of securities warrants, including, where applicable:

     - the designation, aggregate principal amount, currencies, denominations and terms of the series of debt securities purchasable upon exercise of securities warrants to purchase debt securities and the price at which such debt securities may be purchased upon such exercise;

     - the number of shares of common stock purchasable upon the exercise of securities warrants to purchase common stock and the price at which such number of shares of common stock may be purchased upon such exercise;

     - the number of shares and series of preferred stock or depositary shares purchasable upon the exercise of securities warrants to purchase preferred stock or depositary shares and the price at which such number of shares of such series of preferred stock or depositary shares may be purchased upon such exercise;

     - the designation and number of units of other securities purchasable upon the exercise of securities warrants to purchase other securities and the price at which such number of units of such other securities may be purchased upon such exercise;

     - the date on which the right to exercise such securities warrants shall commence and the date on which such right shall expire;

     - United States federal income tax consequences applicable to such securities warrants;

     - the amount of securities warrants outstanding as of the most recent practicable date; and

     - any other terms of such securities warrants.

     Securities warrants will be issued in registered form only. The exercise price for securities warrants will be subject to adjustment in accordance with a prospectus supplement relating to the particular issue of securities warranties.

     Each securities warrant will entitle the holder thereof to purchase such principal amount of debt securities or such number of shares of common stock, preferred stock, depositary shares or other securities at such exercise price as shall in each case be set forth in, or calculable from, a prospectus supplement relating to the securities warrants, which exercise price may be subject to adjustment upon the occurrence of certain events as set forth in such prospectus supplement. After the close of business on the expiration date, or such later date to which such expiration date may be extended by Tom Brown, unexercised securities warrants will become void. The place or places where, and the manner in which, securities warrants may be exercised shall be specified in a prospectus supplement relating to such securities warrants.

     Prior to the exercise of any securities warrants to purchase debt securities, common stock, preferred stock, depositary shares or other securities, holders of such securities warrants will not have any of the rights of holders of debt securities, common stock, preferred stock, depositary shares or other securities, as the case may be, purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the debt securities purchasable upon such exercise or to enforce covenants in any applicable indenture, or to receive payments of dividends, if any, on the common stock, preferred stock or depositary shares purchasable upon such exercise, or to exercise any applicable right to vote.

                    DESCRIPTION OF STOCK PURCHASE CONTRACTS
                     AND STOCK PURCHASE UNITS OF TOM BROWN

     Tom Brown may issue stock purchase contracts, including contracts obligating holders to purchase from Tom Brown, and obligating Tom Brown to sell to holders, a specified number of shares of common stock or other securities at a future date or dates, which we refer to in this prospectus as "stock purchase contracts." The price per share of the securities and the number of shares of the securities may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and debt securities, preferred securities, warrants or debt obligations of third parties, including U.S. treasury securities, securing the holders' obligations to purchase the securities under the stock purchase contracts, which we refer to herein as "stock purchase units." The stock purchase contracts may require holders to secure their obligations under the stock purchase contracts in a specified manner. The stock purchase contracts also may require Tom Brown to make periodic payments to the holders of the stock purchase units or vice versa, and those payments may be unsecured or refunded on some basis.

     The applicable prospectus supplement will describe the terms of the stock purchase contracts or stock purchase units and, if applicable, collateral or depositary arrangements relating to the stock purchase contracts or stock purchase units. In addition, the applicable prospectus supplement will set forth:

     - the names of the selling stockholders;

     - the number of shares of common stock held by each of the selling stockholders;

     - the percentage of the outstanding common stock held by each of the selling stockholders; and

     - the number of shares of common stock offered by each of the selling stockholders.

Material United States federal income tax considerations applicable to the stock purchase units and the stock purchase contracts will also be discussed in the applicable prospectus supplement.

                              PLAN OF DISTRIBUTION

     Any of the securities that may be offered by us pursuant to this prospectus may be sold in or outside the United States through underwriters or dealers, agents or directly to one or more purchasers, including Tom Brown's existing stockholders in a rights offering. The prospectus supplement relating to any offering of securities will include, to the extent required, the following information:

     - the terms of the offering;

     - the names of any underwriters, dealers or agents;

     - the name or names of any managing underwriter or underwriters;

     - the purchase price of the securities from us;

     - the net proceeds to us from the sale of the securities;

     - any delayed delivery arrangements;

     - any underwriting discounts, commissions and other items constituting underwriters' compensation;

     - any initial public offering price;

     - any discounts or concessions allowed or reallowed or paid to dealers; and

     - any commissions paid to agents.

     If we use underwriters in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change, from time to time, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

     If we use dealers in the sale of securities, the securities will be sold directly to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale.

     We may sell the securities directly. In this case, no underwriters or agents would be involved. Tom Brown may sell securities upon the exercise of rights that Tom Brown may issue to its securityholders. We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities.

     We may sell the securities through agents we designate from time to time. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

     If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us, at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

     We may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their business.

                                 LEGAL MATTERS

     Vinson & Elkins L.L.P., Houston, Texas, has acted as our counsel in connection with this offering and has issued a preliminary opinion regarding the validity of the issuance of the securities offered by this prospectus. Stewart McKelvey Stirling Scales, Halifax, Nova Scotia, Canada, has issued a preliminary opinion regarding the debt securities offered by Tom Brown Resources with this prospectus. Both opinions are exhibits to the registration statement of which this prospectus forms a part. Legal counsel to any underwriters may pass upon legal matters for such underwriters.

                                    EXPERTS

     The consolidated financial statements of Tom Brown, Inc. as of December 31, 2002, and for the year ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2002, consolidated financial statements refers to a change in the method of accounting for goodwill and other intangible assets in 2002, and the method of accounting for derivative instruments and hedging activities in 2001.

     The consent of Arthur Andersen LLP to the inclusion of its report regarding the consolidated financial statements of Tom Brown with respect to periods prior to 2002, incorporated in this prospectus and elsewhere in this registration statement by reference, is omitted pursuant to the Securities Act Rule 437a. In June of 2002, Arthur Andersen LLP was convicted of obstructing justice, which is a felony offense. The SEC prohibits firms convicted of a felony from auditing public companies. Arthur Anderson LLP is thus unable to deliver a consent with respect to such financial statements. Because Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

     The estimated reserve evaluations and related calculations, which were prepared by our petroleum engineering staff and reviewed by Ryder Scott Company, L.P., independent petroleum engineering consultants, incorporated by reference in this prospectus have been incorporated by reference in reliance on the authority of said firm as experts in petroleum engineering.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a joint registration statement with the SEC; however, we did not include separate financial statements of Tom Brown Resources in this prospectus because:

     - all of the voting rights of Tom Brown Resources are owned by Tom Brown directly, and Tom Brown files regular reports with the SEC;

     - Tom Brown Resources has no operations other than transferring funds to Tom Brown's subsidiaries; and

     - Tom Brown will fully and unconditionally guarantee Tom Brown Resources' obligations and the rights of holders.

     Each time we offer to sell securities, whether by Tom Brown or Tom Brown Resources, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including any guarantees. The prospectus supplement may also add, update or change information contained in this prospectus. This prospectus, together with the applicable prospectus supplement, will include or refer you to all material information relating to each offering.

     Tom Brown files annual, quarterly and current reports, proxy statements and other information with the SEC (File No. 001-31308). Tom Brown's SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy at prescribed rates any document Tom Brown files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330.

     Tom Brown Resources is not required to file periodic and other documents under the Securities Exchange Act of 1934. Tom Brown does not intend to include in its consolidated financial statements any separate financial information regarding Tom Brown Resources. Also, in view of Tom Brown's guarantees, Tom Brown Resources does not intend to furnish holders of its debt securities with separate financial statements or other reports.

     Tom Brown's common stock is listed on the New York Stock Exchange under the symbol "TBI." Tom Brown's reports, proxy statements and other information may be read and copied at the NYSE at 20 Broad Street, 7th Floor, New York, New York 10005.

     The SEC allows us to "incorporate by reference" the information Tom Brown files with them, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus, and information that Tom Brown files later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents Tom Brown subsequently files with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until we sell all of the securities described in this prospectus or we terminate this offering:

     - Tom Brown's annual report on Form 10-K, as amended, for the year ended December 31, 2002, filed with the SEC on August 5, 2003;

     - Tom Brown's quarterly report on Form 10-Q for the quarter ended June 30, 2003, filed with the SEC on August 14, 2003;

     - Tom Brown's quarterly report on Form 10-Q, as amended, for the quarter ended March 31, 2003, filed with the SEC on August 5, 2003;

     - Tom Brown's current report on Form 8-K, filed with the SEC on August 14, 2003;

     - Tom Brown's current report on Form 8-K, as amended, filed with the SEC on August 1, 2003;

     - Tom Brown's current report on Form 8-K, filed with the SEC on July 11, 2003;

     - Tom Brown's current report on Form 8-K, filed with the SEC on July 7,
       2003;

     - Tom Brown's current report on Form 8-K, filed with the SEC on June 18, 2003;

     - Tom Brown's current report on Form 8-K, filed with the SEC on May 16,
       2003;

     - Tom Brown's current report on Form 8-K, filed with the SEC on May 9,
       2003;

     - Tom Brown's current reports on Forms 8-K, filed with the SEC on February 25, 2003; and

     - the description of Tom Brown's common stock and attached preferred share purchase rights contained in Tom Brown's Form 8-A registration statement, filed with the SEC on April 29, 2002.

     You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing), at no cost, by writing to us at the following address or calling the following number:

                                Tom Brown, Inc.
                         Attention: Corporate Secretary
                             555 Seventeenth Street
                                   Suite 1850
                                Denver, Colorado
                                 (303) 260-5000

     You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any dealer, salesman or other person to provide you with additional or different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement or in any document incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date of the document containing the information.

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      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the Units offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                             ----------------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                  Page
                                                  -----
About This Prospectus Supplement................    S-2
Certain Definitions and Other Information.......    S-2
Special Note Regarding Forward-Looking
  Statements....................................    S-2
Prospectus Supplement Summary...................    S-4
Risk Factors....................................   S-17
Use of Proceeds.................................   S-20
Capitalization..................................   S-21
Unaudited Pro Forma Financial Data..............   S-22
Selected Historical Consolidated Financial and
  Operating Data................................   S-30
Business........................................   S-32
Management......................................   S-37
Description of Other Indebtedness...............   S-39
Description of the Units........................   S-42
Description of the Notes........................   S-42
United States Federal Income Tax
  Considerations................................   S-97
Canadian Federal Income Tax Considerations......  S-101
Underwriting....................................  S-104
Legal Matters...................................  S-106
Experts.........................................  S-106
Glossary of Common Natural Gas and Oil Terms....  S-107
                      Prospectus
About This Prospectus...........................      i
About Tom Brown.................................      1
About Tom Brown Resources.......................      1
Use of Proceeds.................................      1
Ratios of Earnings to Fixed Charges and Earnings
  to Fixed Charges and Preferred Stock
  Dividends.....................................      2
Description of Debt Securities..................      2
Description of Common Stock and Preferred Stock
  of Tom Brown..................................     13
Description of Depositary Shares of Tom Brown...     17
Description of Securities Warrants of Tom
  Brown.........................................     19
Description of Stock Purchase Contracts and
  Stock Purchase Units of Tom Brown.............     20
Plan of Distribution............................     21
Legal Matters...................................     22
Experts.........................................     22
Where You Can Find More Information.............     22

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                                  $225,000,000

                                TOM BROWN, INC.
                              TOM BROWN RESOURCES
                                 FUNDING CORP.

                                 225,000 Units
                            Each Unit consisting of
  $512 Principal Amount of      % Senior Subordinated Notes of Tom Brown, Inc.
                              due           , 2013

                            $488 Principal Amount of
                           % Senior Subordinated Notes of
                       Tom Brown Resources Funding Corp.
                              due           , 2013

                        Unconditionally Guaranteed as to
                     Payment of Principal, Premium, if any,
                        and Interest by Tom Brown, Inc.
                             ----------------------

                             (TOM BROWN, INC. LOGO)
                             ----------------------
                              GOLDMAN, SACHS & CO.
                                    JPMORGAN
                              MERRILL LYNCH & CO.
                                  BNP PARIBAS
                                   CITIGROUP
                                 SCOTIA CAPITAL
                              WACHOVIA SECURITIES

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